UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2021

FOLEY TRASIMENE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39299	85-0545098
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1701 Village Center Circle Las Vegas, NV	89134
(Address of principal executive offices)	(Zip Code)

(702) 323-7330

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Warrant	WPF.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	WPF	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	WPF WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Agreement

As previously announced, on January 25, 2021, Foley Trasimene Acquisition Corp. (“FTAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among FTAC, Tempo Holding Company, LLC, a Delaware limited liability company (“Alight”), Acrobat Holdings, Inc., a Delaware corporation and direct, wholly owned subsidiary of FTAC (“Alight Pubco”), Acrobat SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Alight Pubco (“FTAC Merger Sub”), Acrobat Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of FTAC (“Tempo Merger Sub”), Acrobat Blocker 1 Corp., a Delaware corporation and a direct, wholly owned subsidiary of Alight Pubco (“Blocker Merger Sub 1”), Acrobat Blocker 2 Corp., a Delaware corporation and a direct, wholly owned subsidiary of Alight Pubco (“Blocker Merger Sub 2”), Acrobat Blocker 3 Corp., a Delaware corporation and a direct, wholly owned subsidiary of Alight Pubco (“Blocker Merger Sub 3”), Acrobat Blocker 4 Corp., a Delaware corporation and a direct, wholly owned subsidiary of Alight Pubco (“Blocker Merger Sub 4” and, together with Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3, the “Blocker Merger Subs”), Tempo Blocker I, LLC, a Delaware limited liability company (“Tempo Blocker 1”), Tempo Blocker II, LLC, a Delaware limited liability company (“Tempo Blocker 2”), Blackstone Tempo Feeder Fund VII, L.P., a Delaware limited partnership (“Tempo Blocker 3”), and New Mountain Partners IV Special (AIV-E), LP, a Delaware limited partnership (“Tempo Blocker 4” and, together with Tempo Blocker 1, Tempo Blocker 2 and Tempo Blocker 3, the “Tempo Blockers”).

Business Combination Agreement

The Business Combination

The Business Combination Agreement provides for the consummation of the following transactions (the “Business Combination”): (i) FTAC Merger Sub will merge with and into FTAC, with FTAC being the surviving corporation in the merger and becoming a subsidiary of Alight Pubco (the “Pubco Merger”) and (ii) Alight Pubco will, through a series of mergers and related transactions, acquire equity interests in Alight and the Tempo Blockers. Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of Alight Pubco will be held by Alight. The combined company’s business will continue to operate through the subsidiaries of Alight.

Upon consummation of the Business Combination, Alight Pubco will have eight classes of common stock, which are as follows:

•	Class A Common Stock, par value $0.0001 per share (the “Alight Pubco Class A Common Stock”), which will be listed for trading on the NYSE.

•

Class B-1 Common Stock, par value $0.0001 per share (the “Alight Pubco Class B-1 Common Stock”), which represents earnout consideration payable to the pre-Closing equityholders of Alight and the Tempo Blockers. The Alight Pubco Class B-1 Common Stock will be non-voting and will vest and automatically convert into shares of Alight Pubco Class A Common Stock on a one-for-one basis if the volume-weighted average price (“VWAP”) of the Alight Pubco Class A Common Stock equals or exceeds $12.50 per share for 20 or more trading days within a consecutive 30-trading day period. The Alight Pubco Class B-1 Common Stock will also convert to Alight Pubco Class A Common Stock upon the consummation of a change of control transaction or liquidation event that results in the holders of Alight Pubco Class A Common Stock receiving at least $12.50 per share. If the $12.50 stock price target is not achieved within seven years following the closing of the Business

Combination (the “Closing”), the shares of Alight Pubco Class B-1 Common Stock will be forfeited and cancelled for no consideration. Upon conversion, holders of Alight Pubco Class B-1 Common Stock will also be entitled to receive a dividend catch-up payment equal to the amount of dividends paid per share of Alight Pubco Class A Common Stock since the Closing.

•

Class B-2 Common Stock, par value $0.0001 per share (“Alight Pubco Class B-2 Common Stock”), which represents earnout consideration payable to the pre-Closing equityholders of Alight and the Tempo Blockers. The Alight Pubco Class B-2 Common Stock will be non-voting and will vest and automatically convert into shares of Alight Pubco Class A Common Stock on a one-for-one basis if the VWAP of the Alight Pubco Class A Common Stock equals or exceeds $15.00 per share for 20 or more trading days within a consecutive 30-trading day period. The Alight Pubco Class B-2 Common Stock will also convert to Alight Pubco Class A Common Stock upon the consummation of a change of control transaction or liquidation event that results in the holders of Alight Pubco Class A Common Stock receiving at least $15.00 per share. If the $15.00 stock price target is not achieved within seven years after the Closing, the shares of Alight Pubco Class B-2 Common Stock will be forfeited and cancelled for no consideration. Upon conversion, holders of Alight Pubco Class B-2 Common Stock will also be entitled to receive a dividend catch-up payment equal to the amount of dividends paid per share of Alight Pubco Class A Common Stock since the Closing.

•

Class B-3 Common Stock, par value $0.0001 per share (“Alight Pubco Class B-3 Common Stock”), which represents shares that may be issued to Trasimene Capital FT, LP and Bilcar FT, LP (collectively, the “FTAC Sponsors”) and certain insiders in respect of their shares of FTAC Class B Common Stock under the circumstances described below. The Alight Pubco Class B-3 Common Stock will be non-voting and will vest and automatically convert into shares of Alight Pubco Class A Common Stock on a one-for-one basis if the VWAP of the Alight Pubco Class A Common Stock equals or exceeds $13.75 per share for 20 or more trading days within a consecutive 30-trading day period. The Alight Pubco Class B-3 Common Stock will also convert to Alight Pubco Class A Common Stock upon the consummation of a change of control transaction or liquidation event that results in the holders of Alight Pubco Class A Common Stock receiving at least $13.75 per share. If the $13.75 stock price target is not achieved within seven years after closing, the shares of Alight Pubco Class B-3 Common Stock will be forfeited and cancelled for no consideration. Upon conversion, holders of Alight Pubco Class B-3 Common Stock will also be entitled to receive a dividend catch-up payment equal to the amount of dividends paid per share of Alight Pubco Class A Common Stock since the Closing.

•

Class V Common Stock, par value $0.0001 per share, which represents voting, non-economic shares that will be issued on a one-for-one basis to holders of Class A units of Alight (the “Alight Class A Units”) (other than Alight Pubco, FTAC and the Tempo Blockers), which Alight will be exchangeable for an equal number of shares of Alight Pubco Class A Common Stock (together with the surrender of the corresponding number of Alight Class A Units).

•

Class Z Common Stock, par value $0.001 per share (the “Alight Pubco Class Z Common Stock”), which has been separated into three subclasses of non-voting common stock—Class Z-A, Class Z-B-1 and Class Z-B-2—and created solely as a tracking stock with respect to a portion of the equity consideration received by pre-Closing, unvested, management equityholders of Alight holding to re-allocate to certain of the other pre-Closing equityholders of Alight (including the pre-Closing equityholders of the Tempo Blockers) such equity consideration to the extent such unvested management equity is forfeited.

Consideration Paid to Pre-Closing Alight and Tempo Blocker Equityholders

The consideration to be paid to the pre-Closing equityholders of Alight and the pre-Closing equityholders of the Tempo Blockers (in connection with the merger of the Tempo Merger Sub with and into Alight (the “Tempo Merger”) and the merger of the Tempo Blocker Merger Subs with and into the Tempo Blockers, respectively, and certain other transactions at the Closing will be a combination of cash and equity consideration.

The aggregate cash consideration will be an amount equal to (i) $1,000,000,000, plus (ii) the amount, if any, by which Alight’s net debt at closing is less than $3,692,000,000, minus (iii) the amount, if any, by which Alight’s net debt at closing is greater than $3,692,000,000, minus (iv) the amount (the “Redemption Offset Amount”) by which the amount in FTAC’s trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid stockholder redemptions, but increased to take into account the amount of any additional equity financing raised by FTAC to offset any such redemptions) is less than $835,000,000 (subject to a cap of $85,000,000).

The aggregate equity consideration will be as follows: (i) an aggregate number of shares of Alight Pubco Class A Common Stock and/or corresponding Alight Class A Units that are exchangeable for shares of Alight Pubco Class A Common Stock on a one-for-one basis equal to 226,663,750 (plus an additional number of shares and/or units equal to the Redemption Offset Amount divided by the $10.00 per share price of the Alight Pubco Class A Common Stock in the Business Combination); (ii) an aggregate of 7,500,000 shares of Alight Pubco Class B-1 Common Stock and/or corresponding LLC units of Alight equal that are convertible into shares of Alight Pubco Class A Common Stock or corresponding LLC units of Alight on a one-for-one basis on the terms set forth above; and (iii) an aggregate of 7,500,000 shares of Alight Pubco Class B-2 Common Stock and/or corresponding LLC units of Alight that are convertible into shares of Alight Pubco Class A Common Stock or corresponding LLC units of Alight on a one-for-one basis on the terms set forth above. Members of Alight management whose pre-closing equity awards do not vest in connection with the Business Combination will receive unvested shares of Pubco and/or units of Alight that will vest on the same terms as the existing award agreements. The pre-Closing equityholders of Alight and the Tempo Blockers (other than in respect of unvested awards) will also receive shares of Alight Pubco Class Z Common Stock (or equivalent units of Alight) that will allow for the re-allocation of the consideration paid to the holders of unvested Alight equity awards at Closing among certain of the other pre-existing equityholders in the event such awards are forfeited (and which shares of Alight Pubco Class Z Common Stock and Alight units will be forfeited to the extent the equivalent unvested management consideration vests).

Consideration Paid to FTAC Stockholders

At the effective time of the Pubco Merger (the “Effective Time”), each share of FTAC’s Class A common stock, par value $0.0001 per share (the “FTAC Class A Common Stock”), will be converted into one share of Alight Pubco Class A Common Stock. The outstanding shares of FTAC’s Class B common stock, par value $0.0001 per share (the “FTAC Class B Common Stock”) will be converted into 23,287,500 shares of Alight Pubco Class A Common Stock (which takes into account the agreement of the FTAC Sponsors and certain insiders under the Amended and Restated Sponsor Agreement (as defined below) to forfeit 10% of their 25,875,000 shares of FTAC Class B Common Stock), except that to the extent that the available proceeds in FTAC’s trust account (after giving effect to valid stockholder redemptions, but increased to take into account the amount of any additional equity financing raised by FTAC to offset any such redemptions) is less than $892,200,000, up to 20% of the outstanding shares of FTAC Class B Common Stock will instead be converted into shares of Alight Pubco Class B-3 Common Stock with the terms described above.

At the Effective Time, each of FTAC’s public warrants that are outstanding immediately prior to the Effective Time will, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of share(s) of FTAC common stock set forth therein and in substitution thereof such warrant will entitle the holder to acquire the same number of shares of Alight Pubco Class A Common Stock per warrant on the same terms.

In connection with the consummation of the Business Combination, the warrants held by the FTAC Sponsors will be transferred to FTAC in exchange for shares of Class C common stock, par value $0.0001 of FTAC (the “Class C Common Stock”). Immediately following the Effective Time and the Tempo Merger, the FTAC Sponsors will transfer and contribute the shares of Class C Common Stock of the FTAC surviving corporation (into which the Class C Common Stock will be converted in the Pubco Merger) to Alight in exchange for exchangeable units of Alight, which will have the terms set forth in the Alight operating agreement.

Representations and Warranties, Covenants

Under the Business Combination Agreement, FTAC, Alight and the Tempo Blockers made customary representations and warranties for transactions of this type regarding themselves and their respective businesses. The representations and warranties made under the Business Combination Agreement will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Business Combination Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the closing, which will survive in accordance with the terms of the Business Combination Agreement.

Conditions to Closing

The consummation of the Business Combination is subject to customary conditions for transactions involving special purpose acquisition companies, including, among others: (i) approval of the Required FTAC Stockholder Approvals (as defined in the Business Combination Agreement) by FTAC’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) receipt of other required regulatory approvals, (iv) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination being in force, (v) FTAC having at least $5,000,001 of net tangible assets as of the closing of the Business Combination, (vi) the Registration Statement on Form S-4 to be filed by Alight Pubco in connection with the Business Combination (the “Form S-4”) having become effective, (vii) the Alight Pubco Class A Common Stock having been approved for listing on the New York Stock Exchange, and (viii) customary bring down conditions related to the parties’ respective representations, warranties and pre-Closing covenants in the agreement. In addition, the obligation of Alight and the Tempo Blockers to consummate the Business Combination is conditioned upon, among other items, (A) the Available Cash Amount (as defined in the Business Combination Agreement) being least $2,600,000,000 as of the closing of the Business Combination, and (B) each of the covenants of the parties to the Sponsor Agreement (as defined below) required to be performed as of or prior to the closing of the Business Combination having been performed in all material respects. FTAC’s obligation to consummate the Business Combination is also conditioned on the delivery of written consents from the requisite equityholders of Alight and the Tempo Blockers adopting the Business Combination Agreement and approving the Business Combination (the “Seller Written Consents”).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing, including (i) by the mutual written consent of FTAC and Alight, (ii) by FTAC if the Seller Written Consents are not received within 24 hours following the effectiveness of the Form S-4 or (iii) by written notice from FTAC or Alight to the other party or parties, if the closing has not occurred by July 25, 2021, which may be extended by up to two, 90 day periods to the extent all conditions to closing other than the receipt of required regulatory approvals have been satisfied, waived or remain capable of being satisfied.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about FTAC, Alight Pubco, Alight or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in FTAC’s public disclosures.

A copy of the Business Combination Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

Related Agreements

Investor Rights Agreement

Concurrently with the consummation of the Business Combination, the FTAC Sponsors, certain equityholders of Alight, equityholders of the Tempo Blockers, and certain other parties thereto will enter into an investor rights agreement with Alight PubCo relating to, among other things, the composition of the board of directors of Alight PubCo following the Business Combination, certain information rights and lock-up restrictions.

Registration Rights Agreement

Concurrently with the consummation of the Business Combination, the FTAC Sponsors, certain equityholders of Alight, equityholders of the Tempo Blockers, and certain other parties thereto will enter into a registration rights agreement providing customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions, and lockup restrictions.

Tax Receivable Agreement

Concurrently with the consummation of the Business Combination, Alight PubCo will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain equityholders of Alight, incluing the Tempo Blockers. Pursuant to the Tax Receivable Agreement, Alight PubCo will be required, among other things, to pay the equityholders party thereto 85% of the amount of the actual savings, if any, in U.S. federal, state and local income tax that Alight PubCo actually realizes as a result of certain preexisting tax attributes as well as the increases in tax basis and certain other tax benefits related to the transactions described in the Business Combination Agreement and any future exchanges of units in Alight for Alight Pubco Class A Common Stock.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, FTAC and Alight Pubco entered into certain Alight Pubco Class A Common Stock subscription agreements (the “Subscription Agreements”) with certain investment funds (the “PIPE Investors”) pursuant to which Alight Pubco has agreed to issue and sell to the PIPE Investors, in the aggregate, $1,550,000,000 of Alight Pubco Class A Common Stock (the “PIPE Investment”) at a purchase price of $10.00 per share. The closing of the PIPE Investment is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived and other customary closing conditions, and the Business Combination will be consummated immediately following the closing of the PIPE Investment.

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the Subscription Agreements, the form of which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Amended and Restated Sponsor Agreement

In connection with the execution of the Business Combination Agreement, FTAC amended and restated (a) that certain letter agreement (the “Sponsor Agreement”), dated May 29, 2020, between FTAC and the FTAC Sponsors and (b) that certain letter agreement, dated as of May 29, 2020, by and between FTAC and each of the directors and officers of FTAC (the “Insiders”), pursuant to which, among other things, the FTAC Sponsors and the Insiders agreed (i) to vote any FTAC securities in favor of the Business Combination and other FTAC Stockholder Matters (as defined in the Business Combination Agreement), (ii) not to seek redemption of any FTAC securities and not to transfer any FTAC securities for a period of 270 days following the Closing Date (or, if the volume weighted average price of the Alight Pubco Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30 trading day period following the Closing Date, 150 days thereafter), and (iii) to be bound to certain other obligations as described therein (the “Amended and Restated Sponsor Agreement”). Additionally, the FTAC Sponsors and certain Insiders who hold shares of FTAC Class B Common Stock acknowledged and agreed that they would receive the consideration set forth in the Business (as described above) in lieu of the consideration they would otherwise have been entitled to under FTAC’s certificate of incorporation.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Alight Pubco with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of FTAC’s common stock in connection with FTAC’s solicitation for proxies for the vote by FTAC’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, preliminary and definitive consent solicitation statements to be distributed to holders of Alight as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. FTAC, Alight Pubco and Alight urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/consent solicitation statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Alight Pubco, FTAC, and the proposed business combination. Such persons can also read FTAC’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), for a description of the security holdings of FTAC’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to FTAC’s stockholders as of a record date to be established for voting on the proposed business combination and to Alight equityholders as of a record date to be established for the submission of written consents to approve the merger transactions. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

FTAC and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of FTAC’s directors and executive officers in FTAC’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), which was filed with the SEC on May 28, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FTAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Information concerning the interests of FTAC’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of FTAC’s and Alight’s equity holders generally, will be set forth in the proxy statement/consent solicitation statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTACC or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. FTAC’s and Alight’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FTAC’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside FTAC’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against FTAC and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of FTAC, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that FTAC or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in FTAC’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning FTAC or Alight, the transactions described herein or other matters and attributable to FTAC, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of FTAC and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement.

10.1	Form of Subscription Agreement.

10.2*	Amended and Restated Sponsor Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Foley Trasimene Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Foley Trasimene Acquisition Corp.

Date: January 26, 2021	By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

[Signature Page to Business Combination 8-K]

Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

ACROBAT HOLDINGS, INC.,

FOLEY TRASIMENE ACQUISITION CORP.,

TEMPO HOLDING COMPANY, LLC,

ACROBAT MERGER SUB, LLC,

ACROBAT SPAC MERGER SUB, INC.,

ACROBAT BLOCKER 1 CORP.,

ACROBAT BLOCKER 2 CORP.,

ACROBAT BLOCKER 3 CORP.,

ACROBAT BLOCKER 4 CORP.,

TEMPO BLOCKER I, LLC,

TEMPO BLOCKER II, LLC,

BLACKSTONE TEMPO FEEDER FUND VII, L.P.,

AND

NEW MOUNTAIN PARTNERS IV SPECIAL (AIV-E), LP,

dated as of

January 25, 2021

EXHIBITS
Exhibit A	–	Form of Company Charter
Exhibit B	–	Form of Company Bylaws
Exhibit C	–	Form of FTAC Charter
Exhibit D	–	Form of Investor Rights Agreement
Exhibit E	–	Form of Registration Rights Agreement
Exhibit F	–	Form of Tax Receivables Agreement
Exhibit G	–	Allocation Schedule
Exhibit H	–	Debt Calculation
Exhibit I	–	Form of Tempo Operating Agreement
Exhibit J	–	Form of Omnibus Incentive Plan

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of January 25, 2021 by and among Foley Trasimene Acquisition Corp., a Delaware corporation (“FTAC”), Tempo Holding Company, LLC, a Delaware limited liability company (“Tempo”), Acrobat Holdings, Inc., a Delaware corporation and direct, wholly owned subsidiary of FTAC (the “Company”), Acrobat SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“FTAC Merger Sub”), Acrobat Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of FTAC (“Tempo Merger Sub”), Acrobat Blocker 1 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Blocker Merger Sub 1”), Acrobat Blocker 2 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Blocker Merger Sub 2”), Acrobat Blocker 3 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Blocker Merger Sub 3”), Acrobat Blocker 4 Corp., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Blocker Merger Sub 4” and, together with Blocker Merger Sub 1, Blocker Merger Sub 2 and Blocker Merger Sub 3, the “Blocker Merger Subs”), Tempo Blocker I, LLC, a Delaware limited liability company (“Tempo Blocker 1”), Tempo Blocker II, LLC, a Delaware limited liability company (“Tempo Blocker 2”), Blackstone Tempo Feeder Fund VII, L.P., a Delaware limited partnership (“Tempo Blocker 3”) and New Mountain Partners IV Special (AIV-E), LP, a Delaware limited partnership (“Tempo Blocker 4” and, together with Tempo Blocker 1, Tempo Blocker 2 and Tempo Blocker 3, the “Tempo Blockers”). FTAC, the Company, Tempo, FTAC Merger Sub, the Blocker Merger Subs and the Tempo Blockers are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, FTAC is a blank check company incorporated in Delaware and formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, the Company is a newly formed, wholly owned, direct subsidiary of FTAC and was formed for the purpose of the Transactions, including to act as the publicly traded company for the Company and its Subsidiaries (and their businesses) after the Closing;

WHEREAS, Tempo Merger Sub is a newly formed, wholly owned, direct subsidiary of FTAC, and was formed for the sole purpose of the Tempo Merger;

WHEREAS, each of FTAC Merger Sub and the Blocker Merger Subs is a newly formed, wholly owned, direct subsidiary of the Company, and was formed for the sole purpose of the FTAC Merger and the Blocker Mergers, respectively;

WHEREAS, on or prior to the date hereof, FTAC and the Company have obtained commitments from certain investors for a private placement of Company Class A Common Stock (the “PIPE Investment”) pursuant to the terms of a number of Subscription Agreements (each, a “PIPE Subscription Agreement”), such private placement to be consummated immediately prior to the consummation of the FTAC Financing, the Founder FTAC Warrant Recapitalization, the FTAC Merger, the Blocker Mergers, the Tempo Management Distribution, the Tempo Merger, the Founder LLC Contribution and the FTAC Cash Contribution;

WHEREAS, on or prior to the date hereof, FTAC and the Company have obtained an additional commitment in the amount of $250,000,000 from Cannae Holdings LLC (“Cannae”) for a private placement of Company Class A Common Stock (the “Additional Cannae Subscription”) pursuant to the terms of a Subscription Agreement (the “Cannae Subscription Agreement” and, together with the PIPE

Subscription Agreements, the “Subscription Agreements”), such private placement to be consummated immediately prior to the consummation of the FTAC Financing, the Founder FTAC Warrant Recapitalization, the FTAC Merger, the Blocker Mergers, the Tempo Management Distribution, the Tempo Merger, the Founder LLC Contribution and the FTAC Cash Contribution;

WHEREAS, prior to the date hereof, FTAC has entered into the Forward Purchase Agreements with each of Cannae Holdings, Inc. and THL FTAC LLC (the “FP Investors”) for the acquisition of FTAC Class A Common Stock and FP Investor FTAC Warrants in connection with the FTAC Financing, which financing shall be consummated prior to the consummation of the Founder FTAC Warrant Recapitalization, the FTAC Merger, the Blocker Mergers, the Tempo Management Distribution, the Tempo Merger, the Founder LLC Contribution and the FTAC Cash Contribution, and immediately following the PIPE Investment and the Additional Cannae Subscription;

WHEREAS, prior to the Tempo Effective Time, (i) Tempo Blocker 3, its equityholders, Blackstone GP and certain of their Affiliates and (ii) Tempo Blocker 4, its equityholders, NM GP, and certain of their Affiliates, in the case of each of (i) and (ii), will effect the Blocker Pre-Closing Reorganization (as defined herein);

WHEREAS, FTAC will undergo a recapitalization whereby the Founder FTAC Warrants will be recapitalized for FTAC Class C Common Stock in accordance with the terms of the Sponsor Agreement (the “Founder FTAC Warrant Recapitalization”), such recapitalization to be consummated prior to the consummation of the FTAC Merger, the Blocker Mergers, the Tempo Management Distribution, the Tempo Merger, the Founder LLC Contribution and the FTAC Cash Contribution;

WHEREAS, immediately following the Founder FTAC Warrant Recapitalization, on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which FTAC Merger Sub will merge with and into FTAC (the “FTAC Merger”), with FTAC being the surviving corporation of the FTAC Merger (FTAC, in its capacity as the surviving corporation of the FTAC Merger, is sometimes referred to as the “FTAC Surviving Corporation”) and a wholly owned Subsidiary of the Company (other than with respect to Class C Common Stock of the FTAC Surviving Corporation held by the Founders), and following such merger and in connection with and as part of the business combination, the Parties will then consummate the Tempo Merger, the Blocker Mergers, the Founder LLC Contribution and the FTAC Cash Contribution (in each case, as defined herein) in accordance with the terms hereof;

WHEREAS, prior to the Tempo Merger, on the Closing Date, on the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA and other applicable Laws, Tempo Management shall distribute to each Management Holder its Corresponding Tempo Units (as defined in the Tempo Management LLCA) which are (taking into account the consummation of the Transactions): (i) unvested Tempo Class A Common Units and (ii) vested and unvested Tempo Class B Common Units (together, the “Tempo Distributable Units”) (such Management Holders receiving Tempo Distributable Units, the “Participating Management Holders” and such distribution, the “Tempo Management Distribution”);

WHEREAS, immediately following the FTAC Merger (and, in any event, following the Tempo Management Distribution), on the terms and subject to the conditions of this Agreement and in accordance with the DLLCA and other applicable Laws, Tempo Merger Sub will merge with and into Tempo (the “Tempo Merger”), with Tempo being the surviving entity of the Tempo Merger (Tempo, in its capacity as the surviving entity of the Tempo Merger, is sometimes referred to as the “Tempo Surviving Entity”) and held by the FTAC Surviving Corporation, the Tempo Blockers, the Tempo Investors, the Participating Management Holders and the Continuing Tempo Unitholders, such merger to be consummated prior to the consummation of the Blocker Mergers, the Management Holder Contribution, the Tempo Investor Contribution, Surviving Blocker Contribution, the Founder LLC Contribution and the FTAC Cash Contribution;

WHEREAS, immediately following the Tempo Effective Time, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, the Delaware Limited Liability Company Act (the “DLLCA”), the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and other applicable Laws, (i) Blocker Merger Sub 1, will merge with and into Tempo Blocker 1, with Tempo Blocker 1 as the surviving company (“Surviving Tempo Blocker 1”) and wholly-owned subsidiary of the Company (the “Tempo Blocker 1 Merger”), (ii) Blocker Merger Sub 2 will merge with and into Tempo Blocker 2, with Tempo Blocker 2 as the surviving company (“Surviving Tempo Blocker 2”) and wholly-owned subsidiary of the Company (the “Tempo Blocker 2 Merger”), (iii) Blocker Merger Sub 3 will merge with and into Tempo Blocker 3, with Tempo Blocker 3 as the surviving company (“Surviving Tempo Blocker 3”) and wholly-owned subsidiary of the Company (the “Tempo Blocker 3 Merger”) and (iv) Blocker Merger Sub 4 will merge with and into Tempo Blocker 4, with Tempo Blocker 4 as the surviving company (“Surviving Tempo Blocker 4” and, each of Surviving Tempo Blocker 1, Surviving Tempo Blocker 2, Surviving Tempo Blocker 3 and Surviving Tempo Blocker 4, a “Blocker Surviving Entity” and, together, the “Blocker Surviving Entities”) and wholly-owned subsidiary of the Company (the “Tempo Blocker 4 Merger” and, each of the Tempo Blocker 1 Merger, Tempo Blocker 2 Merger, Tempo Blocker 3 Merger and Tempo Blocker 4 Merger, a “Blocker Merger” and, together, the “Blocker Mergers”), such mergers to be consummated prior to the consummation of the Founder LLC Contribution and the FTAC Cash Contribution;

WHEREAS, following the Tempo Merger, the Company will consummate the Tempo Investor Contribution (and Surviving Blocker Contribution) and the Management Holder Contribution with respect to each Tempo Investor and each Participating Management Holder who has delivered a Contribution and Exchange Agreement in accordance with the terms hereof;

WHEREAS, immediately following the Tempo Effective Time, the Founders will transfer and contribute the shares of FTAC Class C Common Stock that were converted into shares of Class C Common Stock of the FTAC Surviving Corporation in the FTAC Merger to the Tempo Surviving Entity in exchange for New Tempo Class C Units (the “Founder LLC Contribution”);

WHEREAS, immediately following the consummation of the Founder LLC Contribution, the FTAC Surviving Corporation will contribute cash to the Company as a capital contribution in exchange for a portion of the New Tempo Units acquired by the Company in connection with the Tempo Merger (the “FTAC Cash Contribution”);

WHEREAS, each of the Parties intends that the transactions contemplated by this Agreement will qualify for the Intended Tax Treatment as described in Section 10.05(b);

WHEREAS, prior to the consummation of the FTAC Financing, PIPE Investment and Additional Cannae Subscription, the Company shall amend and restate the certificate of incorporation of the Company to be substantially in the form of Exhibit A attached hereto (the “Company Charter”) and the bylaws of the Company to be substantially in the form of Exhibit B attached hereto (the “Company Bylaws”);

WHEREAS, the board of directors of Tempo has unanimously (i) determined that it is in the best interests of Tempo and the holders of Tempo Units and declared it advisable to enter into this Agreement and each of the Transactions, including the Mergers, in accordance with the DLLCA, and (ii) approved this Agreement and each of the Transactions, including the Mergers, in accordance with the DLLCA and Tempo Operating Agreement, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, (i) all holders of Tempo Units required to consent to, approve or adopt this Agreement, the other Transaction Agreements or the Transactions, including the Tempo Merger and the amendment and restatement of the Tempo LLCA in connection therewith, pursuant to the Tempo LLCA and the DLLCA have duly executed and delivered to Tempo support agreements in connection with the Transactions contemplated hereby, approving this Agreement, the other Transaction Agreements and the Transactions and providing for such holder’s delivery of a Tempo Written Consent in accordance with the terms thereof (the “Tempo Support Agreements”) and (ii) copies of the Tempo Support Agreements will be delivered to FTAC immediately following the entry into this Agreement;

WHEREAS, the general partner or board of directors, as applicable, of each Tempo Blocker has (i) determined that it is in the best interests of such Tempo Blocker and its equityholders and declared it advisable to enter into this Agreement and each of the Transactions, including the applicable Blocker Merger, in accordance with the DLLCA or DRULPA (as applicable), and (ii) approved this Agreement and each of the Transactions, including the applicable Blocker Merger, in accordance with the DLLCA or DRULPA (as applicable) and the limited liability company agreement or limited partnership agreement, as applicable, of such Tempo Blocker, on the terms and subject to the conditions of this Agreement;

WHEREAS, (i) all holders of equity interests in each Tempo Blocker required to consent to, approve or adopt this Agreement, the other Transaction Agreements or the Transactions, including the applicable Blocker Merger, the Blocker Pre-Closing Reorganization (in the case of Tempo Blocker 3 and Tempo Blocker 4) and any amendments to the organizational documents of such Tempo Blocker in connection therewith, pursuant to the limited liability company agreement or limited partnership agreement (as applicable) of such Tempo Blocker and the DLLCA or DRULPA (as applicable) have duly executed and delivered to such Tempo Blocker support agreements in connection with the Transactions contemplated hereby, approving this Agreement, the other Transaction Agreements and the Transactions and providing for such holder’s delivery of a Tempo Blocker Written Consent in accordance with the terms thereof (each, a “Tempo Blocker Support Agreements”) and (ii) copies of the Tempo Blocker Support Agreements will be delivered to FTAC immediately following the entry into this Agreement;

WHEREAS, the board of directors of the Company, FTAC Merger Sub and each Blocker Merger Sub has unanimously (i) determined that it is in the best interests of such company and declared it advisable to enter into this Agreement and each of the Transactions, including the applicable merger in accordance with the DGCL, and (ii) approved this Agreement and each of the Transactions, including the applicable merger in accordance with the DGCL, as applicable, on the terms and subject to the conditions of this Agreement;

WHEREAS, FTAC, in its capacity as (i) the sole stockholder of the Company, has, by its execution and delivery hereof, approved and adopted this Agreement, the FTAC Merger and the other Transactions in accordance with Section 251 of the DGCL (the “Company Stockholder Approval”) and (ii) the sole member of Tempo Merger Sub has approved and adopted this Agreement, the Tempo Merger and the other Transactions in accordance with Section 18-209 of the DLLCA (the “Tempo Subsidiary Approval”);

WHEREAS, the Company, in its capacity as the sole stockholder of FTAC Merger Sub and the Blocker Merger Subs, has, by its execution and delivery hereof, approved and adopted this Agreement, the FTAC Merger, the Blocker Mergers and the other Transactions in accordance with Section 251 of the DGCL (the “Company Subsidiary Approvals”);

WHEREAS, the board of directors of FTAC has unanimously (i) determined that it is in the best interests of FTAC and the stockholders of FTAC, and declared it advisable, to enter into this Agreement providing for, among other things, the FTAC Merger, in accordance with the DGCL, (ii) approved this Agreement and the Transactions, including the FTAC Merger, in accordance with the DGCL on the terms and subject to the conditions of this Agreement, and (iii) adopted a resolution recommending that this Agreement be adopted by the stockholders of FTAC (the “FTAC Board Recommendation”);

WHEREAS, prior to the Founder FTAC Warrant Recapitalization, FTAC shall, subject to obtaining the approval of the FTAC Stockholder Matters, amend and restate the certificate of incorporation of FTAC to be substantially in the form of Exhibit C attached hereto (the “FTAC Charter”); and

WHEREAS, in connection with the consummation of the Mergers, the Company, Tempo, the FP Investors, the Founders and certain Tempo direct or indirect equityholders, as applicable, at the Closing will enter into an Investor Rights Agreement, substantially in the form of Exhibit D attached hereto (the “Investor Rights Agreement”), and, together with certain other parties thereto, a Registration Rights Agreement substantially in the form of Exhibit E attached hereto (the “Registration Rights Agreement”);

WHEREAS, in connection with the consummation of the Tempo Merger, at the Tempo Effective Time and by virtue of the Tempo Merger, the Tempo LLCA will be amended and restated in the form of the Tempo Operating Agreement (as defined herein) and the Company, the FTAC Surviving Corporation, Tempo, the Blocker Surviving Entities and the Continuing Tempo Unitholders will sign counterparts to the Tempo Operating Agreement, which will provide, among other things, for the right of the Continuing Tempo Unitholders to exchange their respective New Tempo Class A Units for shares of Company Class A Common Stock in accordance with the terms thereof;

WHEREAS, in connection with the consummation of the Mergers, the Company, Tempo, the Tempo Investors, the Continuing Tempo Unitholders and certain other Persons will enter into a Tax Receivables Agreement, substantially in the form of Exhibit F attached hereto (the “Tax Receivables Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and the Sponsors Persons have entered into the Sponsor Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 10.04(a).

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Additional Cannae Subscription” has the meaning specified in the Recitals hereto.

“Additional Cannae Subscription Amount” has the meaning specified in Section 6.17(a).

“Additional Cannae Subscription Proceeds” has the meaning specified in Section 2.02.

“Advisory Client” means any Person that is an investment advisory, investment management or financial planning client of the IA Subsidiary pursuant to an Advisory Contract.

“Advisory Contract” means any written agreement to which the IA Subsidiary is a party and pursuant to which investment advisory or financial planning services are being provided to an Advisory Client by the IA Subsidiary (on a discretionary or non-discretionary basis), including any written agreement the performance of which would cause the IA Subsidiary to become a “fiduciary” for purposes of Section 3(21) of ERISA or Section 4975(e)(3) of the Code.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise; provided, except for the Company and its Subsidiaries, no Affiliate or portfolio company (as such term is commonly understood in the private equity industry) of Blackstone, New Mountain, GIC or Platinum Falcon or any of their respective Affiliates shall be considered an Affiliate of the Company or any of its Subsidiaries.

“Agreement” has the meaning specified in the preamble hereto.

“Allocation Schedule” means a schedule dated as of the Closing Date, prepared by Tempo and in a form consistent with the format set forth on the illustrative example of the Allocation Schedule attached hereto as Exhibit G, setting forth, (a) the name of each Continuing Tempo Unitholder, Tempo Blocker Owner, Tempo Investor and Participating Management Holder, and (b) the allocation of the Closing Cash Consideration, the Closing Seller Equity Consideration, the Tempo Earnout Consideration and the Forfeiture Reallocation Shares at the Closing to each of the Tempo Investors, the Continuing Tempo Unitholders, the Participating Management Holders and Tempo Blocker Owners in each case, in accordance with the methodology and principles set forth on Exhibit G.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Governmental Official or representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and any other foreign, federal, state, or local Laws relating to fraud or money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Aon Deferred Consideration Letters” means letter agreements in the form as agreed between FTAC and Tempo, to be entered into at the Closing between Tempo Acquisition LLC and each of the Persons identified therein.

“Aon Purchase Agreement” means that certain Purchase Agreement, dated as of February 9, 2017, by and between Aon plc and Tempo Acquisition, LLC, as amended on April 17, 2017, as may be amended, restated, supplemented or otherwise modified from time to time.

“Audited Financial Statements” has the meaning specified in Section 5.08(a).

“Available Cash Amount” means, as of immediately prior to Closing, all available Cash and Cash Equivalents of FTAC and its Subsidiaries (including the Company), including (i) Available Trust Proceeds, (ii) the PIPE Investment Proceeds, (iii) the Additional Cannae Subscription Proceeds and (iv) the aggregate amount of cash proceeds from the FTAC Financing.

“Available Trust Proceeds” means, as of immediately prior to Closing, an amount equal to (i) the proceeds available from the Trust Account (after reduction for the aggregate amount of any payments required to be made in connection with the FTAC Stockholder Redemption) plus (ii) the Permitted Equity Financing Proceeds, if any.

“BD Subsidiary” means Alight Financial Solutions, LLC (f/k/a Hewitt Financial Services, LLC), together with its successors and assigns.

“Blackstone” means The Blackstone Group Inc.

“Blackstone GP” means Blackstone Management Associates VII NQ LLC, a Delaware limited liability company.

“Blocker Merger” has the meaning specified in the Recitals hereto.

“Blocker Merger Effective Time” has the meaning specified in Section 2.06(a).

“Blocker Merger Subs” has the meaning specified in the preamble hereto.

“Blocker Pre-Closing Reorganization” has the meaning specified in Section 2.01.

“Blocker Related Party Transactions” has the meaning specified in Section 7.10.

“Blocker Surviving Entities” has the meaning specified in the Recitals hereto.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 10.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cannae” has the meaning specified in the Recitals hereto.

“Cannae Subscription Agreement” has the meaning specified in the Recitals hereto.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits), calculated in accordance with GAAP applied based on Tempo’s historical practice; provided, however, that with respect to Tempo and its Subsidiaries such amount shall not include the segregated account funds more fully described on Schedule 1.01(a) of the Tempo Schedules.

“Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of FTAC, filed with the Secretary of State of the State of Delaware on May 26, 2020, as amended and in effect on the date hereof.

“Class Z-A Tranche” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Class Z-B-1 Tranche” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Class Z-B-2 Tranche” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Closing” has the meaning specified in Section 4.01.

“Closing Cash Consideration” means an amount equal to the sum of (i) $1,000,000,000, minus (ii) the Net Debt Adjustment Amount (which, for the avoidance of doubt, will result in an increase to Closing Cash Consideration if the Net Debt Adjustment Amount is a negative number), minus (iii) the Redemption Offset Amount, if any, to be allocated as set forth on the Allocation Schedule.

“Closing Date” has the meaning specified in Section 4.01.

“Closing Founder Shares” means 25,875,000 shares of FTAC Class B Common Stock.

“Closing Seller Equity Consideration” means a number of shares of Company Class A Common Stock and New Tempo Class A Units (together with one share of Company Class V Common Stock to be issued in respect of each New Tempo Class A Unit), to be allocated as set forth on the Allocation Schedule, in an aggregate number (rounded up to the nearest whole share) equal to (i) 226,663,750, plus (ii) the quotient obtained by dividing the Redemption Offset Amount by $10.00.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Bylaws” has the meaning specified in the Recitals hereto.

“Company Charter” has the meaning specified in the Recitals hereto.

“Company Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Company to be authorized pursuant to the Company Charter.

“Company Class B Common Stock” means the non-voting shares of Class B common stock, par value $0.0001 per share, of the Company to be authorized pursuant to the Company Charter and divided into one series of shares of Class B-1 common stock (the “Company Class B-1 Common Stock”), one series of shares of Class B-2 common stock (the “Company Class B-2 Common Stock”) and one series of shares of Class B-3 common stock (the “Company Class B-3 Common Stock”).

“Company Class V Common Stock” means the non-economic shares of Class V common stock, par value $0.0001 per share, of the Company to be authorized pursuant to the Company Charter.

“Company Class Z-A Common Stock” means the non-voting shares of Class Z-A common stock, par value $0.0001 per share, of the Company to be authorized pursuant to the Company Charter.

“Company Class Z-B Common Stock” means the non-voting shares of Class Z-B common stock, par value $0.0001 per share, of the Company to be authorized pursuant to the Company Charter and divided into one series of shares of Class Z-B-1 common stock (the “Company Class Z-B-1 Common Stock”) and one series of shares of Class Z-B-2 common stock (the “Company Class Z-B-2 Common Stock”).

“Company Common Stock” means the Company Class A Common Stock, the Company Class B Common Stock, the Company Class V Common Stock, the Company Z-A Common Stock and the Company Z-B Common Stock.

“Company Net Debt Amount” means, as of immediately prior to the Closing, without taking into account any of the Transactions consummated on the Closing Date, an amount equal to (i) the aggregate indebtedness for borrowed money of Tempo, the Tempo Blockers and their respective Subsidiaries and indebtedness issued by Tempo, the Tempo Blockers or their respective Subsidiaries in substitution or exchange for borrowed money, excluding any items set forth on Schedule 1.01(b) of the Tempo Schedules minus (ii) Cash and Cash Equivalents of Tempo, the Tempo Blockers and their respective Subsidiaries minus (iii) the aggregate amount of payments made by Tempo, the Tempo Blockers or any of their respective Subsidiaries prior to the close of business on the Business Day immediately preceding the Closing in respect of any amounts that would have constituted Transaction Expenses (excluding any costs, fees and expenses under clauses (vii) and (viii) of the definition of Tempo Transaction Expenses) had such amounts not been paid or satisfied prior to the close of business on the Business Day immediately preceding the Closing. An illustrative example of the Company Net Debt Amount is set forth on Exhibit H attached hereto.

“Company Stockholder Approval” has the meaning specified in the Recitals hereto.

“Company Subsidiary Approvals” has the meaning specified in the Recitals hereto.

“Confidentiality Agreement” has the meaning specified in Section 13.09.

“Continued Financing” has the meaning specified in Section 10.11.

“Continuing Tempo Unitholder” means all holders (other than the Tempo Blockers, the Tempo Investors and the Participating Management Holders, but including Tempo Management) of Tempo Units outstanding as of immediately prior to the Closing.

“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, purchase orders, bonds, notes, indentures, mortgages, debt instruments, licenses or other instruments or obligations of any kind.

“Contribution and Exchange Agreement” has the meaning specified in Section 10.11.

“Counsel” has the meaning specified in Section 13.17.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-127), Consolidated Appropriations Act, 2021(Pub. L. 116-260), the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020 and IRS Notice 2020-65).

“D&O Tail” has the meaning specified in Section 9.01(b).

“Data” means all databases and compilations, including any and all data and collections of data whether machine readable or otherwise.

“Debt Financing” means debt financing to be arranged by Tempo, in consultation with FTAC in accordance with Section 10.11, for the purpose of financing the transactions contemplated by this Agreement or any Continued Financing in accordance with Section 10.11.

“Default Founder Merger Consideration” means 23,287,500 shares of Company Class A Common Stock.

“DGCL” has the meaning specified in the Recitals hereto.

“DLLCA” has the meaning specified in the Recitals hereto.

“DRULPA” has the meaning specified in the Recitals hereto.

“Enforceability Exceptions” has the meaning specified in Section 5.03.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, storage, emission, disposal or release of Hazardous Materials, each as in effect on and as interpreted as of the date hereof.

“ERISA” has the meaning specified in Section 5.13(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Share” means, without duplication, each share of (i) FTAC Common Stock for which redemption rights have been exercised in connection with the FTAC Stockholder Redemption, (ii) FTAC Common Stock (if any), that, at the FTAC Effective Time, is held in the treasury of FTAC and (iii) FTAC Common Stock (if any), that is owned by the FTAC Parties.

“Existing Secured Notes” means the 5.750% Senior Secured Notes due 2025 issued pursuant to the Existing Secured Notes Indenture.

“Existing Secured Notes Indenture” means the Indenture, dated as of May 7, 2020, between Tempo Acquisition, LLC, as the issuer, Tempo Acquisition Finance Corp., as the co-issuer, the guarantors named therein and Wilmington Trust, National Association, as trustee, transfer agent, registrar and paying agent and notes collateral agent, as modified, amended or supplemented from time to time.

“Existing Unsecured Notes” means the 6.750% Senior Notes due 2025 issued pursuant to the Existing Unsecured Notes Indenture.

“Existing Unsecured Notes Indenture” means the Indenture, dated as of May 1, 2017, between Tempo Acquisition, LLC, as the issuer, Tempo Acquisition Finance Corp., as the co-issuer, the guarantors named therein and Wilmington Trust, National Association, as trustee, transfer agent, registrar and paying agent, as modified, amended or supplemented from time to time.

“Extended Termination Date” has the meaning specified in Section 12.01(b).

“Financial Statements” has the meaning specified in Section 5.08(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Foreign Investment Law” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Forfeiture Reallocation Shares” means the sum of (i) an aggregate number of shares of Company Class Z-A Common Stock and New Tempo Class Z-A Units (the “Class Z-A Tranche”) equal to the aggregate number of unvested shares of Company Class A Common Stock issued as Closing Seller Equity Consideration in accordance with the Allocation Schedule (the “Unvested Class A Consideration”), (ii) an aggregate number of shares of Company Class Z-B-1 Common Stock and New Tempo Class Z-B-1 Units (the “Class Z-B-1 Tranche”) equal to the aggregate number of unvested shares of Company Class B-1 Common Stock issued as Tempo Earnout Consideration in accordance with the Allocation Schedule (the “Unvested Class B-1 Consideration”) and (iii) an aggregate number of shares of Company Class Z-B-2 Common Stock and New Tempo Class Z-B-2 Units (the “Class Z-B-2 Tranche”) equal to the aggregate number of unvested shares of Company Class B-2 Common Stock issued as Tempo Earnout Consideration in accordance with the Allocation Schedule (the “Unvested Class B-2 Consideration”) to be allocated as set forth on the Allocation Schedule; provided, that, (i) for the avoidance of doubt, none of the Class Z-A Tranche, Class Z-B-1 Tranche or Class Z-B-2 Tranche shall include any New Tempo Z-A Units, New Tempo Z-B-1 Units or New Tempo Z-B-2 Units held by the Company or any of its Subsidiaries (which correspond to a share of Company Common Stock which is part of the Class Z-A Tranche, Class Z-B-1 Tranche or Class Z-B-2 Tranche) and (ii) to the extent that any Participating Management Holder does not consummate a Management Holder Contribution following the Tempo Merger, the unvested shares of New Tempo Class A Units, New Tempo Class B-1 Units and New Tempo Class B-2 Units issued as Closing Seller Equity Consideration in accordance with the Allocation Schedule shall be treated as Unvested Class A Consideration, Unvested Class B-1 Consideration and Unvested Class B-2 Consideration for all purposes hereunder, including in calculating the Class Z-A Tranche, the Class Z-B-1 Tranche and the Class Z-B-2 Tranche. “Forfeiture Reallocation Tranche” means each of the Class Z-A Tranche, the Class Z-B-1 Tranche and the Class Z-B-2 Tranche. For the avoidance of doubt the issuance of any Forfeiture Reallocation Shares shall not increase the aggregate amount of Company Class A Common Stock and New Tempo Class A Units, Company Class B-1 Common Stock and New Tempo Class B-1 Units, or Company Class B-2 Common Stock and New Tempo Class B-2 Units issuable as consideration in connection with the Transactions.

“Form ADV” means the uniform form used by investment advisers to register with both the SEC and state securities authorities.

“Form S-4” means the registration statement on Form S-4 of the Company with respect to the registration of the Company Common Stock to be issued in connection with the Transactions.

“Forward Purchase Agreements” means (i) the forward purchase agreement, dated as of May 8, 2020, between FTAC and Cannae Holdings, Inc., as assigned to Cannae Holdings, LLC pursuant to an assignment and assumption agreement, dated as of the date hereof and (ii) the forward purchase agreement, dated as of May 8, 2020, between FTAC and THL FTAC LLC.

“Founder FTAC Merger Consideration” means, with respect to any holder of FTAC Class B Common Stock as of immediately prior to the FTAC Effective Time, such holder’s Founder Percentage of (i) the Default Founder Merger Consideration or (ii) solely to the extent that the Available Trust Proceeds are less than $892,200,000, the Redemption Founder Merger Consideration (in either case, rounded up to the nearest whole share).

“Founder FTAC Warrant Recapitalization” has the meaning specified in the Recitals hereto.

“Founder FTAC Warrants” means the FTAC Warrants held by the Founders.

“Founder LLC Contribution” has the meaning specified in the Recitals hereto.

“Founder Percentage” means, with respect to any holder of FTAC Class B Common Stock, the percentage equal to the product of (i) the quotient obtained by dividing (x) the number of shares of FTAC Class B Common Stock held by such holder as of immediately prior to the FTAC Effective Time by (y) the number of Closing Founder Shares multiplied by (ii) 100.

“Founders” means Trasimene Capital Management FT, LP and Bilcar FT, LP.

“FP Investor FTAC Warrants” means the FTAC Warrants to be acquired by the FP Investors pursuant to the Forward Purchase Agreements.

“FP Investors” has the meaning specified in the Recitals hereto.

“FTAC” has the meaning specified in the preamble hereto.

“FTAC Affiliate Agreement” has the meaning specified in Section 6.19(c).

“FTAC Arrangements” has the meaning specified in Section 8.07.

“FTAC Benefit Plan” has the meaning specified in Section 6.11.

“FTAC Board Recommendation” has the meaning specified in the Recitals hereto.

“FTAC Cash Contribution” has the meaning specified in the Recitals hereto.

“FTAC Charter” has the meaning specified in the Recitals hereto.

“FTAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of FTAC.

“FTAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of FTAC.

“FTAC Class C Common Stock” means the Class C common stock, par value $0.0001 per share, of FTAC to be authorized pursuant to the FTAC Charter and issued to the Founders in connection with the Founder FTAC Warrant Recapitalization.

“FTAC Closing Statement” has the meaning specified in Section 4.04(a).

“FTAC Common Stock” means FTAC Class A Common Stock and FTAC Class B Common Stock.

“FTAC Cure Period” has the meaning specified in Section 12.01(c).

“FTAC Effective Time” has the meaning specified in Section 2.04.

“FTAC Financing” means the equity financing to be provided pursuant to the Forward Purchase Agreements.

“FTAC Merger Sub” has the meaning specified in the preamble hereto.

“FTAC Organizational Documents” means the Certificate of Incorporation and FTAC’s bylaws, as amended and in effect on the date hereof.

“FTAC Parties” means FTAC, the Company, FTAC Merger Sub, Tempo Merger Sub and the Blocker Merger Subs.

“FTAC Preferred Stock” has the meaning specified in Section 6.13(a).

“FTAC Representations” means the representations and warranties of the FTAC Parties expressly and specifically set forth in Article VI of this Agreement, as qualified by the FTAC Schedules. For the avoidance of doubt, the FTAC Representations are solely made by FTAC and, solely for the purposes of Section 6.02(a), Section 6.03 and Section 6.05, the Company, FTAC Merger Sub, Tempo Merger Sub and the Blocker Merger Subs.

“FTAC Schedules” means the disclosure schedules of the FTAC Parties.

“FTAC Stockholder Matters” has the meaning specified in Section 10.03(a)(i).

“FTAC Stockholder Redemption” has the meaning specified in Section 10.03(a)(i).

“FTAC Stockholders” means the holders of shares of FTAC Common Stock.

“FTAC Surviving Corporation” has the meaning specified in the Recitals hereto.

“FTAC Transaction Expenses” has the meaning specified in Section 4.03(b).

“FTAC Warrant” means a warrant that entitles the holder to purchase one share of FTAC Class A Common Stock at a price of $11.50 per share.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“GIC” means Jasmine Ventures Pte. Ltd., a private company limited by shares formed under the laws of Singapore.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, Self-Regulatory Organization, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Filing” has the meaning specified in Section 5.05.

“Governmental Official” means any officer or employee of a Governmental Authority or any department, agency, or instrumentality thereof, including any political subdivision, sovereign wealth fund, or any corporation or other Person owned or controlled in whole or in part by any Governmental Authority or department, agency, or instrumentality thereof, or of a public international organization, or any Person acting in an official capacity for or on behalf of any such Governmental Authority or department, agency, or instrumentality thereof, or for or on behalf of any public international organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar meaning) under applicable Environmental Laws in effect as of the date hereof, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IA Subsidiary” means Alight Financial Advisors, LLC (f/k/a Aon Hewitt Financial Advisors LLC) together with its successors and assigns.

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such time of such Person, (c) obligations of such Person for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP applied based on Tempo’s historical practice, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations of the type referred to in clauses (a)—(g) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, in each case other than (i) Indebtedness set forth on Schedule 1.01(c) of the Tempo Schedules and (ii) any Transaction Expenses. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Indemnitee Affiliate” has the meaning specified in Section 9.01(c).

“Intellectual Property” means all intellectual property rights (including with respect to technology) created, arising, or protected under applicable Law (or any other similar statutory provision or common law doctrine in the United States or anywhere else in the world), including all: (a) patents and patent applications, (b) trademarks, service marks and trade names, (c) copyrights, (d) internet domain names, and (e) trade secrets.

“Intended Tax Treatment” has the meaning specified in Section 10.05(b).

“Interim Financial Statements” has the meaning specified in Section 5.08(a).

“Interim Period” has the meaning specified in Section 8.01.

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IT Systems” means all computer systems, servers, networks, databases, network equipment, websites, computer hardware and equipment used to process, store, maintain and operate data, information, functions, and other information technology systems, including any Software and Data embedded or installed thereon, owned, licensed, leased or controlled by Tempo or any of its Subsidiaries.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased by the Company or its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $1,000,000.

“Leases” has the meaning specified in Section 5.18.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Management Holders” has the meaning specified in the Allocation Schedule.

“Material Adverse Effect” means, with respect to Tempo, a material adverse effect on the results of operations or financial condition of Tempo and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the results of operations or financial condition of Tempo and its Subsidiaries, taken as a whole: (a) any change in applicable Laws or GAAP or any interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 11.02(a)), (d) any change generally affecting any of the industries or markets in which Tempo or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of FTAC (provided that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.04 and, to the extent related thereto, the condition in Section 11.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Tempo operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack or any internet or “cyber” attack or hacking upon any Person or country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Tempo and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect) and (i) COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or Tempo or any of its Subsidiaries’ compliance therewith; provided that in the case of clauses (a), (b), (d), (f) and (g) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on Tempo and its Subsidiaries, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 5.12(a).

“Mergers” means the FTAC Merger, the Tempo Merger and the Blocker Mergers, collectively.

“MSRB” means the Municipal Securities Rulemaking Board.

“Multiemployer Plan” has the meaning specified in Section 5.13(e).

“Net Debt Adjustment Amount” means an amount, which may be a positive or negative number, equal to (i) the Company Net Debt Amount, minus (ii) the Specified Net Debt Amount.

“New Mountain” means New Mountain Capital.

“New Tempo Class A Units” has the meaning given to the term “Class A Units” in the Tempo Operating Agreement.

“New Tempo Class B-1 Units” has the meaning given to the term “Class B-1 Units” in the Tempo Operating Agreement.

“New Tempo Class B-2 Units” has the meaning given to the term “Class B-2 Units” in the Tempo Operating Agreement.

“New Tempo Class B-3 Units” has the meaning given to the term “Class B-3 Units” in the Tempo Operating Agreement.

“New Tempo Class C Units” has the meaning given to the term “Class C Units” in the Tempo Operating Agreement.

“New Tempo Class Z-A Units” has the meaning given to the term “Class Z-A Units” in the Tempo Operating Agreement.

“New Tempo Class Z-B-1 Units” has the meaning given to the term “Class Z-B-1 Units” in the Tempo Operating Agreement.

“New Tempo Class Z-B-2 Units” has the meaning given to the term “Class Z-B-2 Units” in the Tempo Operating Agreement.

“New Tempo Units” means the New Tempo Class A Units, New Tempo Class B-1 Units, New Tempo Class B-2 Units, New Tempo Class B-3 Units, New Tempo Class C Units, New Tempo Class Z-A Units, New Tempo Class Z-B-1 Units and New Tempo Class Z-B-2 Units, to be authorized pursuant to the Tempo Operating Agreement.

“NM GP” means New Mountain Investments VI, L.L.C., a Delaware limited liability company.

“Non-Founder FTAC Warrant” means a FTAC Warrant, other than a Founder FTAC Warrant.

“NYSE” means the New York Stock Exchange.

“Omnibus Incentive Plan” has the meaning specified in Section 9.09.

“Omnibus Incentive Plan Proposal” has the meaning specified in Section 10.03(a)(i).

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any license meeting the definition of open source (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” Software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, the Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by Tempo or any of its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“Pass-Through Income Tax” means any income Tax with respect to which the holders of Tempo Units outstanding as of immediately prior to the Closing (or any of their direct or indirect owners) would be primarily liable as a matter of Tax Law (e.g., the income Tax liability for items of income, gain, loss, deduction and credit passed-through to owners of an entity treated as a partnership for U.S. federal income Tax purposes).

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” has the meaning specified in Section 5.11.

“Permitted Equity Financing” means purchases of shares of Company Class A Common Stock pursuant to a Permitted Equity Financing Subscription Agreement in accordance with Section 9.11.

“Permitted Equity Financing Proceeds” shall mean the aggregate amount funded and paid to the Company pursuant to the Permitted Equity Financing Subscription Agreements.

“Permitted Equity Financing Subscription Agreement” has the meaning specified in Section 9.11.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a physical inspection of such real property, or (iii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens securing any Indebtedness of Tempo and its Subsidiaries (including Indebtedness incurred pursuant to any Tempo Financing Agreement) and (g) Liens described on Schedule 1.01(d) of the Tempo Schedules.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law and applicable privacy policies, information that identifies, relates to, describes, or is reasonably capable of being associated with, or could reasonably be linked (directly or indirectly) with a consumer or household, such as but not limited to a name, postal address, online identifier, Internet Protocol address, email address, account name, biometric information or identifiers, social security number, driver’s license number, account or credit card information, or similar identifiers.

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investment Amount” has the meaning specified in Section 6.16.

“PIPE Investment Proceeds” has the meaning specified in Section 2.02.

“PIPE Investor” means an investor party to a PIPE Subscription Agreement.

“PIPE Subscription Agreements” has the meaning specified in the Recitals hereto.

“Platinum Falcon” means Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, and having its registered office at Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, PO Box 25642, UAE.

“Policies” has the meaning specified in Section 5.16.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including but not limited to the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), Gramm-Leach-Bliley Act (GLBA), General Data Protection Regulation 2016/679/EU (GDPR), and any and all applicable Laws relating to breach notification or marketing in connection with Personal Information.

“Privileged Communications” has the meaning specified in Section 13.17.

“Profits Interest Units” has the meaning specified in Section 5.06.

“Proxy Statement/ Consent Solicitation Statement/Prospectus” means the Proxy Statement/Consent Solicitation Statement/Prospectus included in the Form S-4, including (i) the proxy statement of FTAC to be used for the Special Meeting to approve the FTAC Stockholder Matters (which shall also provide the FTAC Stockholders with the opportunity to redeem their shares of FTAC Common Stock in conjunction with a stockholder vote on the Business Combination); (ii) a consent solicitation statement to solicit the Tempo Blocker Written Consents and the Tempo Written Consent and (iii) a prospectus with respect to the Company Common Stock to be offered and issued to the FTAC Stockholders and the effect of the Transactions on the Non-Founder FTAC Warrants, in all cases in accordance with and as required by the FTAC Organizational Documents, applicable Law, and the rules and regulations of the NYSE.

“Redemption Founder Merger Consideration” means (i) 23,287,500 shares of Company Class A Common Stock, minus the number of shares of Company Class B-3 Common Stock to be issued pursuant to clause (ii) of this definition; and (ii) a number of shares of Company Class B-3 Common Stock (rounded up to the nearest whole share) equal to (x) the number of Closing Founder Shares multiplied by (y) one (1) minus the quotient obtained by dividing (1) the Available Trust Proceeds by (2) the amount of proceeds available from the Trust Account as of immediately prior to Closing (without giving effect or making any reduction for any payments required to be made in connection with redemptions pursuant to the FTAC Stockholder Redemption) (which quotient shall never be greater than 1); provided that in no event shall the number of shares of Company Class B-3 Common Stock to be issued pursuant to this clause (ii) of this definition exceed 5,175,000 (reflecting a number of shares equal to twenty percent (20%) of the number of the Closing Founder Shares).

“Redemption Offset Amount” means the amount by which the Available Trust Proceeds are less than $835,000,000; provided, that, the Redemption Offset Amount shall never be an amount greater than $85,000,000 for any purposes herein.

“Registered Employee” means an officer or employee (i) providing services to the BD Subsidiary who is required to be registered or licensed as a “principal” (as such term is defined in FINRA Rule 1021) or “representative” (as such term is defined in FINRA Rule 1031) with FINRA or (ii) who is an investment adviser representative of the IA Subsidiary as defined in Rule 2031A-3 under the Investment Advisers Act.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulatory Capital” means, with respect to the BD Subsidiary, “net capital,” as defined in Rule 15c3-1 under the Exchange Act.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over enforcement of any applicable Law.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders and consultants of such Person.

“Required FTAC Stockholder Approvals” has the meaning specified in Section 10.03(a).

“Schedules” means the Tempo Schedules and FTAC Schedules.

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form S-4 effective and has confirmed that it has no further comments on the Proxy Statement / Prospectus.

“SEC Reports” has the meaning specified in Section 6.09(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means the NYSE, FINRA or any other similar agency, body, exchange, clearinghouse or authority having jurisdiction over the IA Subsidiary or the BD Subsidiary.

“Seller Related Person” has the meaning specified in Section 10.01(f).

“Significant Subsidiary” means any direct or indirect Subsidiary of Tempo which generated revenue in excess of $25,000,000 during the nine-month period ended September 30, 2020.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) user interfaces, report formats, firmware and development tools and (c) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of FTAC Common Stock to be held for the purpose of approving the FTAC Stockholder Matters.

“Specified FTAC Representations” has the meaning specified in Section 11.03(a).

“Specified Net Debt Amount” means $3,692,000,000.

“Specified Tempo Representations” has the meaning specified in Section 11.02(a)(i).

“Specified Tempo Blocker Representations” has the meaning specified in Section 11.02(a)(i).

“Sponsor Agreement” means that certain Amended and Restated Letter Agreement, dated as of the date hereof, by and among the Founders, FTAC, the Company and certain other parties thereto, as amended, restated, modified or supplemented from time to time.

“Sponsor Person” has the meaning specified in the Sponsor Agreement.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Blocker Operating Agreement” has the meaning specified in Section 2.08(c).

“Surviving Provisions” has the meaning specified in Section 12.02.

“Surviving Tempo Blocker 1” has the meaning specified in the Recitals hereto.

“Surviving Tempo Blocker 2” has the meaning specified in the Recitals hereto.

“Surviving Tempo Blocker 3” has the meaning specified in the Recitals hereto.

“Surviving Tempo Blocker 4” has the meaning specified in the Recitals hereto.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax) ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, imposts, levies, contributions, value added (including VAT), estimated, customs duties, and sales or use tax, or other tax or like assessment or charge, together with any interest, penalty, surcharge, fine, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Receivables Agreement” has the meaning specified in the Recitals hereto.

“Tax Return” means any return, report, statement, refund, claim, declaration, surrender, disclaimer, notice, consent, computations, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Tempo Benefit Plan” has the meaning specified in Section 5.13(a).

“Tempo Blocker 1” has the meaning specified in the preamble hereto.

“Tempo Blocker 1 Merger” has the meaning specified in the Recitals hereto.

“Tempo Blocker 2” has the meaning specified in the preamble hereto.

“Tempo Blocker 2 Merger” has the meaning specified in the Recitals hereto.

“Tempo Blocker 3” has the meaning specified in the preamble hereto.

“Tempo Blocker 3 Merger” has the meaning specified in the Recitals hereto.

“Tempo Blocker 4” has the meaning specified in the preamble hereto.

“Tempo Blocker 4 Merger” has the meaning specified in the Recitals hereto.

“Tempo Blocker Owners” means, collectively, (i) Jasmine Ventures Pte. Ltd., a private company limited by shares formed under the laws of Singapore, (ii) Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, (iii) Randolph Street Investment Partners, L.P.—2016 DIF, a Delaware limited partnership, (iv) Blackstone Management Associates VII L.L.C., a Delaware limited liability company (on behalf of the limited partners of Blackstone Capital Partners VII, L.P. that elected to become a limited partner of Blackstone Tempo Feeder Fund VII, L.P.), with Blackstone Management Associates VII NQ L.L.C., as its general partner and (v) New Mountain Investments IV, L.L.C., a Delaware limited liability company (as its general partner and on behalf of the limited partners of New Mountain Partners IV, L.P. that elected to become a limited partner of New Mountain Partners IV, L.P.).

“Tempo Blocker Representations” means the representations and warranties of the Tempo Blockers expressly and specifically set forth in Article VII of this Agreement.

“Tempo Blocker Support Agreements” has the meaning specified in the Recitals hereto.

“Tempo Blocker Written Consents” means the consents to be delivered with respect to a Tempo Blocker (a) approving and adopting this Agreement, including the applicable Blocker Merger, and the Transactions, (b) authorizing and approving the entry by such Tempo Blocker into, and performance by such Tempo Blocker of, this Agreement and the other Transaction Agreements, if any, such applicable Tempo Blocker is a party to and any agreements, instruments or other documentation reasonably required in connection with the obligations of such Tempo Blocker hereunder and otherwise in connection with the Transactions (including, in the case of Tempo Blocker 3 and Tempo Blocker 4, the Blocker Pre-Closing Reorganization), and the consummation by such Tempo Blocker of the Transactions contemplated hereby and thereby and (c) with respect to any equityholder party thereto, covenanting and agreeing to enter into the Investor Rights Agreement, the Registration Rights Agreement and any other Transaction Agreements to which such equityholder is contemplated by this Agreement to be a party (as applicable).

“Tempo Blockers” has the meaning specified in the preamble hereto.

“Tempo Class A Common Units” means the Class A Common Units of Tempo.

“Tempo Class A-1 Common Units” means the Class A-1 Common Units of Tempo.

“Tempo Class B Common Units” means the Class B Common Units of Tempo.

“Tempo Closing Statement” has the meaning specified in Section 4.04(b).

“Tempo Common Units” means the Tempo Class A Common Units, Tempo Class A-1 Common Units and Tempo Class B Common Units.

“Tempo Credit Agreement” means that certain Credit Agreement dated as of May 1, 2017, among Tempo Intermediate Holding Company II, LLC, as Holdings, Tempo Acquisition, LLC, as the borrower, the Persons from time to time party thereto as Guarantors (as defined therein), the financial institutions from time to time party thereto as lenders or issuers of letters of credit, Bank of America, N.A., as administrative and collateral agent, Blackstone Holdings Finance Co. L.L.C., as co-manager, and the other Persons from time to time party thereto, as amended on November 27, 2017, November 15, 2019, May 8, 2020 and August 7, 2020 and as may be further amended, restated, amended and restated, supplemented, replaced, refinanced, or otherwise modified from time to time in accordance with the terms thereof.

“Tempo Consideration” has the meaning specified in Section 3.01(a).

“Tempo Cure Period” has the meaning specified in Section 12.01(b).

“Tempo Earnout Consideration” means (a) a number of shares of Company Class B-1 Common Stock and New Tempo Class B-1 Units, in the aggregate equal to 7,500,000 and (b) a number of shares of Company Class B-2 Common Stock and New Tempo Class B-2 Units, in the aggregate equal to 7,500,000, to be allocated as set forth on the Allocation Schedule.

“Tempo Effective Time” has the meaning specified in Section 2.06.

“Tempo Employees” has the meaning specified in Section 5.13(a).

“Tempo Financing Agreements” means the Tempo Credit Agreement and the Tempo Indentures.

“Tempo Indentures” means the Existing Secured Notes Indenture and the Existing Unsecured Notes Indenture.

“Tempo Investor Contribution” has the meaning specified in the Section 2.06.

“Tempo Investors” means, collectively, the Blackstone GP and the NM GP, in each case to the extent it has delivered an executed Contribution and Exchange Agreement prior to the Closing.

“Tempo LLCA” means the Amended and Restated Limited Liability Company Agreement of Tempo, dated as of May 1, 2017, as amended by the First Amendment thereto, dated as of July 10, 2017, and Second Amendment thereto, dated as of March 27, 2020 and in effect on the date hereof, and as may be further amended, restated, supplemented or otherwise modified from time to time prior to the Closing in accordance with this Agreement.

“Tempo Merger” has the meaning specified in the Recitals hereto.

“Tempo Merger Sub” has the meaning specified in the preamble hereto.

“Tempo Related Party Transactions” has the meaning specified in Section 5.24.

“Tempo Representations” means the representations and warranties of Tempo, expressly and specifically set forth in Article V of this Agreement, as qualified by the Tempo Schedules.

“Tempo Schedules” means the disclosure schedules of Tempo and its Subsidiaries.

“Tempo Management” means Tempo Management, LLC, a Delaware limited liability company.

“Tempo Management LLCA” means the Amended and Restated Limited Liability Company Agreement of Tempo Management, dated as of September 8, 2018, and in effect on the date hereof, and as may be further amended, restated, supplemented or otherwise modified from time to time prior to the Closing in accordance with this Agreement.

“Tempo Subsidiary Approval” has the meaning specified in the Recitals hereto.

“Tempo Subsidiary Securities” has the meaning specified in Section 5.07.

“Tempo Support Agreements” has the meaning specified in the Recitals hereto.

“Tempo Surviving Entity” has the meaning specified in the Recitals hereto.

“Tempo Transaction Expenses” has the meaning specified in Section 4.03(a).

“Tempo Units” has the meaning specified in Section 5.06.

“Tempo Written Consent” means the consent to be delivered (a) approving and adopting this Agreement, including the Tempo Merger, and the Transactions contemplated hereby, (b) authorizing and approving the entry by Tempo into, and performance by Tempo of, this Agreement and the other Transaction Agreements and any agreements, instruments or other documentation reasonably required in connection with the obligations of Tempo hereunder and otherwise in connection with the Transactions, and the consummation by Tempo of the Transactions contemplated hereby and thereby and (c) covenanting and agreeing to enter into the Investor Rights Agreement, the Tempo Operating Agreement, the Tax Receivables Agreement, the Registration Rights Agreement and any other Transaction Agreement to which such member is contemplated by this Agreement to be a party (as applicable).

“Terminating FTAC Breach” has the meaning specified in Section 12.01(c).

“Terminating Tempo Breach” has the meaning specified in Section 12.01(b).

“Termination Date” has the meaning specified in Section 12.01(b).

“Total PIPE Shares” means the number of shares of Company Class A Common Stock (rounded up to the nearest whole share) equal to (i) the PIPE Investment Proceeds, divided by (ii) $10.00.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Investor Rights Agreement, the Sponsor Agreements, the Subscription Agreements, the Cannae Subscription Agreement, the Permitted Equity Financing Subscription Agreements (if any), the Company Charter, the Company Bylaws, the FTAC Charter, the Tempo Operating Agreement, the Tax Receivables Agreement, the Contribution and Exchange Agreements, the Aon Deferred Consideration Letters, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” means the aggregate amount of the Tempo Transaction Expenses and FTAC Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement, including the FTAC Merger, the Tempo Management Distribution, the Tempo Merger, the Blocker Mergers, the Founder LLC Contribution, the Management Holder Contribution, the Tempo Investor Contribution, the Surviving Blocker Contribution, the FTAC Cash Contribution and the Founder FTAC Warrant Recapitalization.

“Transfer Taxes” has the meaning specified in Section 10.05(a).

“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.

“Trust Account” has the meaning specified in Section 6.07(a).

“Trust Agreement” has the meaning specified in Section 6.07(a).

“Trustee” has the meaning specified in Section 6.07(a).

“Unitholder Representative” means Blackstone Capital Partners VII NQ L.P., a Delaware limited partnership, acting on behalf of Tempo’s direct or indirect pre-Closing equityholders following the Closing as set forth herein.

“Unvested Consideration” means, collectively, the Unvested Class A Consideration, the Unvested Class B-1 Consideration and the Unvested Class B-2 Consideration.

“Unvested Class A Consideration” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Unvested Class B-1 Consideration” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Unvested Class B-2 Consideration” has the meaning specified in the definition of Forfeiture Reallocation Shares.

“Warrant Agreement” means that certain Warrant Agreement, dated as of May 29, 2020, between FTAC and Continental Stock Transfer & Trust Company, a New York corporation.

Section 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of Tempo and its Subsidiaries’ business, consistent with past practice (including, for the avoidance of doubt, actions taken in light of COVID-19).

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) Unless context otherwise requires, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 10:00 p.m. on the day immediately prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by Tempo in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge, after reasonable inquiry of direct reports with operational responsibility for the fact or matter in question, in the case of the Tempo, of the persons set forth on Schedule 1.03(a) of the Tempo Schedules and, in the case of FTAC, of the persons set forth on Schedule 1.03(b) of the FTAC Schedules.

Section 1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the shares of FTAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by FTAC with respect to its shares of FTAC Common Stock or rights to acquire FTAC Common Stock, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of FTAC Common Stock will be appropriately adjusted to provide to the holders of FTAC Common Stock, the holders of Tempo Units, the Tempo Investors, the Participating Management Holders and the Tempo Blocker Owners, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit the FTAC Parties to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

BLOCKER PRE-CLOSING REORGANIZATION; RECAPITALIZATION; MERGERS; CONTRIBUTIONS

Section 2.01 Blocker Pre-Closing Reorganization. Prior to the Tempo Effective Time, without breach of any representation, warranty, covenant or agreement under this Agreement, (a) Tempo Blocker 3, its equityholders, Blackstone GP, and their respective affiliates shall effect the transactions substantially in the form set forth on Schedule 2.01(a) of the Tempo Schedules and (b) Tempo Blocker 4, its equityholders, NM GP, and their respective affiliates shall effect the transactions substantially in the form set forth on Schedule 2.01(b) of the Tempo Schedules (collectively, the “Blocker Pre-Closing Reorganization”), and will provide FTAC with reasonable information with respect to the consummation of such transactions.

Section 2.02 PIPE Investment.

(a) Three (3) Business Days prior to the date that the parties reasonably expect all conditions to the closing of the Transactions to be satisfied, each PIPE Investor shall pay and deliver to the Company an amount equal to the aggregate purchase price set forth in such investor’s PIPE Subscription Agreement, and, upon such payment and in exchange therefor, the Company hereby agrees to issue and sell to each such PIPE Investor the aggregate number of shares of Company Class A Common Stock set forth in such agreement. “PIPE Investment Proceeds” shall mean the aggregate amount funded and paid to the Company by the PIPE Investors pursuant to their PIPE Subscription Agreements, and, at and immediately after the consummation of the PIPE Investment, the PIPE Investors shall, in the aggregate, hold such number of shares of Company Class A Common Stock as is equal to the Total PIPE Shares.

(b) Prior to and in connection with the Closing, each FP Investor shall pay and deliver to FTAC an amount equal to the aggregate purchase price set forth in such investor’s Forward Purchase Agreement, in exchange for the number of shares of FTAC Class A Common Stock and the FP Investor FTAC Warrants set forth in such agreement.

(c) Prior to and in connection with the Closing, Cannae shall pay and deliver to the Company an amount equal to $250,000,000 as set forth in the Cannae Subscription Agreement, in exchange for the number of shares of Company Class A Common Stock set forth in such agreement. “Additional Cannae Subscription Proceeds” shall mean the aggregate amount funded and paid to the Company by Cannae pursuant to the Cannae Subscription Agreement.

(d) Prior to the consummation of the FTAC Financing, the PIPE Investment and the Additional Cannae Subscription, the Company shall take such actions as are necessary to cause the Company Charter and the Company Bylaws to be in effect in accordance with the DGCL.

Section 2.03 The FTAC Merger.

(a) Immediately following the Founder FTAC Warrant Recapitalization and the consummation of the PIPE Investment and the Additional Cannae Subscription, on the terms and subject to the conditions set forth herein, on the Closing Date, FTAC and FTAC Merger Sub shall cause the FTAC Merger to be consummated by filing a certificate of merger (the “FTAC Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by Tempo and FTAC and specified in the FTAC Certificate of Merger, being the “FTAC Effective Time”). Prior to or simultaneously with the FTAC Effective Time, FTAC and the Company will take such actions as are necessary to cause the shares of Company Common Stock owned by FTAC as of immediately prior to the FTAC Effective Time to be repurchased by the Company for an aggregate of $0.10 and for such shares to cease to be outstanding at the FTAC Effective Time.

(b) At the FTAC Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, FTAC Merger Sub and FTAC shall consummate the FTAC Merger, pursuant to which FTAC Merger Sub shall be merged with and into FTAC, following which the separate corporate existence of FTAC Merger Sub shall cease and FTAC shall continue as the FTAC Surviving Corporation after the FTAC Merger and as a direct subsidiary of the Company.

Section 2.04 Tempo Management Distribution; The Tempo Merger.

(a) On the Closing Date, prior to the Tempo Merger, Tempo Management shall effect the Tempo Management Distribution.

(b) Immediately following the FTAC Merger, on the terms and subject to the conditions set forth herein, on the Closing Date, Tempo and Tempo Merger Sub shall cause the Tempo Merger to be consummated by filing a certificate of merger (the “Tempo Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing, or such later time as may be agreed in writing by Tempo and FTAC and specified in the Tempo Certificate of Merger, being the “Tempo Effective Time”).

(c) At the Tempo Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DLLCA, Tempo Merger Sub and Tempo shall consummate the Tempo Merger, pursuant to which Tempo Merger Sub shall be merged with and into Tempo, following which the separate existence of Tempo Merger Sub shall cease and Tempo shall continue as the Tempo Surviving Entity after the Tempo Merger.

Section 2.05 The Blocker Mergers.

(a) Immediately following the Tempo Merger, on the terms and subject to the conditions set forth herein, on the Closing Date, each Blocker Merger Sub and each Tempo Blocker shall cause the applicable Blocker Merger to be consummated by filing a certificate of merger (a “Blocker Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, the DLLCA and the DRULPA (the time of each such filing, or such later time as may be agreed in writing by Tempo and FTAC and specified in the applicable Blocker Certificate of Merger, being the “Blocker Merger Effective Time”).

(b) At the applicable Blocker Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, the DLLCA and the DRULPA, as applicable, each Blocker Merger Sub and the applicable Tempo Blocker shall consummate its respective Blocker Merger, pursuant to which Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3 and Blocker Merger Sub 4, respectively, shall be merged with and into Tempo Blocker 1, Tempo Blocker 2, Tempo Blocker 3 and Tempo Blocker 4, respectively, following which the separate existence of each applicable Blocker Merger Sub shall cease and the respective Tempo Blocker shall continue as the surviving entity in such Blocker Merger and as a direct, wholly owned Subsidiary of the Company.

Section 2.06 Management Holder Contribution; Tempo Investor Contribution; Surviving Blocker Contribution.

(a) Immediately following the Tempo Merger and the Blocker Mergers and in connection with the Closing, in accordance with the Contribution and Exchange Agreements delivered to the Company prior to the Closing: (i) each Participating Management Holder who has delivered a Contribution and Exchange Agreement shall assign, transfer, convey, deliver and contribute to the Company, free and clear of all Liens other than Liens arising under the Securities Laws or pursuant to the Tempo Operating Agreement, all of the New Tempo Units received by such Participating Management Holder in connection with the Tempo Merger (and into which all of the Tempo Units held by such Participating Management Holder immediately prior to the Tempo Effective Time were converted pursuant to the Tempo Merger in accordance with Section 3.01(b)), together with the cancellation of all shares of Class V Common Stock received by such holder, in exchange for the issuance by the Company to each such Participating Management Holder such holder’s applicable portion of the Closing Seller Equity Consideration, the Tempo Earnout Consideration and the Forfeiture Reallocation Shares, in each case if any, as set forth on the Allocation Schedule (which for the avoidance of doubt shall be issued in the form of Company Common Stock) (the “Management Holder Contribution”) and (ii) each Tempo Investor shall assign, transfer, convey, deliver and contribute to the Company, free and clear of all Liens other than Liens arising under the Securities Laws or pursuant to the Tempo Operating Agreement, all of the New Tempo Units received by such Tempo Investor in connection with the Tempo Merger (and into which all of the Tempo Units held by such Tempo Investor immediately prior to the Tempo Effective Time were converted pursuant to the Tempo Merger in accordance with Section 3.01(b)), together with the cancellation of all shares of Class V Common Stock received by such holder, in exchange for the issuance by the Company to such Tempo Investor of such Tempo Investor’s applicable portion of the Closing Seller Equity Consideration, the Tempo Earnout Consideration and the Forfeiture Reallocation Shares, in each case if any, as set forth on the

Allocation Schedule (which for the avoidance of doubt shall be issued in the form of Company Common Stock). For the avoidance of doubt, (i) the Tempo Investors and the Participating Management Holders will retain any portion of the Closing Cash Consideration received in respect of the Tempo Merger, if any, in accordance with the Allocation Schedule, and shall not receive any cash in connection with the Tempo Investor Contribution or Management Holder Contribution and (ii) the Unvested Class A Consideration, Unvested Class B-1 Consideration and Unvested Class B-2 Consideration shall be included in the issuance of Closing Seller Equity Consideration and Tempo Earnout Consideration issued in connection with the Management Holder Contribution as set forth on the Allocation Schedule.

(b) Immediately following the consummation of the Tempo Investor Contribution (and for the avoidance of doubt, following the consummation of the Blocker Mergers), the Company shall contribute all of the New Tempo Units received (i) in connection with the Blackstone GP’s Tempo Investor Contribution to Surviving Tempo Blocker 3 and (ii) in connection with the NM GP’s Tempo Investor Contribution to Surviving Tempo Blocker 4 (the “Surviving Blocker Contribution”), which New Tempo Units shall be held by Surviving Tempo Blocker 3 and Surviving Tempo Blocker 4 in accordance with the Tempo Operating Agreement;

Section 2.07 Effects of the Mergers.

(a) At the FTAC Effective Time, the effect of the FTAC Merger shall be as provided in this Agreement, the FTAC Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the FTAC Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of FTAC Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the FTAC Surviving Corporation, which shall include the assumption by the FTAC Surviving Corporation of any and all agreements, covenants, duties and obligations of FTAC Merger Sub set forth in this Agreement to be performed after the FTAC Effective Time.

(b) At the Tempo Effective Time, the effect of the Tempo Merger shall be as provided in this Agreement, the Tempo Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Tempo Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Tempo Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Tempo Surviving Entity, which shall include the assumption by the Tempo Surviving Entity of any and all agreements, covenants, duties and obligations of Tempo Merger Sub set forth in this Agreement to be performed after the Tempo Effective Time.

(c) At the applicable Blocker Merger Effective Time, the effect of such Blocker Merger shall be as provided in this Agreement, the applicable Blocker Certificate of Merger and the applicable provisions of the DGCL, the DLLCA and the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the applicable Blocker Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the applicable Blocker Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the applicable Blocker Surviving Entity, which shall include the assumption by such Blocker Surviving Entity of any and all agreements, covenants, duties and obligations of the respective Blocker Merger Sub set forth in this Agreement to be performed after such effective time.

Section 2.08 Governing Documents; Directors and Officers.

(a) At the FTAC Effective Time, by virtue of the FTAC Merger and in accordance with the DGCL, (i) the certificate of incorporation of the FTAC Surviving Corporation shall be amended and restated in the form agreed by Tempo and FTAC and (ii) the bylaws of the FTAC Surviving Corporation shall be amended to read the same as the bylaws of FTAC Merger Sub as in effect immediately prior to the FTAC Effective Time. At the FTAC Effective Time, the board of directors and officers of FTAC Merger Sub shall be the board of directors and officers of the FTAC Surviving Corporation.

(b) At the Tempo Effective Time, by virtue of the Tempo Merger and in accordance with the DLLCA, the Tempo LLCA shall be amended and restated in its entirety to be substantially in the form attached hereto as Exhibit I (the “Tempo Operating Agreement”), and, as so amended and restated, shall from and after the Tempo Effective Time be the limited liability company agreement of the Tempo Surviving Entity until duly amended in accordance with its terms and the DLLCA. At the Tempo Effective Time, the officers of Tempo immediately prior to the Tempo Merger shall continue as the officers of the Tempo Surviving Entity, each to hold office in accordance with the Tempo Operating Agreement.

(c) At the applicable Blocker Merger Effective Time, by virtue of such Blocker Merger and in accordance with the DGCL, the DLLCA and the DRULPA, as applicable, (i) the certificate of formation or certificate of limited partnership, as applicable, of Tempo Blocker 1, Tempo Blocker 2, Tempo Blocker 3 and Tempo Blocker 4, each as in effect immediately prior to the effective time of the applicable Blocker Merger, shall become the certificate of formation of Surviving Tempo Blocker 1, Surviving Tempo Blocker 2, Surviving Tempo Blocker 3 and Surviving Tempo Blocker 4, respectively, except that the certificate of formation of Tempo Blocker 1 shall be amended such that the name of the Surviving Tempo Blocker 1 is “Alight Blocker 1 LLC”, the certificate of formation of Tempo Blocker 2 shall be amended such that the name of the Surviving Tempo Blocker 2 is “Alight Blocker 2 LLC”, the certificate of limited partnership of Tempo Blocker 3 shall be amended such that the name of Surviving Tempo Blocker 3 is “Alight Blocker 3 LLC” and the certificate of limited partnership of Tempo Blocker 4 shall be amended such that the name of the Surviving Tempo Blocker 4 is “Alight Blocker 4 LLC” and (ii) the limited liability company agreement of Tempo Blocker 1 and Tempo Blocker 2 shall be amended and restated in its entirety to be in the form agreed by Tempo and FTAC (each, a “Surviving Blocker Operating Agreement”) and the limited partnership agreement, of Tempo Blocker 3 and Tempo Blocker 4 shall be amended and restated in its entirety to be in the form agreed by Tempo and FTAC (each, a “Surviving Blocker Partnership Agreement”), and, as so amended and restated, shall from and after the effective time of such Blocker Merger be the limited liability company agreement or the limited partnership agreement of the applicable Blocker Surviving Entity, until duly amended in accordance with its terms and the DLLCA or DRULPA, as applicable. Surviving Tempo Blocker 1 and Surviving Tempo Blocker 2 shall be “member managed” by the Company as their sole member in accordance with the applicable Surviving Blocker Operating Agreement and the DLLCA and, at the applicable Blocker Merger Effective Time and pursuant to the Surviving Blocker Partnership Agreement, the FTAC Surviving Entity (or such other Person as mutually agreed by FTAC and Tempo prior to the Closing Date) shall be admitted as the general partner of Surviving Tempo Blocker 3 and Surviving Tempo Blocker 4.

(d) The Company Charter and the Company Bylaws shall continue in effect as amended and restated prior to the PIPE Investment and the Additional Cannae Subscription until thereafter duly amended in accordance with their terms and the DGCL.

Section 2.09 Founder LLC Contribution.

Immediately following the consummation of the Tempo Merger, the Sponsor Persons shall effect the Founder LLC Contribution and shall transfer and contribute the shares of FTAC Class C Common Stock that are converted into shares of Class C Common Stock of the FTAC Surviving Corporation in the FTAC Merger to the Tempo Surviving Entity in exchange for an equivalent number of New Tempo Class C Units to be held in accordance with the Tempo Operating Agreement.

Section 2.10 FTAC Cash Contribution. At the Closing, immediately following the Blocker Mergers, the Tempo Merger and the Founder LLC Contribution, on the terms and subject to the conditions set forth herein, the FTAC Surviving Corporation shall contribute to the Tempo Surviving Entity, as a capital contribution in exchange for a portion of the New Tempo Units acquired by the FTAC Surviving Corporation in connection with the Tempo Merger (and no additional equity interest in Tempo), cash in the amount of (a) the Available Trust Proceeds (without taking into account the amount of any Permitted Equity Financing Proceeds), plus (b) the aggregate cash proceeds of the FTAC Financing, less (c) the aggregate amount of the Closing Cash Consideration paid by the FTAC Surviving Corporation in connection with the Tempo Merger as provided herein.

Section 2.11 Further Assurances. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of FTAC, FTAC Merger Sub, Tempo, Tempo Merger Sub, the Tempo Blockers and the Blocker Merger Subs, the applicable directors, officers, members and managers of FTAC (as the FTAC Surviving Corporation), Tempo (as the Tempo Surviving Entity) and the Blocker Surviving Entities (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III

CONSIDERATION; EFFECTS OF THE TRANSACTIONS

Section 3.01 Tempo Consideration; Effects of the Tempo Merger and Blocker Mergers.

(a) Tempo Consideration. The total consideration to be paid to the Tempo Blocker Owners, the Tempo Investors, the Participating Management Holders and the Continuing Tempo Unitholders at the Closing shall equal the aggregate of (w) the Closing Cash Consideration, (x) the Closing Seller Equity Consideration, (y) the Tempo Earnout Consideration and (z) the Forfeiture Reallocation Shares (together, the “Tempo Consideration”). At the Closing, the Company shall, subject to delivery of a duly executed and completed Letter of Transmittal in accordance with Section 4.5, (i) cause the Paying Agent to pay to each Tempo Investor, each Tempo Blocker Owner, Continuing Tempo Unitholder and, Participating Management Holder, by wire transfer of immediately available funds to such account or accounts as set forth in such Letter of Transmittal, each such Person’s portion of the Closing Cash Consideration, if any, as set forth in the Allocation Schedule, (ii) issue and deliver to each Tempo Blocker Owner and, in connection with the consummation of the Tempo Investor Contribution and Management Holder Contribution, each Tempo Investor and Participating Management Holder, such number of shares of Company Class A Common Stock, shares of Company Class B-1 Common Stock, Company Class B-2 Common Stock, shares of Company Class Z-A Common Stock, shares of Company Class Z-B-1 Common Stock and shares of Company Class Z-B-2 Common Stock as set forth in the Allocation Schedule and (iii) issue and deliver, or cause Tempo to issue and deliver, as applicable, in connection with the Tempo Merger, to each Continuing Tempo Unitholder, Tempo Investor and Participating Management Holder, such number of New Tempo Class A Units (together with an equal number of shares of Company Class V Common Stock), New Tempo Class B-1 Units, New Tempo Class B-2 Units, New Tempo Class Z-A Units, New Tempo Class Z-B-1 Units and New Tempo Class Z-B-2 Units as set forth in the Allocation Schedule.

(b) Tempo Merger. On the terms and subject to the conditions set forth herein, at the Tempo Effective Time, by virtue of the Tempo Merger and without any further action on the part of any Party or the holders of any securities of Tempo, the following shall occur:

(i) The Tempo Units issued and outstanding immediately prior to the Tempo Effective Time (other than Tempo Units owned by the Tempo Blockers) will be converted into, and the holders of such Tempo Units shall be entitled to receive, in the aggregate with respect to all Tempo Units held by such holder, the applicable portion of the Closing Cash Consideration, the Closing Seller Equity Consideration (in the form of New Tempo Class A Units and an equal number of shares of Company Class V Common Stock), the Tempo Earnout Consideration (in the form of New Tempo Class B-1 Units and New Tempo Class B-2 Units) and the Forfeiture Reallocation Shares (in the form of New Tempo Class Z-A Units, New Tempo Class Z-B-1 Units and New Tempo Class Z-B-2 Units) as set forth in the Allocation Schedule. All such Tempo Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

(ii) The Tempo Units issued and outstanding immediately prior to the Tempo Effective Time that are owned by the Tempo Blockers will be converted into, and each Tempo Blocker shall be entitled to receive, in the aggregate with respect to all Tempo Units held by such Tempo Blocker, (A) a number of New Tempo Class A Units equal to the aggregate number of shares of Company Class A Common Stock that such Tempo Blocker’s Tempo Blocker Owners will be entitled to receive in respect of the Closing Seller Equity Consideration, (B) a number of New Tempo Class B-1 Units and New Tempo Class B-2 Units equal to, respectively, the aggregate number of shares of Company Class B-1 Common Stock and Company Class B-2 Common Stock that such Tempo Blocker’s Tempo Blocker Owners will be entitled to receive in respect of the Tempo Earnout Consideration and (C) a number of New Tempo Class Z-A Units equal to the aggregate number of shares of Company Class Z-A Common Stock that such Tempo Blocker’s Tempo Blocker Owners will be entitled to receive in respect of the Forfeiture Reallocation Shares and a number of New Tempo Class Z-B-1 Units and New Tempo Class Z-B-2 Units equal to, respectively, the aggregate number of shares of Company Class Z-B-1 Common Stock and Company Class Z-B-2 Common Stock that such Tempo Blocker’s Tempo Blocker Owners will be entitled to receive in respect of the Forfeiture Reallocation Shares, in each case of clause (A), (B) and (C), as set forth in the Allocation Schedule. All such Tempo Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

(iii) The limited liability company interests of Tempo Merger Sub issued and outstanding immediately prior to the Tempo Effective Time will be converted into, and shall thereafter represent, in the aggregate, a number of (A) New Tempo Class A Units equal to the aggregate number of shares of Company Class A Common Stock issued (I) in connection with the PIPE Investment, the Additional Cannae Subscription and any Permitted Equity Financing and (II) pursuant to the FTAC Merger in connection with the conversion of shares of FTAC Common Stock (including in connection with the conversion of shares of FTAC Common Stock issued pursuant to the consummation of the FTAC Financing and, without duplication, shares of Company Class A Common Stock issued in respect of the FTAC Founder Merger Consideration) and (B) New Tempo Class B-3 Units, if any, equal to the number of shares of Company Class B-3 Common Stock issued as part of the Redemption Founder Merger Consideration, if any. From and after the Tempo Effective Time, all such limited liability company interests of Tempo Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder shall thereafter cease to have any rights with respect to such securities.

(c) The Blocker Mergers. On the terms and subject to the conditions set forth herein, at the effective time of each Blocker Merger, by virtue of such Blocker Merger and without any further action on the part of any Party or the holders of any securities of the applicable Tempo Blocker or Blocker Merger Sub, the following shall occur:

(i) Each share of capital stock of each of Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3 and Blocker Merger Sub 4 that is issued and outstanding immediately prior to the applicable Blocker Merger Effective Time will be converted into, and shall thereafter represent, one validly issued limited liability company unit or limited partnership unit, as applicable, of Surviving Tempo Blocker 1, Surviving Tempo Blocker 2, Surviving Tempo Blocker 3 and Surviving Tempo Blocker 4, respectively, and shall constitute the total amount of all issued and outstanding limited liability company interests or limited partnership interests of the applicable Blocker Surviving Entity as of immediately following the effective time of such Blocker Merger.

(ii) The equity interests of each Tempo Blocker that are issued and outstanding immediately prior to the effective time of the applicable Blocker Merger will be converted into, and the applicable Tempo Blocker Owner shall be entitled to receive, in the aggregate with respect to all equity interests of such Tempo Blocker held by such Tempo Blocker Owner, the applicable portion of the Closing Cash Consideration, the Closing Seller Equity Consideration (in the form of shares of Company Class A Common Stock), the Tempo Earnout Consideration (in the form of shares of Company Class B-1 Common Stock and Company Class B-2 Common Stock) and the Forfeiture Reallocation Shares (in the form of shares of Company Class Z-A Common Stock, Company Class Z-B-1 Common Stock and Company Class Z-B-2 Common Stock) as set forth in the Allocation Schedule. At the applicable Blocker Merger Effective Time, all equity interests in such Tempo Blocker outstanding immediately prior to the Blocker Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.

Section 3.02 FTAC Consideration; Effects of the FTAC Merger. On the terms and subject to the conditions set forth herein, at the FTAC Effective Time, by virtue of the FTAC Merger and without any further action on the part of any Party or the holders of any securities of FTAC, the following shall occur:

(a) Subject to Section 3.02(e), each share of FTAC Class A Common Stock issued and outstanding immediately prior to the FTAC Effective Time (other than Excluded Shares) will be converted into, and the holders of FTAC Class A Common Stock shall be entitled to receive for each share of FTAC Class A Common Stock held as of immediately prior to the FTAC Effective Time, one share of Company Class A Common Stock. All such shares of FTAC Class A Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of stock certificates representing such shares of FTAC Class A Common Stock shall thereafter cease to have any rights with respect to such securities.

(b) Each issued and outstanding share of FTAC Class C Common Stock shall be converted into and become one validly issued, fully paid and nonassessable share of Class C common stock, par value $0.0001 per share, of the FTAC Surviving Corporation held by the Founders (which shall be contributed to Tempo in connection with the Founder LLC Contribution).

(c) Each issued and outstanding share of common stock of FTAC Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of Class A common stock, par value $0.0001 per share, of the FTAC Surviving Corporation. From and after the FTAC Effective Time, all certificates representing the common stock of FTAC Merger Sub shall be deemed for all purposes to represent the number of shares of Class A common stock of the FTAC Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) The shares of FTAC Class B Common Stock issued and outstanding immediately prior to the FTAC Effective Time will be converted into, and the holders of FTAC Class B Common Stock shall be entitled to receive, the Founder FTAC Merger Consideration. All such shares of FTAC Class B Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of stock certificates representing such shares of FTAC Class B Common Stock shall thereafter cease to have any rights with respect to such securities.

(e) Each Excluded Share shall be cancelled and no consideration shall be paid or payable with respect thereto.

Section 3.03 Non-Founder FTAC Warrants. At the FTAC Effective Time, by virtue of the FTAC Merger and without any action on the part of any holder of Non-Founder FTAC Warrants, each Non-Founder FTAC Warrant that is outstanding immediately prior to the FTAC Effective Time shall, pursuant to and in accordance with Section 4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Non-Founder FTAC Warrant shall no longer entitle the holder thereof to purchase the amount of share(s) of FTAC Common Stock set forth therein and in substitution thereof such Non-Founder FTAC Warrant shall entitle the holder thereof to acquire such number of shares of Company Class A Common Stock per Non-Founder FTAC Warrant, subject to adjustments as provided in Section 4 and the last sentence of Section 3.1 of the Warrant Agreement, that such holder was entitled to acquire pursuant to the terms and conditions of the Warrant Agreement. The parties shall cause the Warrant Agreement to be amended or exchanged as of the FTAC Effective Time to the extent necessary to give effect to this Section 3.03, including adding the Company as a party thereto, with the effect that the Non-Founder FTAC Warrants outstanding immediately prior to the FTAC Effective Time will be exchanged for warrants to purchase shares of Company Class A Common Stock.

Section 3.04 Unvested Tempo Units. With respect to each Tempo Class B Common Unit or Tempo Class A-1 Common Unit that has not vested as of immediately prior to the Closing (and which, by the terms of the applicable award agreement (a “Pre-Closing Award Agreement”), does not vest in connection with the consummation of the Transactions), the Closing Seller Equity Consideration and Tempo Earnout Consideration delivered in respect of such unvested Tempo Class B Common Units or Tempo Class A-1 Common Units, in accordance with the Allocation Schedule and this Agreement, and any equity securities delivered upon the conversion of any such equity securities pursuant to the Tempo Operating Agreement or the Company Charter, shall be subject to the same vesting terms as were applicable to such Tempo Class B Common Units and Tempo Class A-1 Common Units, respectively as of immediately prior to the Tempo Effective Time; provided that such vesting terms and conditions may be adjusted prior to the Closing Date upon mutual agreement between Tempo and the holder of such unvested Tempo Class B Common Units or Tempo Class A-1 Common Units (as applicable); provided, further, that the Company shall not, and shall not permit any of its Subsidiaries, to waive, terminate, amend or modify such vesting terms and conditions or Pre-Closing Award Agreement (including any other terms and conditions underlying such Pre-Closing Award Agreement) following the Closing Date without the prior written consent of the Unitholder Representative. In addition, upon the consummation of the Management Holder Contribution, the New Tempo Units held by the Company as a result thereof shall be unvested and subject to forfeiture in accordance with the terms of the Tempo Operating Agreement, unless and until the corresponding share of Unvested Consideration has vested in accordance with its terms. Prior to the Closing, the Pre-Closing Award Agreements shall be amended, effective only upon the occurrence of the Closing, to assign all of Tempo (or any of its Affiliates’) rights thereunder to the Unitholder Representative, such that the Unitholder Representative, and not Tempo (or the Company or any direct or indirect subsidiary thereof) shall administer the terms of such award agreements and plan. The Unvested Class A Consideration (including any Unvested Class B Consideration which converts into Unvested Class A Consideration by its terms) shall have such restrictions and such legends as applicable to Restricted Stock (as such term is defined in the Omnibus Incentive Plan), including but not limited to voting rights, as set forth in the Omnibus Incentive Plan.

Section 3.05 Issuance of Company Common Stock. Unless otherwise determined by the board of directors of the Company following the Closing, or as required pursuant to any Subscription Agreement, the Company Common Stock shall be uncertificated, with record ownership reflected only in the stock transfer ledger of the Company.

Section 3.06 Fractional Shares. No fractional shares of Company Common Stock shall be issued upon the surrender for exchange of the FTAC Common Stock or Non-Founder FTAC Warrants and the number of shares of Company Common Stock to be issued to each holder in respect of the FTAC Common Stock or Non-Founder FTAC Warrants will be rounded down to the nearest whole share.

Section 3.07 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Paying Agent and the FTAC Parties, the Company, the FTAC Surviving Corporation, the FTAC Surviving Entity, the Blocker Surviving Entities and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if any payment to any Tempo Blocker Owner, Tempo Investor or Continuing Tempo Unitholder (other than any Tempo Employees in their capacities as such) hereunder is subject to deduction and/or withholding, then FTAC shall (i) provide notice to Tempo as soon as reasonably practicable after such determination and in no event later than three (3) Business Days’ prior to such payment and (ii) cooperate with Tempo to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE IV

CLOSING TRANSACTIONS; ADJUSTMENT TO MERGER CONSIDERATION

Section 4.01 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third (3rd) Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article XI (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as FTAC and Tempo may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 4.02 Payments at the Closing.

(a) At the Closing, the Company shall use a portion of the Available Cash Amount to repay or cause to be repaid Indebtedness of Tempo and its Subsidiaries such that the indebtedness for borrowed money of Tempo and its Subsidiaries as of immediately following the Closing shall not exceed the Target Debt Amount. No later than three (3) Business Days prior to the Closing, Tempo shall deliver to FTAC a statement setting forth the amount(s) of any indebtedness to be paid at the Closing in accordance with this Section 4.02(a), together with customary payoff statements with respect to such repayment.

(b) At the Closing, the Company shall use a portion of the Available Cash Amount to pay, or cause to be paid, the FTAC Transaction Expenses and Tempo Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the reports to be delivered pursuant to Section 4.03.

Section 4.03 Expense Amounts.

(a) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, Tempo shall provide to FTAC a written report setting forth a list of the following fees and expenses incurred by or on behalf of Tempo (including its direct and indirect equityholders) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the Closing: (i) the fees and disbursements of outside counsel to Tempo (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to Tempo, (iii) the fees and expenses of other advisers to Tempo, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to Tempo, (v) any premiums, fees, disbursements or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of Tempo, (vi) any costs, fees and expenses associated with refinancing or repricing the existing Indebtedness of Tempo, the Tempo Blockers or their respective Subsidiaries (in accordance with this Agreement), (vii) the costs, fees and expenses required to be reimbursed to certain members as set forth in the Tempo LLCA and (viii) any costs, fees and expenses payable pursuant to the Support and Services Agreement (as defined in the Tempo Schedules), in each case, incurred in connection with the Transactions (collectively, the “Tempo Transaction Expenses”).

(b) No sooner than five (5) or later than three (3) Business Days prior to the Closing Date, FTAC shall provide to Tempo a written report setting forth a list of the following fees and expenses incurred by or on behalf of FTAC in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the Closing: (i) the fees and disbursements of outside counsel to FTAC (including its direct and indirect equityholders and the FP Investors), (ii) the fees and expenses of accountants to FTAC, (iii) the fees and expenses of the consultants and other advisors to FTAC, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to FTAC, (v) the placement fee and any other fees, costs or expenses incurred in connection with the PIPE Investment, the Additional Cannae Subscription or any Permitted Equity Financing, (vi) the Deferred Discount (as defined in the Trust Agreement) and (vii) any premiums, fees, disbursements, costs or expenses incurred in connection with any tail insurance policy for the directors’ and officers’ liability insurance of FTAC, in each case, incurred in connection with the Transactions (collectively, the “FTAC Transaction Expenses”).

Section 4.04 Closing Statements.

(a) At least two (2) Business Days prior to the Special Meeting and in any event not earlier than the time that holders of FTAC Class A Common Stock may no longer elect redemption in accordance with the FTAC Stockholder Redemption, FTAC shall prepare and deliver to Tempo a statement (the “FTAC Closing Statement”) setting forth in good faith: (i) the aggregate amount of cash in the Trust Account (prior to giving effect to any redemption rights that have been exercised in connection with the FTAC Stockholder Redemption); (ii) the aggregate amount of all payments required to be made in connection with the FTAC Stockholder Redemption; (iii) the aggregate cash proceeds from the FTAC Financing; (iv) the Available Cash Amount resulting therefrom; (v) the number of shares of FTAC Class A Common Stock to be outstanding as of immediately prior to the Closing after giving effect to any redemptions in connection with the FTAC Stockholder Redemption and confirmation that no FTAC Preferred Stock is outstanding; (vi) the PIPE Investment Proceeds, the Additional Cannae Subscription Proceeds and Permitted Equity Financing Proceeds received and to be received in connection with the Transaction prior to the Closing; and (vii) the number of shares of FTAC Class C Common Stock that may be issued in connection with the recapitalization by FTAC of the Founder FTAC Warrants, in each case, including reasonable supporting detail therefor. The FTAC Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the FTAC Closing Statement until the Closing, FTAC shall (x) provide Tempo and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of FTAC and its Subsidiaries and to senior management personnel of FTAC and its Subsidiaries, in each case, to the extent reasonably requested by Tempo or any of its Representatives in connection with their review of the FTAC Closing Statement, (y) cooperate with Tempo and its Representatives in connection with their review of the FTAC Closing Statement and the components thereof and (z) consider in good faith any comments to the FTAC Closing Statement provided by Tempo prior to the Closing Date; provided that, notwithstanding the foregoing, the Closing (in accordance with Section 4.01) shall not in any event be delayed as a result of the review of the FTAC Closing Statement.

(b) At least two (2) Business Days prior to the Closing, Tempo shall prepare and deliver to FTAC a statement (the “Tempo Closing Statement”), setting forth in good faith its calculation of the Company Net Debt Amount and including the Allocation Schedule. The Tempo Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Tempo Closing Statement until the Closing, Tempo and the Tempo Blockers shall (x) provide FTAC and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Tempo Blockers, Tempo and its Subsidiaries and to senior management personnel of the Tempo Blockers, Tempo and its Subsidiaries, in each case, to the extent reasonably requested by FTAC or any of its Representatives in connection with their review of the Tempo Closing Statement, (y) cooperate with FTAC and its Representatives in connection with their review of the Tempo Closing Statement and the components thereof and (z) consider in good faith any comments to the Tempo Closing Statement provided by FTAC prior to the Closing Date; provided that, notwithstanding the foregoing, the Closing (in accordance with Section 4.01) shall in no event be delayed as a result of the review of the Tempo Closing Statement.

(c) The Company, FTAC and their respective Subsidiaries shall be entitled to rely upon the Allocation Schedule, and in no event will the Company, FTAC or any of their Affiliates (including the FTAC Surviving Corporation and Tempo Surviving Entity) have any liability to any Tempo Blocker Owner, Continuing Tempo Unitholder, Tempo Investor, Participating Management Holder or any other Person with respect to the allocation of the Closing Cash Consideration, the Closing Seller Equity Consideration, the Tempo Earnout Consideration or the Forfeiture Reallocation Shares payable under this Agreement or pursuant to the Transactions provided such payments and/or issuances are made in accordance with the terms hereof and as set forth in the Allocation Schedule; provided, however, that in no event shall the amounts set forth on the Allocation Schedule result in, or require the Company, the Tempo Surviving Entity or any other Person to issue or pay hereunder, an amount greater than the aggregate consideration as set forth in Section 3.01.

Section 4.05 Exchange Procedures.

(a) Continental Stock Transfer & Trust Company (the “Paying Agent”) shall act as paying agent in effecting the exchanges provided for herein. As promptly as practicable after the date hereof, the Company shall enter into a customary paying agent agreement with the Paying Agent, in a form reasonably acceptable to Tempo.

(b) Prior to the Closing, promptly following the date hereof and no later than twenty (20) Business Days prior to the Closing Date, Tempo shall mail or otherwise deliver, or the Company shall cause the Paying Agent to mail or otherwise deliver, to (i) each Tempo Blocker Owner, a letter of transmittal in such customary form as reasonably agreed to between Tempo, the Tempo Blockers, and FTAC (the “Blocker Letter of Transmittal”), (ii) each Continuing Tempo Unitholder, a letter of transmittal in such customary form as reasonably agreed to between Tempo and FTAC (the “Continuing Unitholder Letter of Transmittal”), (iii) each Participating Management Holder, a letter of transmittal in such customary form as reasonably agreed to between Tempo and FTAC (the “Participating Management Letter of Transmittal” and, together with the Blocker Letter of Transmittal and the Continuing Unitholder Letter of Transmittal, the “Letters of Transmittal”), with the terms and conditions of such Letters of Transmittal to not be inconsistent with the terms hereof, including with respect to the non-survival of representations and warranties, together with a request that each Tempo Blocker Owner, Participating Management Holder and Continuing Tempo Unitholder deliver a duly executed Letter of Transmittal, together with any other customary documents contemplated thereby, to the Paying Agent no less than three (3) Business Days prior to the Closing Date. Until a duly executed Letter of Transmittal has been delivered as contemplated by this Section 4.05, from and after the Closing, each former Tempo Unit and each former equity interest in a Tempo Blocker shall be deemed at all times to represent only the right to receive upon delivery of such Letter of Transmittal the consideration to which such Tempo Blocker Owner, Participating Management Holder or Continuing Tempo Unitholder is entitled pursuant to Article III. For the avoidance of doubt, delivery of any Letter of Transmittal shall not be a condition to or otherwise delay the Closing.

Section 4.06 Tempo Management. At or following the Closing, the managing member of Tempo Management may, and the Company and Tempo shall reasonably cooperate to the extent necessary to (a) exchange or otherwise distribute the Tempo Consideration allocable to a member of Tempo Management in accordance with the Allocation Schedule as instructed by Tempo Management, (b) cause the Company or the Paying Agent to deliver all or a portion of the Tempo Consideration directly to a member of Tempo Management in accordance with the Allocation Schedule and/or (c) contribute all or any portion of the Closing Seller Equity Consideration, the Tempo Earnout Consideration or the Forfeiture Reallocation Shares, if and to the extent payable pursuant to the Allocation Schedule, paid in New Tempo Units to the Company in exchange for the same number and class of shares of Company Common Stock.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TEMPO

Except as set forth in the Tempo Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), Tempo represents and warrants to FTAC as follows:

Section 5.01 Organization. Tempo has been duly formed as a limited liability company and is validly existing and is in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or to have such corporate power and authority would not, individually or in the aggregate, constitute a Material Adverse Effect. The copies of the organizational documents of Tempo, as in effect on the date hereof, previously made available by Tempo to FTAC are (i) true, correct and complete and (ii) in full force and effect. Tempo has the requisite power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Tempo is not in violation of any of the provisions of its organizational documents.

Section 5.02 Subsidiaries. The Significant Subsidiaries of Tempo as of the date of this Agreement are set forth on Schedule 5.02 of the Tempo Schedules. The Significant Subsidiaries have been duly formed or organized, are validly existing and in good standing (to the extent such concept applies) under the laws of their jurisdiction of formation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except where such failure to have such power and authority would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each Significant Subsidiary is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be in good standing or so licensed or qualified would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.03 Due Authorization. Tempo has all requisite power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 5.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the board of directors, managing member or equivalent governing body of Tempo, and, other than the approval of the members of Tempo pursuant to the Tempo Written Consents, no other organizational or equivalent proceeding on the part of Tempo or any of its members or equityholders is necessary to authorize, approve or adopt this Agreement or such Transaction Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by Tempo and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of Tempo, enforceable against Tempo in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 5.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which Tempo is party by Tempo and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of, or result in the breach of or default under, the certificate of formation, Tempo LLCA or other organizational documents of Tempo (including any shareholders’ or investor rights agreement to which Tempo is a party), (b) violate any provision of, or result in the breach of or default by Tempo or any of its Subsidiaries under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Material Contract or Lease, (d) result in the creation of any Lien upon any of the properties, rights or assets of Tempo or any of its Subsidiaries, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, be material to Tempo and its Subsidiaries, taken as a whole, and (ii) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act that would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

Section 5.05 Governmental Authorities; Consents. No action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority (collectively, “Governmental Filings”) is required on the part of Tempo or any of its Subsidiaries with respect to Tempo’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, and (c) as otherwise disclosed on Schedule 5.05 of the Tempo Schedules.

Section 5.06 Current Capitalization. Schedule 5.06 of the Tempo Schedules sets forth, as of the date hereof, a list of all of the issued and outstanding Tempo Common Units and any other membership, limited liability company and other equity, ownership, profit, voting or similar interests in, or securities of, Tempo, together with all interests or securities convertible into or exchangeable or exercisable for any of the foregoing and all rights, commitments or arrangements to subscribe for or acquire (or obligations or commitments of Tempo to issue, sell or otherwise transfer) any such interests or securities (collectively, “Tempo Units”), including, in each case, (a) the record and beneficial owners thereof, (b) the number and class of Tempo Units or other interest or security held by each such record and beneficial owner, (c) the vesting schedule thereof (if applicable), and (d) with respect to the Tempo Class B Common Units and any other equity or ownership interests of Tempo that are intended to constitute “profits interests” for U.S. federal income tax purposes (the “Profits Interest Units”), the applicable participation threshold or hurdle with respect thereto. The outstanding Tempo Units have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights.

Section 5.07 Capitalization of Subsidiaries. The outstanding shares of capital stock or other equity interests of each of Tempo’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding ownership interests in each Subsidiary of Tempo are owned by Tempo, directly or indirectly, free and clear of any Liens (other than the restrictions under applicable Securities Laws and Liens securing obligations under any Tempo Financing Agreements) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and have not been issued in violation of preemptive or similar rights. There are no outstanding (a) securities of Tempo or any of its Subsidiaries convertible into or exchangeable for ownership interests in any Subsidiary of Tempo, (b) obligations, options, warrants or other rights, commitments or arrangements to acquire from Tempo or any of its Subsidiaries, or other obligations or commitments of Tempo or any of its Subsidiaries to issue, sell or otherwise transfer, any ownership interests in, or any securities convertible into or exchangeable for any ownership interests in, any Subsidiary of Tempo or (c) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any ownership interests in, any Subsidiary of Tempo (the items in clauses (a)-(c), in addition to all ownership interests of Tempo’s Subsidiaries, being referred to collectively as the “Tempo Subsidiary Securities”). There are no (i) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of Tempo is a party or by which any Subsidiary of Tempo is bound with respect to the voting or transfer of any shares of capital stock of such Subsidiary, or (ii) obligations or commitments of Tempo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Tempo Subsidiary Securities or make payments in respect of such shares, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for Tempo Subsidiary Securities, neither Tempo nor any of its Subsidiaries owns any equity, ownership, profit, voting or similar interest in or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No shares of capital stock are held in treasury by any Subsidiary of Tempo.

Section 5.08 Financial Statements.

(a) Attached as Schedule 5.08 of the Tempo Schedules are true, accurate and complete copies of (a) the audited consolidated balance sheets of Tempo and its Subsidiaries as at December 31, 2019 and December 31, 2018 together with the related notes and financial statement schedule and the auditor’s reports thereon (the “Audited Financial Statements”) and (b) the unaudited consolidated condensed balance sheet of Tempo Acquisition, LLC and its Subsidiaries, as of September 30, 2020 and the related unaudited consolidated condensed statements of comprehensive income, members’ equity and cash flows for the nine-month periods ended September 30, 2020 and September 30, 2019 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements, together with related notes, have been prepared in accordance with GAAP on a consistent basis throughout the periods involved, except as disclosed therein, and present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of Tempo and its Subsidiaries, as applicable, as of the dates and for the periods indicated in such Financial Statements (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, in each case, the impact of which is not material).

Section 5.09 Undisclosed Liabilities. As of the date of this Agreement, neither Tempo nor any of its Subsidiaries has any material Liability, debt or obligation required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities and obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since September 30, 2020 in the ordinary course of business of Tempo and its Subsidiaries, (c) arising under this Agreement and/or the performance by Tempo of its obligations hereunder, including transaction expenses, (d) disclosed in the Tempo Schedules, or (e) that would not be material to Tempo and its Subsidiaries, taken as a whole.

Section 5.10 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 5.15) and Actions under any Environmental Law (as to which certain representations and warranties are made pursuant to Section 5.20), as of the date of this Agreement, there are no pending or, to the knowledge of Tempo, threatened in writing Actions against Tempo or any of its Subsidiaries or any of their properties, rights or assets that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a Material Adverse Effect. There is no Governmental Order imposed upon or, to the knowledge of Tempo, threatened in writing Actions against Tempo or any of its Subsidiaries or any of their properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon Tempo or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole.

Section 5.11 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not been, and would not be, individually or in the aggregate, material to Tempo and its Subsidiaries, taken as a whole, Tempo and its Subsidiaries are, and since December 31, 2017 have been, in compliance with all applicable Laws and Governmental Orders. Tempo and its Subsidiaries hold, and since December 31, 2017 have held, all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole. From December 31, 2017, (i) neither Tempo nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of Tempo, no assertion or Action of any violation of any Law, Governmental Order or Permit by Tempo or any of its Subsidiaries is currently threatened against Tempo or any of its Subsidiaries (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business), in each case of (i) and (ii), except as would not, individually or in the aggregate, be material to Tempo and its Subsidiaries, taken as a whole. As of the date hereof, no investigation or review by any Governmental Authority with respect to Tempo or any of its Subsidiaries is pending or, to the knowledge of Tempo, threatened and no such investigations have been conducted by any Governmental Authority since December 31, 2017, in each case, other than those the outcome of which would not reasonably be expected to be, individually or in the aggregate, material to Tempo and its Subsidiaries, taken as a whole.

(b) Tempo and its Subsidiaries and, to the knowledge of Tempo, any Person acting for or on behalf of Tempo or its Subsidiaries currently comply in all material respects with and have, since December 31, 2017, complied in all material respects with, all applicable Anti-Corruption Laws or Anti-Money Laundering Laws. Since December 31, 2017, (i) there has been no action taken by Tempo, its Subsidiaries, nor, to the knowledge of Tempo, any of their officers, directors, managers, members, employees, consultants or agents, in each case, acting on behalf of Tempo or its Subsidiaries, in material violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law, (ii) neither Tempo nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Anti-Money Laundering Laws or subjected to any investigation by a Governmental Authority for a material violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, (iii) neither Tempo nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law or Anti-Money Laundering Law (other than with respect to the submission by Tempo or one of its Subsidiaries of fraudulent activity reports to a Governmental Authority in connection with alleged or potential violations of Anti-Corruption Law or Anti-Money Laundering Law by customers of Tempo or one of its Subsidiaries) and (iv) neither Tempo nor its Subsidiaries has received any written notice or citation, or to the knowledge of Tempo, any non-written notice, from a Governmental Authority for any actual or potential material noncompliance with any applicable Anti-Corruption Law or Anti-Money Laundering Law.

(c) None of Tempo, its Subsidiaries, nor, to the knowledge of Tempo, any of their respective officers, directors, managers, members, or employees, consultants or agents, (i) is a Person with whom transactions are prohibited or limited under any Laws relating to economic sanctions, including those administered by the U.S. government (including, without limitation, the Department of the Treasury’s Office of Foreign Assets Control, the Department of State, or the Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, (ii) since December 31, 2017, has knowingly engaged in any dealings or transactions with any person that, at the time of the dealing or transaction, is or was the subject or the target of broad territorial sanctions, including the Crimea region of Ukraine, Cuba, Iran, North Korea, or Syria, or (iii) has materially violated any Laws relating to economic sanctions since December 31, 2017.

(d) Tempo and its Subsidiaries have each timely filed (subject to valid extensions) all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Authority since December 31, 2017, and each has paid all fees and assessments due and payable in connection therewith, except, in each case, where the failure to do so would, individually or in the aggregate, not reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole.

(e) The BD Subsidiary is the only Subsidiary of Tempo that meets the definition of “broker” or “dealer” under the Exchange Act and that is required to be registered as such under Section 15 of the Exchange Act with the SEC, and is as of the date of this Agreement, and at all times required under the Exchange Act since December 31, 2017 has been, duly registered as a broker-dealer with the SEC under Section 15 of the Exchange Act.

(f) The BD Subsidiary is a member in good standing of FINRA and is in compliance in all material respects with all applicable FINRA Rules. As of the date hereof, the BD Subsidiary has not entered into any agreement or arrangement with any Governmental Authority to increase the Regulatory Capital that it is required to maintain above the amount required to be maintained under Rule 15c3-1 under the Exchange Act. Since December 31, 2017, the BD Subsidiary has provided its broker-dealer services in compliance with applicable Law, except for such failures to comply as would not, individually or in the aggregate, reasonably be expected to be materially adverse to Tempo and its Subsidiaries, taken as a whole.

(g) The BD Subsidiary is, and at all times since December 31, 2017 has been, duly registered, licensed or qualified as a municipal securities broker-dealer with the MSRB. The BD Subsidiary is in compliance in all material respects with applicable rules and regulations of the MSRB. The BD Subsidiary is the only Subsidiary of Tempo that is registered or required to be registered as a municipal securities broker-dealer with the MSRB.

(h) As of the date of its filing, amendment or delivery to the SEC, as applicable, the Form BD of the BD Subsidiary on file with the SEC, and each applicable amendment thereto, filed or delivered by the BD Subsidiary since December 31, 2017 was accurate and correct in all material respects, complied with applicable Law in all material respects and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i) None of the BD Subsidiary or any of its Registered Employees or “associated persons” (as defined in Section 3(a)(21) the Exchange Act) are the subject of any material disciplinary proceedings or Governmental Orders of any Governmental Authority arising under applicable Law which would be required to be disclosed on Form BD of the BD Subsidiary that are not so disclosed on such Form BD of the BD Subsidiary. The BD Subsidiary is not ineligible pursuant to Section 15(b)(4) of the Exchange Act to be registered as a broker-dealer thereunder and none of the Registered Employees or other associated persons of the BD Subsidiary, as defined in the first sentence of this subparagraph, is ineligible to be an associated person of the BD Subsidiary pursuant to Section 15(b)(6) of the Exchange Act.

(j) The BD Subsidiary has established and, at all times since December 31, 2017 has had in place, to the extent necessary to comply with applicable Law, written policies and procedures reasonably designed to achieve compliance with (i) applicable FINRA Rules, (ii) the applicable rules of any domestic or foreign securities or broker-dealer industry self-regulatory organization of which the BD Subsidiary is a member, (iii) the applicable federal securities laws and regulations, (iv) applicable laws regarding business continuity in the event of business disruptions, (v) Anti-Money Laundering Laws, including a written customer identification program to the extent required by applicable Law, (vi) applicable privacy laws, (vii) applicable identity theft and privacy laws and (viii) all other applicable Laws, in each case other than where the failure to have such written compliance policies would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in any of the BD Subsidiary’s annual or other periodic compliance reviews made available to FTAC or on examination letters or notices from regulators in connection with routine examinations, the BD Subsidiary is in, and at all times during the past thirty-six (36) months has been, in compliance in all material respects with the foregoing policies.

(k) The IA Subsidiary is the only Subsidiary of Tempo that meets the definition of “investment adviser” under the Investment Advisers Act and is required to be registered as such under applicable Law, and is and at all times required by Investment Advisers Act during the thirty-six (36) months preceding the date of this Agreement has been, duly registered as an investment adviser with the SEC under the Investment Advisers Act. During the past thirty-six (36) months, the IA Subsidiary has provided its investment advisory services in compliance with all applicable Law, including, to the extent required by applicable Law, in connection with the retention and oversight of any sub-adviser that provides sub-advisory services, in each case, except for such failures to comply as would not, individually or in the aggregate, reasonably be expected to be materially adverse to Tempo and its Subsidiaries, taken as a whole.

(l) No person “associated” (as defined in the Investment Advisers Act) with the IA Subsidiary has, since December 31, 2017, been convicted of any crime, or is, or has been subject to, any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Investment Advisers Act or Rule 206(4)-4(b) thereunder, and to the knowledge of Tempo, there are no proceedings or investigations pending or threatened in writing that would reasonably be expected to result in any such disqualification, denial, suspension or revocation. Neither the IA Subsidiary nor, to the knowledge of Tempo, any “affiliated person” (as defined in the Investment Company Act) thereof, is ineligible pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company.

(m) As of the date of its filing, amendment or delivery, as applicable, each part of each Form ADV filed or delivered by the IA Subsidiary since December 31, 2017 was accurate and correct in all material respects, complied with applicable Law in all material respects and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the extent required by applicable Law, the IA Subsidiary has adopted (and has maintained at all times required by applicable Law) (i) a written policy regarding insider trading and the protection of material non-public information, (ii) a written code of ethics, as required by Rule 204A-1 under the Investment Advisers Act, (iii) policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other third parties, including cybersecurity policies and procedures, designed to assure compliance with applicable Law, in each case to the extent required by applicable Law, (iv) policies and procedures with respect to business continuity plans in the event of business disruptions, (v) policies and procedures with respect to money laundering, corruption, bribery, gifts and political contributions and (vi) all such other policies and procedures required by Rule 206(4)-7 under the Investment Advisers Act, and has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Investment Advisers Act, in each case of clauses (i) through (vi), other than where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since December 31, 2017, there have been no material violations or, to the knowledge of Tempo, written allegations of material violations of such policies or procedures (including the code of ethics). All “supervised persons” of the IA Subsidiary have executed acknowledgments of the foregoing written policies and procedures and the code of ethics.

(n) Neither the IA Subsidiary nor any “covered associate” (as defined in Rule 206(4)-5 under the Investment Advisers Act) thereof has (A) made any “contribution” to an “official” of a “government entity” or “coordinated” or “solicited” such “contribution” (as such terms are defined in Rule 206(4)-5 under the Investment Advisers Act), where such government entity has retained the IA Subsidiary to provide investment advisory services (or has invested in any “covered investment pool” (within the meaning of Rule 206(4)-5 under the Investment Advisers Act) that the IA Subsidiary advises) or where the IA Subsidiary seeks to provide such services or (B) made any “payment” to a political party or “coordinated” or “solicited” such “payment” in violation of Rule 206(4)-5 under the Investment Advisers Act.

(o) As to each Advisory Client, (i) there has been in full force and effect an Advisory Contract at all times that the IA Subsidiary was performing investment advisory services for such Advisory Client, and (ii) each Advisory Contract with an Advisory Client has been entered into and performed by the IA Subsidiary in accordance with its terms and with the Investment Advisers Act and other applicable Law, in each case, in all material respects.

(p) Except as set forth on Schedule 5.11(p), since December 31, 2017, none of the IA Subsidiary or BD Subsidiary has (i) received a written “wells notice” or other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, (ii) been subject to a formal Governmental Order instituting proceedings or similar action from the SEC, FINRA or any other Governmental Authority, (iii) settled any material claim or proceeding of the SEC, FINRA or any other Governmental Authority or (iv) received any notice from any Governmental Authority that alleges any material noncompliance (or that the IA Subsidiary or BD Subsidiary is under investigation by any such Governmental Authority for such alleged material noncompliance) with any applicable Law governing the operations of investment advisers or broker-dealers, as applicable, in each case, other than any of the foregoing that have been, or with respect to which the underlying issue has been, resolved in all material respects, other than as disclosed in the Form BD or any amendment thereto. Since December 31, 2017, there is no material deficiency, violation or exception that has been claimed or asserted in writing by any Governmental Authority with respect to any examination of the IA Subsidiary or BD Subsidiary that has not been resolved in all material respects.

(q) None of the Subsidiaries of Tempo are registered or required to be registered or licensed or required to be licensed (i) with the U.S. Commodity Futures Trading Commission or under applicable Law in any non-U.S. jurisdiction as a commodity pool operator, commodity trading advisor, futures commission merchant and/or introducing broker or (ii) as a bank, commodity broker-dealer, transfer agent, real estate broker, municipal advisor, insurance company or insurance broker.

(r) None of the IA Subsidiary or any of its executive officers or directors or any other officer of the IA Subsidiary (to the extent such other officer would reasonably be expected to participate in an offering of securities in reliance on Rule 506 of Regulation D under the Securities Act in connection with his or her duties to the IA Subsidiary), is ineligible pursuant to Rule 506(d) of Regulation D under the Securities Act to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Rule 506(d) of Regulation D under the Securities Act, nor is there any proceeding pending or, to the knowledge of Tempo, threatened by any Governmental Authority that would result in the ineligibility of the IA Subsidiary or any such Person to serve as an investment manager, solicitor, promoter or in any other capacity with respect to an offering of securities in reliance on Regulation D under the Securities Act.

(s) Neither Tempo or the IA Subsidiary nor, to the knowledge of Tempo, any of the IA Subsidiary’s, directors, officers or employees, has been enjoined, indicted, convicted or made the subject of any material disciplinary proceedings or consent decree or administrative order which would be required to be disclosed on Form ADV that is not so disclosed on such Form ADV.

Section 5.12 Contracts; No Defaults.

(a) Schedule 5.12(a) of the Tempo Schedules contains a true and complete listing of all Contracts (other than purchase orders) described in clauses (i) through (xiv) of this Section 5.12(a) to which, as of the date of this Agreement, Tempo or any of its Subsidiaries is a party (together with all material amendments, waivers or other changes thereto) other than Tempo Benefit Plans (collectively, the “Material Contracts”). True, correct and complete copies of the Material Contracts have been delivered to or made available to FTAC.

(i) Each Contract that Tempo reasonably anticipates will involve aggregate payments or consideration furnished by or to Tempo or by or to any of its Subsidiaries of more than $20,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(ii) Each Tempo Financing Agreement;

(iii) Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of Tempo or any of its Subsidiaries since December 31, 2017, in each case, involving payments in excess of $25,000,000;

(iv) Each lease, rental or occupancy agreement, installment and conditional sale agreement and each other Contract with outstanding obligations that (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and (y) involves aggregate payments in excess of $1,000,000 in any calendar year, other than sales or purchase agreements in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(v) Each joint venture Contract, partnership agreement, limited liability company agreement or similar Contract (other than Contracts between Subsidiaries of Tempo) that is material to the business of Tempo and its subsidiaries, taken as a whole;

(vi) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $2,500,000 in the aggregate;

(vii) Each Contract expressly prohibiting or restricting in any material respect the ability of Tempo or its Subsidiaries to engage in any business, to sell or distribute any products, to operate in any geographical area or to compete with any Person;

(viii) Each material license or other agreement with respect to any material item of Intellectual Property (excluding licenses granted to Tempo or its Subsidiaries for commercially available “off-the-shelf” software with annual aggregate fees of less than $5,000,000, or non-exclusive licenses granted to customers in the ordinary course of business);

(ix) Each employee collective bargaining Contract or other Contract with any labor union, works council, or labor organization or association;

(x) Each sales commission or brokerage Contract that involves annual payments in excess of $2,000,000 or is not cancellable on 30 calendar days’ notice without payment or penalty;

(xi) Each mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any Indebtedness or borrowing of money by or from Tempo or any of its Subsidiaries in excess of $10,000,000 (other than Contracts disclosed pursuant to Section 5.12(a)(ii));

(xii) Any Contract that is a currency or interest hedging arrangement;

(xiii) Any Contract under which Tempo or any of its Subsidiaries has agreed to purchase or sell goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis; and

(xiv) Any commitment to enter into agreement of the type described in clauses (i) through (xiii) of this Section 5.12(a).

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, as of the date of this Agreement, all of the Contracts listed or required to be listed pursuant to Section 5.12(a) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of Tempo or one of its Subsidiaries party thereto and, to the knowledge of Tempo, represent the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to Tempo and its Subsidiaries, taken as whole, (w) none of Tempo, any of its Subsidiaries or, to the knowledge of Tempo, any other party thereto is or is alleged to be in material breach of or material default under any such Contract, (x) neither Tempo nor any of its Subsidiaries has received any written claim or notice of material breach of or material default under any such Contract, (y) to the knowledge of Tempo, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (z) no party to any such Contract that is a customer of or supplier to Tempo or any of its Subsidiaries that involves aggregate payments by or to Tempo or any of its Subsidiaries of more than $20,000,000 in the calendar year ended December 31, 2020 or any subsequent calendar year has, within the past 12 months, canceled or terminated its business with, or, to the knowledge of Tempo, threatened in writing to cancel or terminate its business with, Tempo or any of its Subsidiaries.

Section 5.13 Tempo Benefit Plans.

(a) Schedule 5.13(a) of the Tempo Schedules sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including Multiemployer Plans), and any material stock purchase, stock option, severance, employment (other than offer letters that do not provide severance benefits or notice periods in excess of 30 days upon termination of the employment relationship), individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which (i) any current or former employee, officer, director or independent contractor of Tempo or its Subsidiaries (the “Tempo Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by Tempo or any of its Subsidiaries or (ii) Tempo or any of its Subsidiaries has any present or future liability (each, a “Tempo Benefit Plan”).

(b) With respect to each Tempo Benefit Plan, Tempo has delivered or made available to FTAC copies of (i) each Tempo Benefit Plan and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Tempo Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to such Tempo Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Tempo Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to any Tempo Benefit Plan and (vi) any non-routine communications with any Governmental Authority within the past three (3) years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, (i) each Tempo Benefit Plan has been administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Tempo Benefit Plan on or before the date hereof have been made and all obligations in respect of each Tempo Benefit Plan as of the date hereof have been accrued and reflected in Tempo’s financial statements to the extent required by GAAP. Each Tempo Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to the knowledge of Tempo, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, neither Tempo nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Tempo or any of its Subsidiaries, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

(e) Neither Tempo nor any of its Subsidiaries sponsored or was required to contribute to, at any point during the six year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”) or other pension plan, in each case, that is subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code. No Tempo Benefit Plan that is subject to the applicable Law of a jurisdiction outside the United States or that covers any employee, director, consultant or individual independent contractor residing or working outside the United States is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded Liabilities.

(f) Neither the execution and delivery of this Agreement by Tempo nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration, funding, vesting or creation of any rights of any director, officer or employee of Tempo or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness under any Tempo Benefit Plan or (ii) result in severance pay or any increase in severance pay upon any termination of employment of any Tempo Employee.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of Tempo or any Subsidiary of Tempo who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 5.14 Labor Matters.

(a) As of the date of this Agreement, neither Tempo nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor organization. To the knowledge of Tempo, none of the Tempo Employees are represented by any labor organization or works council with respect to their employment with Tempo. To the knowledge of Tempo, as of the date of this Agreement, there are no activities or proceedings of any labor organization to organize any of the Tempo Employees and, as of the date of this Agreement, there is no, and since December 31, 2017 has been no, material labor dispute or strike, material slowdown, material concerted refusal to work overtime, or material work stoppage against Tempo, in each case, pending or threatened. Since December 31, 2017, neither Tempo nor any of its Subsidiaries has implemented any plant closings or employee layoffs that would implicate the federal Worker Adjustment and Retraining Notification Act of 1988.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, each of Tempo and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved, and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of Tempo, threatened arbitrations, grievances, material labor disputes, strikes, lockouts, picketing, hand billing, slow-downs or work stoppages against Tempo or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, Tempo and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) As of the date hereof, Tempo has no knowledge that any current direct report to the Chief Executive Officer of Tempo presently intends to terminate his or her employment.

Section 5.15 Taxes. Except as would not constitute a Material Adverse Effect:

(a) All material Tax Returns required by Law to be filed by Tempo or its Subsidiaries have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete in all material respects, and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by Tempo and its Subsidiaries have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and since the date of the most recent balance sheet included in the Interim Financial Statements neither Tempo nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Each of Tempo and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Neither Tempo nor any of its Subsidiaries is engaged in any material audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. Neither Tempo nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of Tempo, no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where Tempo or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Tempo or any of its Subsidiaries and no written request for any such waiver or extension is currently pending.

(e) Neither Tempo nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f) There are no Liens with respect to Taxes on any of the assets of Tempo or its Subsidiaries, other than Permitted Liens.

(g) Neither Tempo nor any of its Subsidiaries has any, and does not expect to have any, material liability for the Taxes of any Person (other than Tempo or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(h) To the knowledge of Tempo, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(i) Each of Tempo and its Subsidiaries has complied in all material respects with all applicable transfer pricing rules described in Section 482 of the Code and the regulations thereunder, or any corresponding or similar provision of state, local or foreign Law.

(j) Neither Tempo nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date, other than in the ordinary course of business; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date, other than in the ordinary course of business.

(k) Neither Tempo nor any of its Subsidiaries or Affiliates has (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(l) Each of Tempo and its Subsidiaries is, and has always been resident only in its jurisdiction of organization for Tax purposes and is not and has not been, treated as having a permanent establishment, branch or taxable presence in any jurisdiction other than in its jurisdiction of organization.

(m) Tempo is, and at all times since its formation has been, properly treated as a partnership or a disregarded entity for U.S. federal income tax purposes. Each of Tempo’s Subsidiaries is, and at all times since formation has been, properly treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(n) Tempo has in effect a valid election under Section 754 of the Code.

(o) Tempo has not elected to apply the partnership audit regime of the U.S. Bipartisan Budget Act of 2015 early pursuant to Treasury Regulations Section 301.9100-22 to any taxable year beginning prior to January 1, 2018, and shall not make such election to apply such regime early.

Other than Section 5.09 and Section 5.13, this Section 5.15 provides the sole and exclusive representations and warranties of Tempo in respect of Tax matters.

Section 5.16 Insurance. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole, (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Policies”) held by, or for the benefit of, Tempo or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither Tempo nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any material changes that are required in the conduct of the business of Tempo or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies.

Section 5.17 Real Property.

(a) Neither Tempo nor any Subsidiary of Tempo owns any real property. Neither Tempo nor any Subsidiary of Tempo is party to any agreement or option to purchase any real property interest therein. Schedule 5.17 of the Tempo Schedules contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property, including the address of each Leased Real Property. Tempo has made available to FTAC true, correct and complete copies of the material Contracts pursuant to which Tempo or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”). Except as would not be material to Tempo and its Subsidiaries, taken as a whole, Tempo or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. With respect to each Lease and except as would not constitute a Material Adverse Effect, (i) such Lease is valid, binding and enforceable and in full force and effect against Tempo or one of its Subsidiaries and, to Tempo’s knowledge, the other party thereto, subject to the Enforceability Exceptions, (ii) neither Tempo nor one of its Subsidiaries has received or given any written notice of material default or material breach under any of the Leases; and (iii) there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a material default by Tempo or one of its Subsidiaries or, to Tempo’s knowledge, the other party thereto.

(b) Neither Tempo nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Neither Tempo nor any of its Subsidiaries is in material default or violation of, or not in compliance with, any legal requirements applicable to its occupancy of the Leased Real Property, except as would not be material to Tempo and its Subsidiaries, taken as a whole. No construction or expansion is currently being performed or is planned for 2020 or 2021 at any of the Leased Real Properties that is expected to result in Liability to Tempo or any of its Subsidiaries in excess of $2,000,000 in any such calendar year.

Section 5.18 Intellectual Property and IT Security. Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole:

(a) Schedule 5.18(a) of the Tempo Schedules lists (i) each item of Intellectual Property owned or purported to be owned by Tempo or any of its Subsidiaries as of the date of this Agreement and that is the subject of an application or registration with any Governmental Authority and (ii) each material unregistered trademark or service mark owned or purported to be owned by Tempo or any of its Subsidiaries. Each item of Intellectual Property required to be listed on Schedule 5.18(a)(i) of the Tempo Schedules (collectively, the “Scheduled Intellectual Property”) is subsisting and unexpired and, to the knowledge of Tempo, valid and enforceable. All necessary registration, maintenance, renewal, and other relevant filing fees with a final due date as of the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the material Scheduled Intellectual Property in full force and effect. Tempo or one of its Subsidiaries solely and exclusively owns all material Owned Intellectual Property, free and clear of all Liens (except Permitted Liens), and has a right to use all other material Intellectual Property used, practiced, or held for use or practice by Tempo or any of its Subsidiaries in the operation of the business of Tempo and its Subsidiaries as presently conducted (the “Licensed Intellectual Property”). The Owned Intellectual Property and the Licensed Intellectual Property (when used within the scope of the applicable license) constitute all of the Intellectual Property reasonably necessary and sufficient to enable Tempo and its Subsidiaries to conduct the business as currently conducted (provided that the foregoing and the first sentence of clause (d) below shall not be construed to be a representation as to the non-infringement of any third-party Intellectual Property).

(b) Except as stated on Schedule 5.18(b) of the Tempo Schedules, (i) the conduct and operation of the business of Tempo and its Subsidiaries are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person in any material respect, and have not, since December 31, 2017 infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any Person in any material respect (ii) to the knowledge of Tempo, no third party is infringing upon, misappropriating or otherwise violating any material Owned Intellectual Property and (iii) to the knowledge of Tempo, as of the date of this Agreement, Tempo and its Subsidiaries have not received from any Person at any time after December 31, 2017 (or earlier, for material matters that are unresolved as of the date hereof), any written notice that Tempo or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person in any material respect.

(c) (i) Tempo and its Subsidiaries take commercially reasonable actions and measures to protect and maintain (x) the ownership and, as applicable, confidentiality of their material proprietary Owned Intellectual Property (including, through written Contracts in favor of Tempo or one of its Subsidiaries with each of their respective former and current employees, consultants and independent contractors who have contributed to or developed material Owned Intellectual Property that have conveyed all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for Tempo or any of its Subsidiaries in the course of such Person’s employment or retention thereby, to the extent such Owned Intellectual Property would not vest initially in Tempo or one of its Subsidiaries by operation of law) and (y) the security, confidentiality (as applicable), continuous operation and integrity of their IT Systems and Software (and all data stored therein or transmitted thereby); (ii) no Open Source Software is or has been included, incorporated or embedded in, linked to or combined with any material Software proprietary to Tempo or its Subsidiaries (“Company Software”) that has been conveyed, distributed or made available to third parties, in each case, in a manner that requires, under the terms of the applicable license, that such Company Software be licensed, distributed, or otherwise made available to third parties (y) in source code form or (z) under terms that permit modification, or the creation of derivative works of such Company Software; and (iii) except for consultants and other independent contractors engaged by Tempo or any of its Subsidiaries in the ordinary course of business under written confidentiality agreements, no other Person possesses (or has any right to access or have disclosed) any material proprietary source code owned by Tempo or its Subsidiaries.

(d) Tempo or one of its Subsidiaries owns or has a valid right to use all IT Systems used in connection with the business as currently conducted. Tempo and each of its Subsidiaries maintain reasonable back-up and disaster recovery and business continuity plans that are, in the reasonable determination of Tempo, in accordance with standard industry practice in all material respects. Tempo and each of its Subsidiaries take and have taken commercially reasonable steps to ensure that the IT Systems and Company Software are free from material viruses and other material malicious Software (including worms, Trojan horses, bugs, faults or other devices, errors, contaminants or material vulnerabilities which may be used to gain access to, alter, delete, destroy or disable any of its or any third party’s IT Systems or Software or which may in other ways cause damage to or abuse such IT Systems or Software). To the knowledge of Tempo, the IT Systems and Company Software are free, in all material respects, of any such viruses and malicious Software.

Section 5.19 Data Privacy. Tempo and its Subsidiaries and, to the knowledge of Tempo, any Person acting for or on behalf of Tempo or its Subsidiaries currently comply in all material respects with and have, since December 31, 2017, complied in all material respects with, (i) all applicable Privacy Laws, (ii) all of Tempo and its Subsidiaries’ policies and notices regarding Personal Information, and (iii) all of Tempo and its Subsidiaries’ contractual obligations with respect to Personal Information. Since December 31, 2017, Tempo and its Subsidiaries have implemented and maintained any legally required policies, procedures and systems for receiving and responding to requests from individuals concerning their Personal Information, and have implemented and maintained reasonable and appropriate technical and organizational safeguards, consistent in all material respects with applicable Privacy Laws, to protect Personal Information in their possession or control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure. Tempo and its Subsidiaries have taken any reasonable steps, including where necessary through contractual obligations, to ensure that any third party with access to Personal Information collected by or on behalf of Tempo or any of its Subsidiaries has implemented and maintained the same. To the knowledge of Tempo, any third party who has provided Personal Information to Tempo or any of its Subsidiaries has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent so required. To the knowledge of Tempo, there have been no material breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal

Information in the possession or control of Tempo or any of its Subsidiaries or collected, used or processed by or on behalf of Tempo or any of its Subsidiaries, and Tempo and its Subsidiaries have not provided or been legally required to provide any notices to any Person in connection with a disclosure of Personal Information (except for individual complaints or requests under Privacy Laws in the ordinary course of business and/or as has been resolved without material liability to Tempo). Tempo and its Subsidiaries have not received any written notice of any claims, investigations or inquiries related to the violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information (except as has been resolved without material liability to Tempo).

Section 5.20 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to Tempo and its Subsidiaries, taken as a whole:

(a) Tempo and its Subsidiaries are, and since December 31, 2017 have been, in compliance with all Environmental Laws;

(b) Tempo and its Subsidiaries hold all material Permits required under Environmental Laws to permit Tempo and its Subsidiaries to operate their assets in a manner in which they are now operated and maintained and to conduct the business of Tempo and its Subsidiaries as currently conducted; and

(c) there are no written claims or notices of violation pending against or, to the knowledge of Tempo, threatened against Tempo or any of its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, and, to the knowledge of Tempo, there is no reasonable basis for any such claims or notices.

Other than Section 5.09, 5.12 and 5.16, this Section 5.20 provides the sole and exclusive representations and warranties of Tempo in respect of environmental matters, including any and all matters arising under Environmental Laws.

Section 5.21 Absence of Changes.

(a) Since December 31, 2019 no Material Adverse Effect has occurred.

(b) Since December 31, 2019, except (i) as set forth on Schedule 5.21(b) of the Tempo Schedules, (ii) for any COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, through and including the date of this Agreement, Tempo and its Subsidiaries have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business.

(c) Since September 30, 2020, except (i) as set forth on Schedule 5.21(c) of the Tempo Schedules, (ii) for any actions taken in response to COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and any other Transaction Agreement, neither Tempo nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of FTAC pursuant to Section 8.01.

Section 5.22 Brokers’ Fees. Except for fees described on Schedule 5.22 of the Tempo Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by Tempo, any of its Subsidiaries or any of their Affiliates (including Blackstone, Platinum Falcon, GIC and New Mountain).

Section 5.23 Related Party Transactions. Except for the Contracts set forth on Schedule 5.23 of the Tempo Schedules, as of the date hereof, there are no Contracts, between Tempo or any of its Subsidiaries, on the one hand, and any Affiliate of Tempo (including Blackstone, Platinum Falcon, GIC and New Mountain), officer or director of Tempo or, to Tempo’s knowledge, any Affiliate of any of them, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b), and therefore expressly included in the definition of “Tempo Related Party Transactions,” any loans made by Tempo or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), (c) amounts paid pursuant to Tempo Benefit Plans, (d) the Tempo LLCA and (e) any commercial Contracts entered into in the ordinary course of Tempo’s business with portfolio companies of Blackstone, Platinum Falcon, GIC or New Mountain on commercially reasonable, arms’ length terms (the “Tempo Related Party Transactions”).

Section 5.24 Proxy Statement. None of the information relating to Tempo or its Subsidiaries supplied or to be supplied by Tempo, or by any other Person acting on behalf of Tempo, in writing specifically for inclusion in the Proxy Statement/Consent Solicitation Statement/Prospectus will, as of the date the Proxy Statement/Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) is first mailed to FTAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.25 Aon Deferred Consideration. Neither Tempo nor the Tempo Blockers nor any of their respective Subsidiaries has any obligation in respect of the “deferred consideration” contained in the Aon Purchase Agreement other than as set forth in Section 4.7 of the Aon Purchase Agreement in the form provided to FTAC prior to the date hereof. Schedule 5.25 of the Tempo Schedules sets forth a true, correct and complete list of all Qualifying Buyer Equityholders and the amount of each such Qualifying Buyer Equityholder’s Closing Investment. For purposes of the Aon Purchase Agreement, no Liquidity Event has occurred prior to the date hereof and, except as set forth on Schedule 5.25, no Qualifying Buyer Equityholder has received any Realized Cash Proceeds. Tempo and its Subsidiaries have complied with their respective obligations under Section 4.7 of the Aon Purchase Agreement. Tempo has complied, and to the knowledge of Tempo, all members of Tempo have in all material respects complied, with their respective obligations, if any, under Section 9.01 of the Tempo LLCA (including to timely notify Tempo of any Liquidity Event and maintain information necessary to permit Tempo to calculate all amounts required to be included in any Earnout Certificate). Any capitalized terms used in this Section 5.25 and not defined in this Agreement shall have the meanings ascribed thereto in the Aon Purchase Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE FTAC PARTIES

Except as set forth in the FTAC Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent) or in the SEC Reports filed or furnished by FTAC prior to the date hereof (excluding (x) any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 6.04 (Litigation and Proceedings); Section 6.07 (Financial Ability; Trust Account); Section 6.12 (Tax Matters); and Section 6.13 (Capitalization)), FTAC and, solely for the purposes of Section 6.02(a), Section 6.03 and Section 6.05, each FTAC Party represents and warrants to Tempo and the Tempo Blockers, as follows:

Section 6.01 Corporate Organization. FTAC is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of FTAC previously delivered by FTAC to Tempo are true, correct and complete and are in effect as of the date of this Agreement. FTAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents. FTAC is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of FTAC to enter into this Agreement or consummate the transactions contemplated hereby.

Section 6.02 Due Authorization.

(a) Each FTAC Party has the requisite corporate or other organizational power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of approval of the FTAC Stockholder Matters by the FTAC Stockholders, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors or equivalent governing body of the applicable FTAC Party and FTAC and the Company have, by their respective execution and delivery hereof, delivered the Company Stockholder Approval, the Tempo Subsidiary Approval and Company Subsidiary Approvals, respectively, and except for approval of the FTAC Stockholder Matters by the FTAC Stockholders, no other corporate or equivalent proceeding on the part of any FTAC Party is necessary to authorize this Agreement or such Transaction Agreements or FTAC’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by each FTAC Party that is party thereto and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute a legal, valid and binding obligation of each FTAC Party, enforceable against such FTAC Party in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming a quorum is present at the Special Meeting, as adjourned or postponed, the only votes of any of FTAC’s capital stock necessary in connection with the entry into this Agreement by FTAC, the consummation of the transactions contemplated hereby, including the Closing and the approval of the FTAC Stockholder Matters are as set forth on Schedule 6.02(b) of the FTAC Schedules. Each FTAC Stockholder is entitled to vote at the Special Meeting and is entitled to one vote per share. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation applicable to FTAC is applicable to any of the Transactions.

(c) At a meeting duly called and held, the board of directors of FTAC has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of FTAC’s stockholders; (ii) determined that the fair market value of Tempo and its Subsidiaries, taken as a whole, is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) made the FTAC Board Recommendation.

Section 6.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.05, the execution, delivery and performance of this Agreement and each Transaction Agreement to which any FTAC Party is a party by such FTAC Party and, upon receipt of approval of the FTAC Stockholder Matters by the FTAC Stockholders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the FTAC Organizational Documents or any organizational documents of any other FTAC Party, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to FTAC, such FTAC Party or any Subsidiaries of such FTAC Party or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which such FTAC Party or any Subsidiaries of such FTAC Party is a party or by which any of their respective assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of such FTAC Party or any Subsidiaries of such FTAC Party, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such FTAC Party to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which such FTAC Party is a party, as applicable.

Section 6.04 Litigation and Proceedings. There are no pending or, to the knowledge of FTAC, threatened, Actions and, to the knowledge of FTAC, there are no pending or threatened investigations, in each case, against FTAC or any other FTAC Party, or otherwise affecting FTAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the FTAC Parties to enter into and perform their respective obligations under this Agreement or any Transaction Agreement to which such FTAC Party is a party. There is no unsatisfied judgment or any open injunction binding upon FTAC or any other FTAC Party which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such FTAC Party to enter into and perform its obligations under this Agreement or any Transaction Agreement to which such FTAC Party is a party, as applicable.

Section 6.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Tempo and the Tempo Blockers contained in this Agreement, no Governmental Filing is required on the part of any FTAC Party with respect to the execution or delivery of this Agreement by such FTAC Party or any Transaction Agreement to which such FTAC Party is a party, as applicable, or the consummation of the transactions contemplated hereby or thereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) Securities Laws and (c) the applicable requirements of the NYSE.

Section 6.06 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not, and would not be material to FTAC or the Company, individually or in the aggregate, or would reasonably be expected to prevent or materially delay or materially impair the ability of FTAC or the Company to consummate the Transactions, each of FTAC and the Company is, and since its formation has been, in compliance with all applicable Laws and Governmental Orders. Each of FTAC and the Company holds, and since its formation has held, all Permits necessary for the lawful conduct of its respective business, except where the failure to so hold has not been, and would not reasonably be expected to be, individually on in the aggregate, material to FTAC or the Company. Since its formation, (i) neither FTAC nor the Company has received any written notice of any violations of applicable Laws, Governmental Orders or Permits (other than allegations asserted by providers in connection with requests for claims adjustments by such providers in the ordinary course of business) and (ii) to the knowledge of FTAC or the Company, as applicable, no assertion or Action of any violation of any Law, Governmental Order or Permit by FTAC or the Company is currently threatened against FTAC or the Company, in each case of (i) and (ii), except as would not be material to FTAC or the Company, individually or in the aggregate. As of the date hereof, no investigation or review by any Governmental Authority with respect to FTAC or the Company is pending or, to the knowledge of FTAC or the Company, as applicable, threatened and no such investigations have been conducted by any Governmental Authority since its formation, in each case, other than those the outcome of which would not reasonably be expected to be material to FTAC or the Company, individually or in the aggregate.

(b) Since its formation, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, have a material adverse effect on the ability of FTAC or the Company to enter into and perform its obligations under this Agreement or any Transaction Agreement to which FTAC or the Company is a party, as applicable, (i) there has been no action taken by FTAC or the Company, or, to the knowledge of FTAC or the Company, as applicable, any officer, director, manager, employee, agent or representative of FTAC or the Company, in each case, acting on behalf of FTAC or the Company, in violation of any applicable Anti-Corruption Law, (ii) neither FTAC nor the Company has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither FTAC nor the Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither FTAC nor the Company has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) No FTAC Party or any of their respective officers, directors, employees, members or partners is now, and has never been, (i) ineligible or subject to disqualification, including pursuant to Section 203(e) or 203(f) of the Investment Advisers Act, to serve as an investment adviser or person associated with an investment adviser, (ii) subject to “bad actor disqualification” described in Rule 506(d) of the Securities Act, (iii) subject to any order of any Governmental Authority that enjoins it from engaging in or continuing any conduct or practice in connection with any activity involving the purchase or sale of any security or (iv) ineligible to serve as a broker-dealer or an “associated person” (within the meaning of section 3(a)(18) of the Exchange Act) of a broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act).

Section 6.07 Financial Ability; Trust Account.

(a) As of January 21, 2021, there is at least $1,035,892,504 invested in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated May 29, 2020, by and between FTAC and the Trustee on file with the SEC Reports of FTAC as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, FTAC Organizational Documents and FTAC’s final prospectus dated May 26, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. FTAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since May 29, 2020, FTAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Closing, the obligations of FTAC to dissolve or liquidate pursuant to the FTAC Organizational Documents shall terminate, and, as of the Closing, FTAC shall have no obligation whatsoever pursuant to the FTAC Organizational Documents to dissolve and liquidate the assets of FTAC by reason of the consummation of the transactions contemplated hereby. To FTAC’s knowledge, as of the date hereof, following the Closing, no stockholder of FTAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to have its shares of FTAC Class A Common Stock redeemed pursuant to the FTAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of FTAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than stockholders of FTAC who shall have elected to redeem their shares of FTAC Class A Common Stock pursuant to the FTAC Stockholder Redemption or the underwriters of FTAC’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of Tempo and the Tempo Blockers contained herein and the compliance by Tempo and the Tempo Blockers with their respective obligations hereunder, FTAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to FTAC on the Closing Date.

(c) As of the date hereof, FTAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 6.08 Brokers’ Fees. Except for fees described on Schedule 6.08 of the FTAC Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by FTAC or any of its Affiliates, including the Founders or the FP Investors.

Section 6.09 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) FTAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since May 26, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of FTAC as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended. FTAC has not had any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) FTAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to FTAC is made known to FTAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To FTAC’s knowledge, such disclosure controls and procedures are effective in timely alerting FTAC’s principal executive officer and principal financial officer to material information required to be included in FTAC’s periodic reports required under the Exchange Act.

(c) FTAC has established and maintained a system of internal controls. To FTAC’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of FTAC’s financial reporting and the preparation of FTAC’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by FTAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of FTAC. FTAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither FTAC (including any employee thereof) nor FTAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by FTAC, (ii) any fraud, whether or not material, that involves FTAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by FTAC or (iii) any claim or allegation regarding any of the foregoing.

(f) To the knowledge of FTAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of FTAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 6.10 Business Activities.

(a) Since its incorporation, FTAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the FTAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon FTAC or to which FTAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of FTAC or any acquisition of property by FTAC or the conduct of business by FTAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of FTAC to enter into and perform its obligations under this Agreement.

(b) FTAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity, except the FTAC Parties and for the transactions contemplated by this Agreement. Except for this Agreement and the Transactions, neither FTAC nor any of its Subsidiaries has any interests, rights, obligations or Liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) There is no liability, debt or obligation against FTAC or its Subsidiaries, except for Liabilities and obligations (i) reflected or reserved for on FTAC’s consolidated balance sheet as of September 30, 2020 or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to FTAC and its Subsidiaries, taken as a whole), (ii) that have arisen since September 30, 2020 in the ordinary course of the operation of business of FTAC and its Subsidiaries (other than any such Liabilities as are not and would not be, in the aggregate, material to FTAC and its Subsidiaries, taken as a whole), (iii) disclosed in the FTAC Schedules or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

(d) Except for this Agreement and the agreements expressly contemplated hereby or as set forth on Schedule 6.10(d) of the FTAC Schedules, FTAC is, and at no time has been, party to any Contract with any other Person that would require payments by FTAC in excess of $10,000 monthly, $500,000 in the aggregate with respect to any individual Contract or more than $1,000,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 9.02) and Contracts set forth on Schedule 6.10(d) of the FTAC Schedules).

Section 6.11 Employee Benefit Plans. Except as may be contemplated by the Omnibus Incentive Plan Proposal, neither FTAC nor any of its Subsidiaries maintains, contributes to, or could reasonably be expected to have any obligation or liability (contingent or otherwise) under any “employee benefit plan” as defined in Section 3(3) of ERISA (including Multiemployer Plans), or any stock purchase, stock option, severance, employment, individual consulting, retention, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written (each an “FTAC Benefit Plan”) and neither the execution and delivery of this Agreement by FTAC nor the consummation of the Merger will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration or creation of any rights of any current or former employee, officer, director or consultant of FTAC or its Subsidiaries to payments or benefits or increases in any payments or benefits or any loan forgiveness or (ii) result in severance pay or any increase in severance pay upon any termination of employment of any current or former employee, officer, director or consultant of FTAC or its Subsidiaries. No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of FTAC or any Subsidiary of FTAC who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

Section 6.12 Tax Matters.

(a) All material Tax Returns required by Law to be filed by each FTAC Party have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete in all material respects and are not (nor is anything in them) the subject of any material dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by each FTAC Party have been paid within applicable time limits, and since the date of FTAC’s consolidated balance sheet for the three months ended September 30, 2020, no FTAC Party has incurred any material Tax liability outside the ordinary course of business.

(c) Each FTAC Party has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, and within applicable time limits, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) No FTAC Party has engaged in any material audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. No FTAC has received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of FTAC, no such claims have been communicated in writing. No written claim has been made, and to the knowledge of FTAC, no oral claim has been made, by any Governmental Authority in a jurisdiction where a FTAC Party does not file a Tax Return that such FTAC Party is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of any FTAC Party and no written request for any such waiver or extension is currently pending.

(e) During the two-year period ending on the date hereof, no FTAC Party nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) No FTAC Party has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of any FTAC Party, other than Permitted Liens.

(h) No FTAC Party has any material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) To the knowledge of FTAC, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(j) FTAC has not (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

Section 6.13 Capitalization.

(a) The authorized capital stock of FTAC consists of 441,000,000 shares of capital stock, including (i) 400,000,000 shares of FTAC Class A Common Stock, (ii) 40,000,000 shares of FTAC Class B Common Stock and (iii) 1,000,000 shares of preferred stock (“FTAC Preferred Stock”), of which (A) 103,500,000 shares of FTAC Class A Common Stock are issued and outstanding as of the date of this Agreement, (B) 25,875,000 shares of FTAC Class B Common Stock are issued and outstanding as of the date of this Agreement and (C) no shares of FTAC Preferred Stock are issued and outstanding as of the date of this Agreement. FTAC has issued (x) 15,133,333 Founder FTAC Warrants that entitle the Founders to purchase FTAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement and (y) 34,500,000 Non-Founder FTAC Warrants (not including any Non-Founder FTAC Warrants that may be purchased pursuant to the Forward Purchase Agreements) that entitle the holder to purchase FTAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement, and (z) under the Forward Purchase Agreements, each FP Investor is entitled to purchase 10,000,000 warrants to purchase shares of Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All of the issued and outstanding shares of FTAC Common Stock and FTAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the SEC Reports with respect to certain FTAC Common Stock held by the Founder. Except for this Agreement and the transactions contemplated hereby, the Forward Purchase Agreements, the FTAC Warrants and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of FTAC Common Stock or the equity interests of FTAC, or any other Contracts to which FTAC is a party or by which FTAC is bound obligating FTAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, FTAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in FTAC. Except as disclosed in the SEC Reports, the FTAC Organizational Documents or in the Sponsor Agreement, there are no outstanding contractual obligations of FTAC to repurchase, redeem or otherwise acquire any securities or equity interests of FTAC. There are no outstanding bonds, debentures, notes or other indebtedness of FTAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which FTAC’s stockholders may vote. Except as disclosed in the SEC Reports,

FTAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to FTAC Common Stock or any other equity interests of FTAC. FTAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(b) No Person and no syndicate or “group” (as defined in the Exchange Act and the rules thereunder) of a Person owns directly or indirectly beneficial ownership (as defined in the Exchange Act and the rules thereunder) of securities of FTAC representing 35% or more of the combined voting power of the issued and outstanding securities of FTAC.

Section 6.14 Status of Other FTAC Parties. Each FTAC Party (other than FTAC) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business and has no assets, Liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which it is a party, as applicable, and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable.

Section 6.15 NYSE Stock Market Listing. The issued and outstanding units of FTAC, each such unit comprised of one share of FTAC Class A Common Stock and one-third of one FTAC Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “WPF.U”. The issued and outstanding shares of FTAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “WPF”. The issued and outstanding Non-Founder FTAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “WPF WS”. FTAC is in compliance with the rules of the NYSE and there is no Action pending or, to the knowledge of FTAC, threatened against FTAC by the NYSE or the SEC with respect to any intention by such entity to deregister the FTAC Class A Common Stock or Non-Founder FTAC Warrants or terminate the listing of FTAC Class A Common Stock or Non-Founder FTAC Warrants on the NYSE. None of FTAC or its Affiliates has taken any action in an attempt to terminate the registration of the FTAC Class A Common Stock or Non-Founder FTAC Warrants under the Exchange Act except as contemplated by this Agreement. FTAC has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the FTAC Class A Common Stock from the NYSE or the SEC.

Section 6.16 PIPE Investment.

(a) FTAC has delivered to the Company true, correct and complete copies of each of the PIPE Subscription Agreements entered into by FTAC with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing solely for purposes of consummating the Transactions in the aggregate amount of $1,300,000,000 (the “PIPE Investment Amount”). To the knowledge of FTAC, with respect to each PIPE Investor, the PIPE Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by FTAC. Each PIPE Subscription Agreement is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, each PIPE Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such PIPE Subscription Agreement violates any

Laws. The PIPE Subscription Agreements provide that the Company is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between FTAC and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligation of such PIPE Investors to contribute to the Company the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreement of such PIPE Investor, and, as of the date hereof, FTAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to FTAC, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of FTAC under any material term or condition of any PIPE Subscription Agreement and, as of the date hereof, FTAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. The PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Company the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(b) No fees, consideration or other discounts are payable or have been agreed by FTAC or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment, except as set forth in the PIPE Subscription Agreements or on Schedule 6.16(b) of the Tempo Schedules.

Section 6.17 Additional Cannae Subscription.

(a) FTAC has delivered to the Company true, correct and complete copies of each of the Cannae Subscription Agreement entered into by FTAC with Cannae, pursuant to which Cannae has committed to provide equity financing solely for purposes of consummating the Transactions in the aggregate amount of $250,000,000 (the “Additional Cannae Subscription Amount”). To the knowledge of FTAC, with respect to Cannae, the Cannae Subscription Agreement with Cannae is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by FTAC. The Cannae Subscription Agreement is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, Cannae, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Subscription Agreement violates any Laws. The Cannae Subscription Agreement provides that the Company is a party thereto and is entitled to enforce such agreements against the PIPE Investor. There are no other agreements, side letters, or arrangements between FTAC and Cannae relating to the Cannae Subscription Agreement that could affect the obligation of Cannae to contribute to the Company the Additional Cannae Subscription Amount, and, as of the date hereof, FTAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Cannae Subscription Agreement not being satisfied, or the Additional Cannae Subscription Amount not being available to FTAC, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of FTAC under any material term or condition of the Cannae Subscription Agreement and, as of the date hereof, FTAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Cannae Subscription Agreement. The Cannae Subscription Agreement contains all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of Cannae to contribute to the Company the Additional Cannae Subscription Amount.

(b) No fees, consideration or other discounts are payable or have been agreed by FTAC or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to Cannae in respect of the Additional Cannae Subscription, except as set forth in the Cannae Subscription Agreement.

Section 6.18 Sponsor Agreement. FTAC has delivered to Tempo a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any respect, and no withdrawal, termination, amendment or modification is contemplated by FTAC. The Sponsor Agreement is a legal, valid and binding obligation of FTAC and, to the knowledge of FTAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of FTAC under any material term or condition of the Sponsor Agreement.

Section 6.19 Forward Purchase Agreements. FTAC has made available to Tempo a true, correct and complete copy of the Forward Purchase Agreements, as amended by the Sponsor Agreement. The Forward Purchase Agreements, as amended, are in full force and effect and each is legal, valid and binding upon FTAC and, to the knowledge of FTAC, enforceable in accordance with its terms. The Forward Purchase Agreements, as amended, have not been withdrawn, terminated, amended, modified or waived since the date of execution and prior to the execution of this Agreement, and as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Forward Purchase Agreements, as amended, have not been withdrawn, terminated or rescinded by the FP Investors in any respect. FTAC has fully paid any and all commitment fees or other fees required in connection with the Forward Purchase Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Forward Purchase Agreements. FTAC has, and to the knowledge of FTAC, each other party to the Forward Purchase Agreements has, complied with all of its obligations under the Forward Purchase Agreements. There are no conditions precedent or, to the knowledge of FTAC, other contingencies related to the FTAC Financing to be provided pursuant to the Forward Purchase Agreements, other than as expressly set forth in the Forward Purchase Agreements. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of FTAC or, to the knowledge of FTAC, (b) assuming the conditions set forth in Section 11.02 and Section 11.03 will be satisfied, constitute a failure to satisfy, or caused to be satisfied, a condition on the part of FTAC, or (c) assuming the conditions set forth in Section 11.02 and Section 11.03 will be satisfied, to the knowledge of FTAC, result in any portion of the amounts to be paid by the FP Investors in accordance with such FP Investor’s respective Forward Purchase Agreement being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 11.02 and Section 11.03 will be satisfied, FTAC has no reason to believe that any of the conditions to the consummation of the purchases under the Forward Purchase Agreements will not be satisfied, and, as of the date hereof, FTAC is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

Section 6.20 Contracts; No Defaults; Affiliate Agreements.

(a) All Contracts material to FTAC to which, as of the date of this Agreement, FTAC is a party or by which any of its assets are bound are set forth on Schedule 6.19 of the FTAC Schedules and have been previously made available to Tempo by FTAC.

(b) Except for any material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any material Contract of the type described in Section 6.20(a), (i) such material Contracts are in full force and effect and represent the legal, valid and binding obligations of FTAC and, to the knowledge of FTAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of FTAC, are enforceable by FTAC to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). FTAC has not received written notice that it is in material default under any material Contract of the type described in Section 6.20(a) to which it is a party in the one year immediately preceding the date of this Agreement which notice of default is still outstanding at the date of this Agreement. No party with whom FTAC has entered into a material Contract of the type described in Section 6.20(a) has, in the one year immediately preceding the date of this Agreement, given written notice of its intention to terminate, repudiate or disclaim all or a substantial part of such material Contract of the type described in Section 6.20(a).

(c) Except as set forth in Schedule 6.20(c) of the FTAC Schedules, and other than the private placement of securities in connection with FTAC’s initial public offering, FTAC is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former equityholder, executive officer or director of FTAC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “FTAC Affiliate Agreement”). FTAC has made available to the Company true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available with respect to any FTAC Affiliate Agreement.

Section 6.21 Title to Property. FTAC does not (a) own or lease any real or personal property or (b) is not a party to any agreement or option to purchase any real property or other material interest therein. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, FTAC owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by FTAC in the operation of its business and which are material to FTAC, in each case, free and clear of any Liens (other than Permitted Liens).

Section 6.22 Investment Company Act. FTAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 6.23 FTAC Stockholders. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state currently has a substantial interest (as defined in 31 C.F.R. Part 800.244) in FTAC and no such foreign person will have a substantial interest in the Company or Tempo as a result of the Merger such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE TEMPO BLOCKERS

The Tempo Blockers each hereby severally, and not jointly, solely with respect to itself and not any other Person, represents and warrants to FTAC as follows:

Section 7.01 Organization. Such Tempo Blocker has been duly organized, is validly existing and is in good standing under the laws of its jurisdiction of formation or organization and has all requisite organizational power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to be in good standing or have such organizational power and authority would not have a material adverse effect on the ability of such Tempo Blocker to enter into this Agreement or consummate the transactions contemplated hereby. The copies of the organizational documents of such Tempo Blocker, as in effect on the date hereof and made available to FTAC are in all material respects (i) true, correct and complete and (ii) in full force and effect. Such Tempo Blocker has the requisite organizational power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as it is now being conducted and is duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of such Tempo Blocker to enter into this Agreement or consummate the transactions contemplated hereby. Such Tempo Blocker is not in violation of any of the provisions of its organizational documents.

Section 7.02 Authorization. Such Tempo Blocker has the requisite organizational power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby has been duly authorized by the board of directors, managing member, general partner or equivalent governing body of such Tempo Blocker, and other than the delivery of the Tempo Blocker Written Consents, no other organizational action or proceeding on the part of such Tempo Blocker (including any equityholders thereof) is necessary to authorize or adopt this Agreement or such Transaction Agreements or to approve the Transactions and the consummation thereof. This Agreement has been, and each such Transaction Agreement will (when executed and delivered) be, duly and validly executed and delivered by such Tempo Blocker and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of such Tempo Blocker, enforceable against such Tempo Blocker in accordance with its terms, subject to the Enforceability Exceptions.

Section 7.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 7.04, the execution, delivery and performance of this Agreement and each Transaction Agreement to which such Tempo Blocker is party by such Tempo Blocker and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the certificate of formation, certificate of limited partnership or other organizational or governing documents of such Tempo Blocker, (b) violate any provision of, or result in the breach of or default by such Tempo Blocker under, or require any filing, registration or qualification under, any applicable Law, (c) require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Contract, (d) result in the creation of any Lien upon any of the properties, rights or assets of a Tempo Blocker, (e) constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination, acceleration, modification, cancellation or creation of a Lien or (f) result in a violation or revocation of any license, permit or approval from any Governmental Authority or other Person, except, (i) in the case of clause (b) above, for such violations, breaches or defaults that would not, individually or in the aggregate, be material to such Tempo Blocker and (ii) in the case of clauses (c), (d), (e) and (f) above, for such violations, conflicts, breaches, defaults or failures to act which would not, individually or in the aggregate, reasonably be expected to be material to such Tempo Blocker (as applicable) or have a material adverse effect on the ability of such Tempo Blocker to enter into and perform their respective obligations under this Agreement or any Transaction and consummate the transactions contemplated hereby and thereby.

Section 7.04 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of FTAC and Tempo contained in this Agreement, no Governmental Filing is required on the part of such Tempo Blocker with respect to such Tempo Blocker’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Laws or applicable Foreign Investment Laws, (b) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to such Tempo Blocker and (c) as otherwise disclosed on Schedule 5.05 of the Tempo Schedules.

Section 7.05 Capitalization. Schedule 7.05 of the Tempo Schedules sets forth, as of the date hereof, the number and class of all of the issued and outstanding equity interests of such Tempo Blocker, the record and beneficial owners thereof and the number and class of equity interests held by each such record and beneficial owner. The outstanding equity interests of such Tempo Blocker (i) have been duly authorized and validly issued, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. There are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity interests of such Tempo Blocker, or any other Contracts to which such Tempo Blocker is a party or by which such Tempo Blocker is bound obligating such Tempo Blocker to issue or sell any equity interests in or debt securities of, such Tempo Blocker, and (ii) no equity equivalents, stock or equity appreciation rights, phantom stock ownership interests or similar rights in such Tempo Blocker. There are no outstanding contractual obligations of such Tempo Blocker to repurchase, redeem or otherwise acquire any securities or equity interests of such Tempo Blocker. There are no outstanding bonds, debentures, notes or other indebtedness of such Tempo Blocker having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Tempo Blocker’s equityholders may vote. Other than with respect to the organizational documents of such Tempo Blocker in effect as of the date of this Agreement, such Tempo Blocker is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to any equity interests of such Tempo Blocker. Other than with respect to Tempo, such Tempo Blocker does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

Section 7.06 Holding Company; Ownership. Such Tempo Blocker is a holding company and was formed solely for the purpose of holding equity interests of Tempo and has not conducted any business prior to the date hereof other than activities incidental to its ownership of the equity interests of Tempo and has no assets (other than cash, which may be used or distributed by such Tempo Blocker), Liabilities or obligations of any nature other than those incident to its formation and organization and maintenance of its existence and ownership of the equity interests of Tempo. Such Tempo Blocker is (directly or indirectly) the owner of Tempo Units, and following the Blocker Pre-Closing Reorganization and as of immediately prior to the Closing, such Tempo Blocker or, other than with respect to Tempo Blocker 1 and Tempo Blocker 2, the applicable Tempo Investor will (i) directly be the owner(s) of record of all Tempo Units directly or indirectly owned by such Tempo Blocker as of the date hereof and (ii) have good and valid title to all such Tempo Units, free and clear of any Liens (other than transfer restrictions arising under applicable Securities Laws and the Tempo organizational documents).

Section 7.07 Litigation and Proceedings. Except for Actions under any Tax Law (as to which certain representations and warranties are made pursuant to Section 5.15), as of the date of this Agreement, there are no pending or, to the knowledge of such Tempo Blocker, threatened in writing Actions against such Tempo Blocker or any of its properties, rights or assets, except for such Actions that would not reasonably be expected to be material to such Tempo Blocker or have a material adverse effect on the ability of such Tempo Blocker to enter into and perform its respective obligations under this Agreement or any Transaction Agreement to which such Tempo Blocker is a party. There is no Governmental Order imposed upon or, to the knowledge of such Tempo Blocker, threatened in writing against such Tempo Blocker or any of its respective properties, rights or assets that would, individually or in the aggregate, reasonably be expected to be material to such Tempo Blocker. There is no unsatisfied judgment or any open injunction binding upon such Tempo Blocker which would, individually or in the aggregate, reasonably be expected to be material to such Tempo Blocker.

Section 7.08 Brokers’ Fees. Except for fees described on Schedule 5.23 of the Tempo Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Tempo Blocker or any of its respective Subsidiaries or any of its Affiliates.

Section 7.09 [Reserved].

Section 7.10 Related Party Transactions. Except for the Contracts set forth on Schedule 7.10 of the Tempo Schedules, there are no Contracts or other arrangements or transactions, including any outstanding Indebtedness, between such Tempo Blocker, on the one hand, and any Affiliate (including Blackstone, Platinum Falcon, GIC and New Mountain), officer or director of such Tempo Blocker or, to such Tempo Blocker’s knowledge, any Affiliate of any of them, on the other hand (the “Blocker Related Party Transactions”).

Section 7.11 Proxy Statement. Subject to Section 10.01(f), none of the information relating to such Tempo Blocker supplied or to be supplied by such Tempo Blocker, or by any other Person acting on behalf of such Tempo Blocker, in writing specifically for inclusion in the Proxy Statement/Consent Solicitation Statement/Prospectus will, as of the date the Proxy Statement/Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) is first mailed to FTAC’s stockholders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 7.12 Aon Deferred Consideration. Schedule 5.25 of the Tempo Schedules sets forth a true, correct and complete list, with respect to such Tempo Blocker, as applicable, of the amount of its Closing Investment and the Closing Investment of each of its direct or indirect equityholders that is a Qualifying Buyer Equityholder. Except as set forth on Schedule 5.25 of the Tempo Schedules, prior to the date hereof, neither such Tempo Blocker nor any of its respective current or former direct or indirect equityholders that is a Qualifying Buyer Equityholder has received any Realized Cash Proceeds. As of the date hereof, such Tempo Blocker has complied in all material respects with its obligations under Section 9.01 of the Tempo LLCA or the equivalent provisions of the organizational documents applicable to such Tempo Blocker (including to timely notify Tempo of any Liquidity Event and to maintain information reasonably necessary to permit Tempo to calculate all amounts required to be included in any Earnout Certificate). Any capitalized terms used in this Section 7.12 and not defined in this Agreement shall have the meanings ascribed thereto in the Aon Purchase Agreement.

Section 7.13 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Tempo Blocker:

(a) All material Tax Returns required by Law to be filed by such Tempo Blocker have been duly filed within the applicable time limits (after taking into account any valid extensions) and those Tax Returns were, and remain, true, correct, and complete in all material respects, and are not (nor is anything in them) the subject of any dispute with any Governmental Authority.

(b) All material amounts of Taxes due and owing by such Tempo Blockers have been paid within applicable time limits other than Taxes which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP, and since the date of the most recent balance sheet included in the Interim Financial Statements such Tempo Blocker has not incurred any material Tax liability outside the ordinary course of business other than Taxes resulting from the Transactions.

(c) Such Tempo Blocker has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis and within applicable time limits, such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d) Such Tempo Blocker is not engaged in any material audit, assessment, visit, discovery, examinations, investigations, administrative proceeding or judicial proceeding with respect to Taxes. Such Tempo Blocker has not received any written notice from a Governmental Authority of a dispute, assessment, or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of such Tempo Blocker, no such claims have been communicated in writing. No written claim has been made by any Governmental Authority in a jurisdiction where such Tempo Blocker does not file Tax Returns that such Tempo Blocker is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of such Tempo Blocker and no written request for any such waiver or extension is currently pending.

(e) During the two-year period ending on the date hereof, such Tempo Blocker (or any predecessor thereof) has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(f) Such Tempo Blocker has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) There are no Liens with respect to Taxes on any of the assets of such Tempo Blocker, other than Permitted Liens.

(h) Such Tempo Blocker has no material liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for Liabilities pursuant to commercial contracts not primarily relating to Taxes).

(i) To the knowledge of such Tempo Blocker, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(j) Such Tempo Blocker (or successor thereto) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (A) change in method of accounting under Section 481 of the Code (or similar provision of Law), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or similar provision Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date, other than in the ordinary course of business; or (E) advance payments, prepaid or deferred amounts received on or prior to the Closing Date, other than in the ordinary course of business.

(k) Such Tempo Blocker has not (A) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (B) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (C) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 2302 of the CARES Act, or (D) claimed the employee retention credit pursuant to Section 2301 of the CARES Act.

(l) Such Tempo Blocker is, and has all times since its formation been, properly treated as a C corporation for U.S. federal income tax purposes.

This Section 7.13 provides the sole and exclusive representations and warranties of the Tempo Blockers in respect of Tax matters.

ARTICLE VIII

COVENANTS OF TEMPO AND ITS SUBSIDIARIES AND THE TEMPO BLOCKERS

Section 8.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), Tempo and the Tempo Blockers shall, and Tempo shall cause its Subsidiaries to, except as contemplated or permitted by this Agreement or the other Transaction Agreements (including consummation of the Blocker Pre-Closing Reorganization), set forth on Schedule 8.01 of the Tempo Schedules or consented to by FTAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (a) use its commercially reasonable efforts to operate its business in the ordinary course of business (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided that, any action taken, or omitted to be taken that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business) and (b) use its reasonable best efforts to maintain its cash management practices, including continuing to accrue and collect accounts receivable, accruing and paying accounts payable and other expenses and establishing reserves for uncollectible accounts, in each case, in accordance with past cash management practices (including, for the avoidance of doubt, with respect to Tempo and its Subsidiaries and the Tempo Blockers, recent past practice in light of COVID-19; provided that, any action taken, or omitted to be taken, by Tempo or its Subsidiaries or the Tempo Blockers, that relates to, or arises out of, any COVID-19 Measures shall be deemed to be in the ordinary course of business of Tempo and its Subsidiaries and the Tempo Blockers; and provided further that the Tempo Blockers shall be permitted to use or distribute all of their respective cash). Notwithstanding anything to the contrary contained herein, nothing herein shall prevent Tempo or any of its Subsidiaries or the Tempo Blockers from taking or failing to take any action in response to COVID-19 or any COVID-19 Measures, including the establishment of any policy, procedure or protocol, and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in any way, (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business and (z) no such actions or failure to take such actions shall serve as a basis for FTAC to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided, that, to the extent practicable, prior to taking any such material actions Tempo or the Tempo Blockers, as the case may be shall use good faith efforts to provide written notice to FTAC and consult with FTAC on such actions or, if not practicable, shall provide written notice reasonably promptly thereafter. Without limiting the generality of the foregoing, except as contemplated or permitted by this Agreement or the other Transaction Agreements, as set forth on Schedule 8.01 of the Tempo Schedules, actions with respect to the Blocker Pre-Closing Reorganization in accordance with Section 2.01, the usage or distribution of cash by the Tempo Blockers, as consented to by FTAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), or as required by Law, Tempo and each Tempo Blocker shall not, and Tempo shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend its certificate of formation, limited liability company agreement, certificate of incorporation, bylaws or other organizational documents, except as otherwise required by Law;

(b) make, declare, set aside, establish a record date for or pay any dividend or distribution, other than (i) any dividends or distributions from any wholly owned Subsidiary of Tempo to Tempo or any other wholly owned Subsidiaries of Tempo, (ii) any tax distribution made pursuant to and in accordance with the Tempo LLCA or (iii) any dividends or distributions (including by redemption) of cash by the Tempo Blockers;

(c) (i) issue, deliver, sell, transfer, pledge, dispose of or place any Lien (other than a Permitted Lien) on any shares of capital stock or any other equity or voting securities of, or membership or ownership interests in, Tempo or any of its Subsidiaries or any Tempo Blocker or (ii) issue or grant any options, warrants, restricted stock units, performance stock units or other rights to purchase or obtain any shares of capital stock or any other equity, equity-based or voting securities of or ownership interests in Tempo or any of its Subsidiaries or any Tempo Blocker, or convertible into or exercisable or exchangeable for such securities or interests;

(d) sell, assign, transfer, convey, lease, license or abandon, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any of its assets (including any equity or ownership interests), rights or properties (that are material to Tempo and its Subsidiaries, taken as a whole), other than, with respect to Tempo and its Subsidiaries granting non-exclusive licenses to customers, the sale or license of Software, goods and services to customers, or the sale or other disposition of IT Systems deemed by Tempo in its reasonable business judgment to be obsolete or no longer be material to the business of Tempo and its Subsidiaries, in each such case, in the ordinary course of business;

(e) (i) cancel or compromise any claim or Indebtedness owed to Tempo or any of its Subsidiaries or such Tempo Blocker, or (ii) settle any pending or threatened Action, with respect to Tempo and its Subsidiaries or such Tempo Blocker (A) if such settlement would require payment by Tempo, its Subsidiaries or such Tempo Blocker in an amount greater than $10,000,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

(f) directly or indirectly acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity or ownership interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, other than, with respect to Tempo and its Subsidiaries, any such acquisitions that, individually or in the aggregate, do not exceed $50,000,000;

(g) make any loans or advance any money or other property to, or make any capital contribution in, any Person, except for, with respect to Tempo and its Subsidiaries, (A) advances in the ordinary course of business to Tempo Employees for expenses, (B) prepayments and deposits paid to suppliers of Tempo or any of its Subsidiaries in the ordinary course of business, (C) intercompany loans, advances or capital contributions among Tempo and any of its Subsidiaries and (D) pre-funding of bank accounts for client related payments, or trade credit extended to customers or clients of Tempo or any of its Subsidiaries, in each case, in the ordinary course of business;

(h) redeem, purchase or otherwise acquire, any shares of capital stock (or other equity or ownership interests) of Tempo or any of its Subsidiaries or any Tempo Blocker or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable or exercisable for any shares of capital stock (or other equity or ownership interests) of Tempo or any of its Subsidiaries or any Tempo Blocker, other than (x) the redemption of Tempo Units held, directly or indirectly, by terminated employees of Tempo or any of its Subsidiaries in accordance with Section 3.06 of the Tempo LLCA or Section 7.01 of the Tempo Management LLCA and (y) any dividends or distributions (including by redemption or repurchase) of cash by the Tempo Blockers;

(i) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect (including by merger) any change in respect of any shares of capital stock or other equity or ownership interests in or securities of Tempo or any Tempo Blocker (including any such event that involves the creation of any new classes or series of equity or ownership interests);

(j) enter into, renew or amend in any material respect, any transaction or Contract relating to Tempo Transaction Expenses if such entry, renewal or amendment would result in additional Tempo Transaction Expenses that, individually or in the aggregate, exceed $5,000,000;

(k) make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, Liabilities or results of operations of Tempo and its Subsidiaries or such Tempo Blocker, as applicable, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(l) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(m) make, revoke or change any material Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(n) change its residence for any Tax purposes;

(o) directly or indirectly, incur, or modify in any material respect the terms of, or cancel or forgive any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, (i) the obligations of any Person for Indebtedness (other than Indebtedness under any Tempo Financing Agreement or capital leases entered into by Tempo or any of its Subsidiaries in the ordinary course of business), (ii) to the extent in accordance with the covenants set forth in Section 10.10 or (iii) indebtedness for borrowed money incurred in the ordinary course of business which would not cause Tempo and its Subsidiaries to have more than the Target Debt Amount immediately following the Closing;

(p) except as otherwise required by Law or the terms of any existing Tempo Benefit Plan as in effect on the date hereof, (i) establish, adopt, enter into or amend any Tempo Benefit Plan or benefit plan of any Tempo Blocker providing for severance or termination benefits or payments or make any grant of severance or termination benefits or payments to any person other than in the ordinary course of business with respect to Tempo Employees with an annual base salary equal to or less than $250,000 (“Non-Management Employees”), (ii) make any grant of any cash retention payment to any Person, except (A) in the ordinary course of business in connection with the hiring (to the extent permitted by clause (iii) of this paragraph) of any employee or promotion of a Tempo Employee or (B) in the ordinary course of business to Tempo Employees with an annual base salary of less than $250,000 in an amount not in excess of twenty percent (20%) of such Person’s annual base salary, provided that the aggregate amount of all grants permitted under this clause (ii)(B) shall not exceed $3,000,000 and such grants shall only be made in consultation with FTAC, (iii) except in the ordinary course of business, hire, or terminate the employment (other than for cause) of, any individual who is not a Non-Management Employee, (iv) except in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any Tempo Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Tempo Benefit Plan if it were in existence as of the date of this Agreement (except (A) for adjustments to the vesting terms and conditions of any Tempo Class B Common Units or Tempo Class A-1 Common Units in accordance with Section 3.04 of this Agreement or (B) to the extent permitted to be established, adopted, entered into or amended in accordance with Section 8.01(p)(i)), or (v) make any grants or awards under the Alight Solutions Long-Term Incentive Plan;

(q) voluntarily fail to maintain in full force and effect material insurance policies covering Tempo and its Subsidiaries or such Tempo Blocker and their respective properties, assets and businesses in a form and amount consistent with past practices;

(r) enter into, renew, modify or amend any transaction with, or with any Person that, to the knowledge of Tempo, is an Affiliate of, Tempo, Blackstone, Platinum Falcon, GIC or New Mountain or any of their directors, officers or employees (excluding (i) transactions solely between or among Tempo and/or its wholly owned Subsidiaries, (ii) ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are Tempo Employees, (iii) commercial transactions between Tempo or its Subsidiaries and any portfolio companies of any such Persons in the ordinary course of business on arms’ length terms) and (iv) any dividends or distributions (including by redemption or repurchase) of cash by the Tempo Blockers);

(s) enter into any agreement that materially restricts the ability of Tempo or its Subsidiaries or any Tempo Blocker to engage or compete in any material line of business or in any geographic territory or enter into a new line of business that is material to Tempo and its Subsidiaries, taken as a whole; or

(t) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 8.01.

Section 8.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Tempo, the Tempo Blockers or any of their respective Subsidiaries by third parties that may be in Tempo’s, such Tempo Blockers or their respective Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of Tempo or its Subsidiaries or the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) in the opinion of legal counsel of Tempo or the Tempo Blockers, as applicable, would result in the loss of attorney-client privilege or other privilege from disclosure, Tempo and the Tempo Blockers shall, and Tempo shall cause its Subsidiaries to, afford to FTAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Tempo and its Subsidiaries and so long as reasonably feasible or permissible under applicable Law, to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Tempo Blockers or Tempo and its Subsidiaries, as applicable, in each case, as FTAC and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, however, that FTAC shall not be permitted to perform any environmental sampling at any Leased Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. Any request pursuant to this Section 8.02 shall be made in a time and manner so as not to delay the Closing. All information obtained by FTAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

Section 8.03 No Claim Against the Trust Account. Each of the Company, Tempo, the Tempo Blockers acknowledges that it has read FTAC’s final prospectus, dated May 26, 2020 and other SEC Reports, the FTAC Organizational Documents, and the Trust Agreement and understands that FTAC has established the Trust Account described therein for the benefit of FTAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. Each of the Company, Tempo and the Tempo Blockers further acknowledge that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another Business Combination, are not consummated by May 29, 2022 or such later date as approved by the stockholders of FTAC to complete a Business Combination, FTAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, each of the Company, Tempo and the Tempo Blockers hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them by FTAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever; provided, that nothing herein shall serve to limit or prohibit the Company’s, Tempo’s or the equityholders’ of Tempo’s right to pursue a claim against FTAC or any of its Affiliates for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than as contemplated by this Agreement) or pursuant to Section 13.13 for specific performance or other injunctive relief. This Section 8.03 shall survive the termination of this Agreement for any reason.

Section 8.04 Proxy Solicitation; Consent Solicitation; Other Actions.

(a) Tempo agrees to, as promptly as practicable, provide the following in connection with the Company’s initial filing of the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus with the SEC: audited financial statements, including consolidated statements of income, members’ equity and cash flows of Tempo and its Subsidiaries for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 and consolidated balance sheets as of December 31, 2020 and December 31, 2019, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB, prepared in accordance with GAAP and Regulation S-X. Tempo and the Tempo Blockers shall be available to, and Tempo and its Subsidiaries and the Tempo Blockers shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, FTAC and its counsel in connection with (i) the drafting of the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus and (ii) responding in a timely manner to comments on the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, Tempo shall reasonably cooperate with FTAC in connection with the preparation for inclusion in the Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) Subject to Section 10.01(f), from and after the date on which the Proxy Statement/Consent Solicitation Statement/Prospectus is mailed to FTAC’s stockholders, Tempo and the Tempo Blockers will give FTAC prompt written notice of any action taken or not taken by Tempo or its Subsidiaries, the Tempo Blockers or of any development regarding Tempo or its Subsidiaries or the Tempo Blockers, in any such case which is known by Tempo or such Tempo Blocker, that would cause the Proxy Statement/Consent Solicitation Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, FTAC and Tempo and, if applicable, such Tempo Blocker shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Consent Solicitation Statement/Prospectus, such that the Proxy Statement/Consent Solicitation Statement/Prospectus no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by FTAC pursuant to this Section 8.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Tempo Schedules.

Section 8.05 Equityholder Notices; Information Statement.

(a) As promptly as practicable after the delivery of the Tempo Written Consent, Tempo shall prepare and deliver to all holders of Tempo Units that did not execute the Tempo Written Consent a written notice of the taking of such action (together with a reasonably detailed description of the actions taken thereby and any information required to be provided under applicable Law or such entity’s governing documents), which notice(s) shall be in form and substance reasonably acceptable to FTAC.

(b) As promptly as practicable following the date hereof, to the extent reasonably agreed by Tempo and FTAC, Tempo and FTAC will cooperate to take such actions as may be necessary to facilitate the delivery of Closing Seller Equity Consideration, Tempo Earnout Consideration and Forfeiture Reallocation Shares to any current or former Tempo employee in a manner compliant with applicable Law.

Section 8.06 Termination of Affiliate Transactions. Prior to the Closing, except for this Agreement and any other Transaction Agreements, Tempo and the Tempo Blockers shall take, and cause to be taken, all actions necessary to cause all Tempo Related Party Transactions and all Blocker Related Party Transactions to be terminated as of or prior to the Closing without any further cost or Liability to the Company or its Subsidiaries following the Closing, other than any commercial Contracts entered into in the ordinary course of Tempo’s business with portfolio companies of Blackstone, Platinum Falcon, GIC or New Mountain on commercially reasonable, arms’ length terms or as set forth on Schedule 8.06 of the Tempo Schedules.

Section 8.07 280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, prior to the Closing Date, Tempo will (i) solicit and use commercially reasonable efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), and (ii) with respect to each individual who agrees to and executes the waiver described in clause (i), submit to a vote of the holders of the equity interests of Tempo entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than five (5) days prior to soliciting such waivers and approval, Tempo shall provide drafts of such waivers and approval materials and the related calculations necessary to effectuate the equityholder approval process to FTAC for its review and reasonable commentary, and Tempo shall reflect in such waivers and approval materials any changes reasonably requested by FTAC. Prior to the Closing, Tempo shall deliver to FTAC evidence that a vote of the holders of the equity interests of Tempo was solicited in accordance with the foregoing and whether the requisite number of votes of the holders of the equity interests of Tempo was obtained with respect to the Waived 280G Benefits. If any of the Waived 280G Benefits fail to be approved, such Waived 280G Benefits shall not be paid or retained. Notwithstanding the foregoing, to the extent that any contract, arrangement, agreement or plan is entered into by FTAC, or any of its Affiliates, and a “disqualified individual” in connection with the transactions contemplated by this Agreement before the Closing Date (the “FTAC Arrangements”), FTAC shall cooperate with Tempo in good faith in order to calculate or determine the value (for purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the transactions contemplated by this Agreement and that could constitute “parachute payments” pursuant to Section 280G of the Code; provided, that neither Tempo nor any of its Affiliates will be deemed to be in breach of the covenants set forth in this Section 8.07 if the process set forth herein is ultimately determined to be invalid, if such invalidation is due to any inaccuracy or incompleteness in any respect of any such amounts and/or information provided by FTAC with respect to the FTAC Arrangements.

ARTICLE IX

COVENANTS OF THE COMPANY AND FTAC

Section 9.01 Indemnification and Insurance.

(a) From and after the Tempo Effective Time and FTAC Effective Time, as applicable, the Company agrees that (to the maximum extent permitted by applicable Law) it shall indemnify and hold harmless each present and former director, manager and officer of Tempo, the Tempo Blockers and FTAC and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Tempo Effective Time or FTAC Effective Time, as applicable, whether asserted or claimed prior to, at or after such effective time, to the fullest extent that Tempo, the Tempo Blockers, FTAC or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, following the Closing, the Company shall and shall cause each of its Subsidiaries (including Tempo and FTAC) to, (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such certificates of incorporation, bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six years from the Closing, the Company shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by FTAC’s, a Tempo Blocker’s, Tempo’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Tempo or FTAC, as applicable, or their respective agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Company or its Subsidiaries be required to pay an annual premium for such insurance in excess of 225% of the aggregate annual premium payable by the Tempo Blockers, Tempo and its Subsidiaries and FTAC and its Subsidiaries for such insurance policy for the year ended December 31, 2020; provided, however, that the Tempo Blockers, Tempo and FTAC may, in the alternative, cause coverage to be extended under such Tempo Blocker’s, Tempo’s or FTAC’s, as applicable, current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Closing (the “D&O Tail”), except that in no event shall the Company or its Subsidiaries be required to pay an annual premium for such insurance in excess of 225% of the aggregate annual premium payable by such Tempo Blocker, Tempo and its Subsidiaries or FTAC and its Subsidiaries, as applicable, for such current insurance.

(c) FTAC, the Tempo Blockers and Tempo hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the indemnified Persons under this Section 9.01 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current equityholders, members, or other Affiliates of such equityholders or members (“Indemnitee Affiliates”) separate from the indemnification obligations of the Company, FTAC, the Tempo Blockers, Tempo and their respective Subsidiaries hereunder. The Parties hereby agree, following the Closing, (i) that the Company, FTAC, the Tempo Blockers, Tempo and their respective Subsidiaries are the indemnitors of first resort (i.e., its obligations to the indemnified Persons under this Section 9.01 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the indemnified Persons under this Section 9.01 are secondary), (ii) that the Company, FTAC, Tempo and their respective Subsidiaries shall be required to advance the full amount of expenses incurred by the indemnified Persons under this Section 9.01 and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and required by the Company’s, FTAC’s, such Tempo Blocker’s or Tempo’s and their respective Subsidiaries’ governing documents or any director or officer indemnification agreements, without regard to any rights the indemnified Persons under this Section 9.01 may have against any Indemnitee Affiliate, and (iii) that the Parties (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 9.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on the Company, the FTAC Surviving Corporation, the Blocker Surviving Entities and the Tempo Surviving Entity, and all successors and assigns of the Company, the FTAC Surviving Corporation, the Blocker Surviving Entities and the Tempo Surviving Entity. In the event that the Company, the FTAC Surviving Corporation, any Blocker Surviving Entity or the Tempo Surviving Entity or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the FTAC Surviving Corporation or the Tempo Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 9.01.

Section 9.02 Conduct of FTAC During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 9.02 of the FTAC Schedules or as contemplated by this Agreement or as consented to by Tempo in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), no FTAC Party shall, and shall not permit any of its respective Subsidiaries (including the Company) to:

(i) change, modify or amend the Trust Agreement or the FTAC Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, FTAC or the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, FTAC or the Company; or (C) other than in connection with FTAC Stockholder Redemption or as otherwise required by FTAC’s organizational documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, FTAC or the Company;

(iii) make, change or revoke any material tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or change its residence for any Tax purposes;

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of FTAC, the Founders or the FP Investors (including, for the avoidance of doubt, (x) any director or officer of FTAC, the Founders or the FP Investors or anyone related by blood, marriage or adoption to any such person and (y) any Person with whom any director or officer of FTAC, the Founders or the FP Investors has a direct or indirect legal or contractual relationship or beneficial ownership interest of 5% or greater) or any other FTAC Affiliate Agreement;

(v) enter into, renew or amend in any material respect, any transaction or Contract relating to FTAC Transaction Expenses if such entry, renewal or amendment would result in additional FTAC Transaction Expenses that, individually or in the aggregate, exceed $5,000,000 (and in all cases subject to Section 9.02(a)(iv));

(vi) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability;

(vii) except as contemplated by the Omnibus Incentive Plan Proposal, adopt or amend any FTAC Benefit Plan (or any plan, policy or arrangement that would be an FTAC Benefit Plan if so adopted), or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration to any director, officer, employee or contractor, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or independent contractors;

(viii) acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof or otherwise acquire any assets;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, division transaction, consolidation or recapitalization;

(x) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(xi) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, FTAC (including any FTAC Preferred Stock) or any of its Subsidiaries (including the Company) or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the issuance of FTAC Class A Common Stock and FTAC Warrants in connection with the FTAC Financing on the terms set forth in the Forward Purchase Agreements, the issuance of FTAC Class C Common Stock in connection with the Founder FTAC Warrant Recapitalization, the issuance of Company Common Stock in connection with the PIPE Investment and the Additional Cannae Subscription and the offer and issuance of Company Common Stock in connection with any Permitted Equity Financing, in each case, as contemplated herein or (B) amend, modify or waive any of the terms or rights set forth in, any FTAC Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(xii) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(xiii) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(b) During the Interim Period, FTAC shall, and shall cause its Subsidiaries to, comply with and continue performing under, as applicable, the FTAC Organizational Documents, the Trust Agreement and all other agreements or Contracts to which FTAC or its Subsidiaries may be a party.

Section 9.03 PIPE Investment; Additional Cannae Subscription; FTAC Financing. Unless otherwise approved in writing by Tempo, FTAC shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of or provide consent to (including consent to termination) any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreements. FTAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements and the Forward Purchase Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and the Forward Purchase Agreements and to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable in the Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Subscription Agreements or the Forward Purchase Agreements (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, as applicable, consummate transactions contemplated by the Subscription Agreements and the Forward Purchase Agreements at or prior to Closing; (c) confer with Tempo regarding the timing of the Expected Closing Date (as defined in the Subscription Agreements); (d) deliver notices to the respective counterparties to the Subscription Agreements and the Forward Purchase Agreements at least ten (10) Business Days prior to the expected Closing to cause them to fund their obligations at least three (3) Business Days prior to the date that the Closing is expected to occur hereunder and (e) without limiting Tempo’s enforcement thereunder or pursuant Section 13.13, enforce its rights under the Subscription Agreements and the Forward Purchase Agreements in the event that all conditions in the Subscription Agreements or the Forward Purchase Agreements, as applicable (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to pay to (or as directed by) FTAC the FTAC Financing and / or the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements or the Additional Cannae Subscription Amount set forth in the Cannae Subscription Agreement, in each case, in accordance with their respective terms. Without limiting the generality of the foregoing, FTAC shall give Tempo, prompt (and, in any event within one (1) Business Day’s) written notice: (i) prior to any amendment to any Forward Purchase Agreement, any PIPE Subscription Agreement or the Cannae Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the counterparty to a Forward Purchase Agreement or any party to any PIPE Subscription Agreement or the Cannae Subscription Agreement known to FTAC; (iii) of the receipt of any written notice or other written communication from any party with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of a Forward Purchase Agreement or any PIPE Subscription Agreement or the Cannae Subscription Agreement or any provisions of such agreements; and (iv) if FTAC does not expect to receive all or any portion of the FTAC Financing, the PIPE Investment Amount or the Additional Cannae Subscription Amount, in each case, on the terms, in the manner or from the persons contemplated by the applicable agreements. FTAC shall deliver all notices it is required to deliver under the Forward Purchase Agreements and the Subscription Agreements on a timely basis in order to cause the applicable investors to consummate the transactions contemplated thereunder concurrently with the Closing and shall take all actions required under the Forward Purchase Agreements or any Subscription Agreements with respect to the timely issuance and delivery of any physical share certificates as and when required thereunder or under side letters thereto.

Section 9.04 Sponsor Agreement Matters. FTAC shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the Sponsor Agreement. FTAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to FTAC in the Sponsor Agreement and otherwise comply with its obligations thereunder and, without limiting Tempo’s rights thereunder or pursuant to Section 13.13, to enforce its rights under each such agreement. Without limiting the generality of the foregoing, FTAC shall give Tempo, prompt (and, in any event within one (1) Business Day) written notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the Sponsor Agreement known to FTAC, and (b) of the receipt of any written notice or other written communication from any other party to the Sponsor Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 9.05 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to FTAC or its Subsidiaries by third parties that may be in FTAC’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of FTAC would result in the loss of attorney-client privilege or other privilege from disclosure, FTAC shall afford to Tempo and its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to its respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of FTAC and its Subsidiaries, and shall use its and their commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of FTAC that are in the possession of FTAC, in each case as Tempo and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Tempo and its Affiliates and their respective Representatives under this Agreement shall be kept confidential.

Section 9.06 FTAC NYSE Listing. From the date hereof through the Closing, FTAC shall use reasonable best efforts to ensure FTAC remains listed as a public company on, and for shares of FTAC Class A Common Stock and FTAC Warrants to be listed on, the NYSE. FTAC shall use reasonable best efforts to cause the Company Class A Common Stock to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

Section 9.07 FTAC Public Filings. From the date hereof through the Closing, FTAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 9.08 Section 16 Matters. Prior to the FTAC Effective Time, FTAC and the Company, as applicable, shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of any equity securities of FTAC or the Company (or Tempo), respectively, or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 9.09 Omnibus Incentive Plan. Prior to the FTAC Effective Time, FTAC shall, subject to obtaining the approval of the stockholders of FTAC for the Omnibus Incentive Plan Proposal, adopt the Alight, Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”) in the form attached hereto as Exhibit J. The Omnibus Incentive Plan shall provide for the reservation for issuance of a number of shares of Company Common Stock as set forth in the Omnibus Incentive Plan. Effective as of the FTAC Effective Time, the Company shall assume the Omnibus Incentive Plan (with any adjustments, including pursuant to Section 3.02, to reflect the Mergers).

Section 9.10 Qualification as an Emerging Growth Company. FTAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause FTAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 9.11 Permitted Equity Financing.

(a) During the Interim Period, FTAC may enter into Contracts with one or more investors or other Persons with respect to the purchase, at or prior to the Closing, of shares of Company Class A Common Stock by such Person (each, a “Permitted Equity Financing Subscription Agreement”); provided that, unless otherwise consented to in writing by Tempo, (i) each Permitted Equity Financing Subscription Agreement shall be in substantially the same form as the Subscription Agreements (provided, that, unless otherwise consented to in writing by Tempo such Permitted Equity Financing Subscription Agreements shall provide that FTAC is not required to, and shall not, consummate all or any portion of such Permitted Equity Financing to the extent it would cause the total number of shares of Company Class A Common Stock issued pursuant to the Permitted Equity Financing to be greater than the total number of shares of FTAC Class A Common Stock actually redeemed in connection with the FTAC Stockholder Redemption), (ii) the purchase price per share of Company Class A Common Stock pursuant thereto shall not be less than ten dollars ($10) per share and (iii) the total number of shares of Company Class A Common Stock to be issued pursuant to all Permitted Equity Financing Subscription Agreements shall not, in the aggregate, exceed the total number of shares of FTAC Class A Common Stock that are redeemed in connection with the FTAC Stockholder Redemption.

(b) Unless otherwise approved in writing by Tempo, FTAC shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of or provide consent to (including consent to termination) any provision or remedy under, or any replacements of, any of the Permitted Equity Financing Subscription Agreements, if any. FTAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by such Permitted Equity Financing Subscription Agreements, if any, on the terms and conditions described therein, including to: (a) satisfy in all material respects on a timely basis all conditions and covenants applicable in the Permitted Equity Financing Subscription Agreements and otherwise comply with its obligations thereunder; (b) in the event that all conditions in the Permitted Equity Financing Subscription Agreements (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, as applicable, consummate transactions contemplated by the Permitted Equity Financing Subscription Agreements at or prior to Closing subject to the limitations set forth in Section 9.11(a), provided that in no event shall FTAC or the Company be required to, and shall not, consummate all or any portion of the transactions contemplated by any Permitted Equity Financing Subscription Agreement to the extent it would cause the total number of shares of Company Class A Common Stock issued pursuant to the Permitted Equity Financing to be greater than the total number of shares of FTAC Class A Common Stock actually redeemed in connection with the FTAC Stockholder Redemption; (c) confer with Tempo regarding the timing of the Expected Closing Date (as defined in the Permitted Equity Financing Subscription Agreements); (d) deliver notices to the respective counterparties to the Permitted Equity Financing Subscription Agreements at least ten (10) Business Days prior to the expected Closing to cause them to fund their obligations at least three (3) Business Days prior to the date that the Closing is expected to occur hereunder and (e) without limiting the Tempo’s enforcement thereunder or pursuant Section 13.13, enforce its rights under the Permitted Equity Financing Subscription Agreements in the event that all conditions in the Permitted Equity Financing Subscription Agreements (other than conditions that FTAC or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to pay to (or as directed by) FTAC the amount set forth in each Permitted Equity Financing Subscription Agreement, in each case, in accordance with its terms. Without limiting the generality of the foregoing, FTAC shall give Tempo, prompt (and, in any event within one (1) Business Day’s) written notice: (i) prior to any amendment to any Permitted Equity Financing Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the counterparty to a Permitted Equity Financing Subscription Agreement known to FTAC; (iii) of the receipt of any written notice or other written communication from any party with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any Permitted Equity Financing Subscription Agreement or any provisions of such agreements; and (iv) if FTAC does not expect to receive all or any portion of the amount set forth in each Permitted Equity Financing Subscription Agreement, in each case, on the terms, in the manner or from the persons contemplated by the applicable agreements. FTAC shall deliver all notices it is required to deliver under Permitted Equity Financing Subscription Agreements on a timely basis in order to cause the applicable investors to consummate the transactions contemplated thereunder concurrently with the Closing and shall take all actions required under the Permitted Equity Financing Subscription Agreements with respect to the timely issuance and delivery of any physical share certificates as and when required thereunder or under side letters thereto, in each case, in accordance with this Section 9.11.

(c) During the Interim Period, Tempo and FTAC shall, and shall cause their respective officers, employees and representatives to, use commercially reasonable efforts to cooperate, at FTAC’s sole cost and expense (which shall be treated as an FTAC Transaction Expense hereunder) in connection with the arrangement of any Permitted Equity Financing (in each case, subject to the limitations set forth in Section 9.11(a)), including by (i) upon reasonable prior notice and during normal business hours and in a manner that does not unreasonably interfere with Tempo’s business, participating in meetings, calls, drafting sessions, presentations, and due diligence sessions (including accounting due diligence sessions) and sessions with prospective investors at mutually agreeable times and locations and upon reasonable advance notice (including the participation in any relevant “roadshow”), (ii) reasonably assisting with the preparation of customary materials, (iii) providing the Financial Statements and such other financial information regarding Tempo and its Subsidiaries readily available to Tempo as is reasonably requested in connection therewith, subject to confidentiality obligations acceptable to Tempo and (iv) otherwise reasonably cooperating in FTAC’s efforts to obtain any Permitted Equity Financing.

ARTICLE X

JOINT COVENANTS

Section 10.01 Regulatory Approvals.

(a) Each of the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws, to consummate and make effective as promptly as practicable the Transactions, including providing any notices to any Person required in connection with the consummation of the Transactions, and obtaining any licenses, consents, waivers, approvals, authorizations, qualifications and Governmental Orders necessary to consummate the Transactions; provided, that (i) in no event shall any party be required to pay any material fee, penalty or other consideration to obtain any license, Permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the Transactions (other than fees or expenses payable to the SEC in connection with the Transactions, including the Form S-4 and Proxy Statement / Prospectus, filing fees payable pursuant to the HSR Act or other Antitrust Laws, and any other ordinary course filing fees in connection with Governmental Filings required to consummate the Transactions) and (ii) without the prior written consent of FTAC not to be unreasonably withheld, conditioned or delayed, neither Tempo nor any of its Subsidiaries, including the BD Subsidiary, shall agree to any material restriction to be imposed by FINRA as a condition to obtaining approval from FINRA pursuant to FINRA Rule 1017, including without limitation any requirement to maintain an amount of Regulatory Capital in excess of the amount of Regulatory Capital required under Rule 15c3-1 of the Exchange Act as of the date hereof. Subject to appropriate confidentiality protections and applicable Antitrust Laws, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the Parties shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information (i) required under any applicable Antitrust Laws or other applicable Laws or by FINRA or, with respect to the IA Subsidiary and BD Subsidiary, any state securities regulator or (ii) requested by a Governmental Authority pursuant to applicable Antitrust Laws, by FINRA or, with respect to the IA Subsidiary and BD Subsidiary, any state securities regulator) to effect promptly all necessary filings with any Governmental Authority (including any notices required to be made to any state securities regulator as indicated on Section 10.01(b) of the Tempo Schedules) and to obtain all necessary, proper or advisable actions or nonactions, approvals consents, waivers, exemptions and approvals of any Governmental Authority necessary to consummate the Transactions. Each Party shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Authority relating to the Transactions or any of the matters described in this Section 10.01. Each of the Parties shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Authority regarding any such filings or any such transaction, unless prohibited by reasonable request of any Governmental Authority. No Party shall independently participate in any substantive meeting or substantive conference call with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving FTAC (in the case of Tempo or the Tempo Blockers) or Tempo (in the case of the FTAC Parties) prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. In the event FTAC or Tempo is prohibited from participating in or attending any meeting or substantive conference call, the participating party shall keep FTAC or Tempo, as applicable, promptly and reasonably apprised with respect thereto, to the extent permitted by applicable Law. To the extent permissible under applicable Law, the Parties will consult and cooperate with one another, and consider in good faith the views of one another so as to mutually agree on any strategies and decisions, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party or its Affiliates relating to proceedings under Antitrust Laws or other applicable Laws. Notwithstanding anything in this Agreement or any Transaction Agreement to the contrary, any documents or other materials provided pursuant to this Section 10.01(b) or other provision of this Agreement by any Party or any Seller Related Person may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of Tempo or other competitively sensitive material or personally-identifiable information or other sensitive personal or financial information, and the Parties and Seller Related Persons may, as each deems advisable, reasonably designate any material provided under this Section 10.01 or other provision of this Agreement as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. Notwithstanding the foregoing, neither party shall be obligated to share with the other party documents responsive to items 4(c) and 4(d) on the Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act. Without limiting the generality of the undertakings pursuant to this Section 10.01, each Party shall use reasonable best efforts to provide or cause to be provided (including, with respect to filings pursuant to the HSR Act, by its “Ultimate Parent Entities”, as that term is defined in the HSR Act) as promptly as reasonably practicable and advisable to any Governmental Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act, any necessary or appropriate filings pursuant to FINRA Rule 1017 and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the date hereof (and, in the case of filings under the HSR Act and with FINRA, no later than 10 Business Days after the date hereof), and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made (including under the HSR Act and any similar Antitrust Law regarding preacquisition notifications for the purpose of competition reviews or by FINRA); provided that FTAC promptly provides all information required in connection with the BD Subsidiary making such filings with FINRA pursuant to FINRA Rule 1017. FTAC shall supply as promptly as practicable (and shall respond no later than five (5) days following any request) any additional information and documentary material relating to FTAC and the Sponsor Persons that may be requested by any Governmental Authority and furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority (including, with respect to FTAC and the Sponsor Persons, providing financial information and certificates as well as personal information of senior management, directors or control persons, and requesting that individuals with appropriate seniority and expertise make themselves available to participate in discussions or hearings). FTAC shall cause the filings made by it (or by its ultimate parent entity, if applicable) under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. In furtherance and not in limitation of the foregoing, FTAC shall provide, or cause to be provided, all agreements, documents, instruments, affidavits, statements or information that may be required or requested by any Governmental Authority relating to (i) FTAC (including any of its directors, officers, employees, partners, members, shareholders or control persons) and (ii) FTAC’s structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members, shareholders or Affiliates (including to the extent required pursuant to paragraph 4 of the Sponsor Agreement).

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the Parties shall cooperate with one another in good faith and use their reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions), and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental

Authority to prevent or enjoin consummation of this Agreement (and the Transactions), including by defending any Action brought by any Governmental Authority in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Authority or private party may have to any of the Transactions under such applicable Law so as to permit the consummation of the Transactions in their entity; provided, however, that any decision by the Parties to litigate in connection with such matters must be mutually agreed by FTAC and Tempo.

(d) Notwithstanding the foregoing, FTAC shall, and shall cause its controlled Affiliates to, take any and all actions necessary to obtain any authorization, consent or approval of a Governmental Authority (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event, no later than the Termination Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the Transactions under any Law, or to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting, or delaying the consummation of the Transactions, including: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product lines, rights or assets of FTAC or its controlled Affiliates and any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product lines, rights or assets) and (ii) otherwise taking or committing to take actions that after the Closing Date would limit FTAC’s or its controlled Affiliates’ freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of FTAC and its controlled Affiliates or interest therein, in each case as may be required in order to enable the consummation of the Transactions to occur as expeditiously as possible (and in any event no later than the Termination Date).

(e) From the date of this Agreement until Closing, FTAC shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, or take any other action, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition, or the taking of any other action, could in any material respect (individually or in the aggregate): (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Authority seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (iii) increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

(f) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement or any Transaction Agreement shall require Tempo or any of its respective Subsidiaries or any Affiliates (including Blackstone, Platinum Falcon, GIC and New Mountain or any of their respective Affiliates (which in the case of GIC, for purpose of this Section 10.01(f), shall be limited to entities managed by the Direct & Co-Investments Group of the Private Equity Group of GIC Special Investments Pte. Ltd. (“GIC SI”) and any entity it controls (excluding for the avoidance of doubt any credit business, or any entity in which GIC SI, directly or indirectly has a passive investment, including any such entity in which GIC SI holds only limited partnership interests, or which is otherwise managed or controlled by any Person other than GIC SI)) to (i) take, or cause to be taken, any action with respect to Blackstone, Platinum Falcon, GIC, New Mountain or any of its or their Affiliates, including any affiliated investment funds or any portfolio company

(as such term is commonly understood in the private equity industry) of Blackstone, Platinum Falcon, GIC, New Mountain or any of its or their Affiliates, including selling, divesting or otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, other than with respect to Tempo and its Subsidiaries (provided any action taken is conditioned upon the Closing), or (ii) provide, or cause to be provided to any particular Governmental Authority (including, for the avoidance of doubt, FINRA), (A) nonpublic or other confidential financial or sensitive personally identifiable information of Blackstone, Platinum Falcon, GIC, New Mountain or any of its or their Affiliates or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ (each of the foregoing Persons, a “Seller Related Person”) (other than such information with respect to the officers and directors of Tempo which may be provided to a Governmental Authority on a confidential basis) or (B) any other information that exceeds the scope of information that such Seller Related Person has previously provided to such Governmental Authority in connection with obtaining regulatory approval for a transaction similar in nature to the Transactions (provided that such information shall only be disclosed confidentially to the applicable Governmental Authority and no other Person (including in any public filing) except to the extent such information was previously disclosed publicly as part of a similar government filing or notification, it being specified that no information need be disclosed confidentially to a Governmental Authority if it exceeds the scope of information previously disclosed confidentially to such Government Authority or disclosed publicly as part of a similar government filing or notification). Notwithstanding anything in this Agreement or any Transaction Agreement to the contrary, any Seller Related Person may designate any materials provided to a Governmental Authority that contain sensitive or confidential information in respect of such Seller Related Person or any of its respective Affiliates, as applicable, as such “Seller Related Person only” and such materials and the information contained therein shall not be disclosed to any other Person or Governmental Authority without such Seller Related Person’s prior written consent, and such Seller Related Person may provide that any such sensitive or confidential information may only be provided on an outside counsel-only basis or directly to the applicable Governmental Authority requesting such information and all appearances, submissions, presentations, briefs, and proposals made or submitted by or on behalf of such Seller Related Person or any of its Affiliates before any Governmental Authority shall be controlled by such Seller Related Person. No breach or violation shall be deemed to have occurred as a result of the failure of any Seller Related Person to provide information not required to be provided by this provision or any other provision of this Agreement.

(g) Notwithstanding anything else contained herein to the contrary, FTAC shall pay, or cause to be paid, all filing fees payable by any Party pursuant to Antitrust Laws in connection with the Transactions.

(h) Without limiting the generality of Section 10.01(a), as promptly as practicable following the date of this Agreement, to the extent required by applicable Law or the terms of any Advisory Contract in connection with the consummation of the Transactions, Tempo (i) shall cause the IA Subsidiary to provide the applicable Advisory Client notice, in form and substance reasonably satisfactory to FTAC, of the Transactions, to the extent required pursuant to the applicable Advisory Contract or applicable Law and (ii) shall, and shall cause the IA Subsidiary to, use commercially reasonable efforts to obtain any approval, consent or other action, if any, that is required from or by such Advisory Client under applicable Law or the applicable Advisory Contract. Notwithstanding anything to the contrary contained herein, in connection with obtaining any Advisory Client consents, approvals or other actions as described in this Section 10.01(h), the IA Subsidiary will not agree to any economic concessions (including any fee reduction or waiver, reimbursement obligation, expense cap or similar offset or arrangement) or other material changes to any Advisory Contract without the prior written consent of Tempo in its sole discretion. Tempo will reasonably cooperate with the IA Subsidiary and its other Subsidiaries in connection with obtaining any consents or approvals and obtaining any other actions under this Section 10.01(h). Tempo will keep FTAC reasonably informed of the status of obtaining the consent, approval or other action required of any Advisory Client pursuant to this Section 10.01(h) and, upon FTAC’s request, make available to FTAC make available to FTAC copies of all such executed consents, approvals and any other related materials and other records relating to the Advisory Client consent and approval process.

Section 10.02 Support of Transaction. Without limiting any covenant contained in Article VIII, Article IX or Article X, including the obligations of the Parties with respect to the notifications, filings, reaffirmations and applications described in Section 10.01, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 10.02, the Parties shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any Party or its respective controlled Affiliates is required to obtain in order to consummate the Transactions, provided that, Tempo and FTAC shall not be required to seek any such required consents or approvals of third party counterparties to Material Contracts with Tempo or its Subsidiaries to the extent such Material Contract is otherwise terminable at will, for convenience or upon or after the giving of notice of termination by a party thereto without penalty unless otherwise agreed in writing by Tempo and FTAC, and (b) use commercially reasonable efforts to take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article XI or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall the FTAC Parties, Tempo or any of their Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which Tempo or any of its Subsidiaries is a party or that is otherwise required in connection with the consummation of the Transactions.

Section 10.03 Preparation of Form S-4 and Proxy Statement/Consent Solicitation Statement/Prospectus; FTAC Special Meeting.

(a) Proxy Statement/Prospectus.

(i) As promptly as practicable following the execution and delivery of this Agreement (and in any event on or prior to the later of (i) the third (3rd) Business Day following the delivery of the financial statements pursuant to the first sentence of Section 8.04(a) (other than the audited financial statements for the year ended December 31, 2020) and (ii) February 16, 2021), FTAC, Tempo, the Tempo Blockers and the Company shall use reasonable best efforts to prepare, and the Company shall confidentially submit with the SEC, the Form S-4 in connection with the registration under the Securities Act of the Company Common Stock to be issued under this Agreement (including, for the avoidance of doubt, (1) all shares of Company Class A Common Stock, (2) all shares of Company Class A Common Stock issuable upon conversion of any shares of Company Class B Common Stock, shares of Company Class Z Common Stock, New Tempo Class B-1 Units or New Tempo Class B-2 Units and (3) all shares of Company Class A Common Stock issuable upon the exchange of any New Tempo Class A Units) and the effect of the Transactions on the FTAC Warrants, which Form S-4 will contain (i) a consent solicitation statement in connection with the solicitation of the Tempo Blocker Written Consents and the Tempo Written Consent and (ii) also contain the Proxy Statement/Consent Solicitation Statement/Prospectus, which will be included therein as a prospectus and which will be used as a proxy statement for the Special Meeting with respect to, among other things: (A) providing FTAC’s stockholders with the opportunity to redeem shares of FTAC Class A Common Stock (effective upon the consummation of the Transactions) by delivering an election to redeem in respect of such shares not later than 5:00 p.m. Eastern Time on the date that is at least two (2) Business Days prior to the date of the Special Meeting (the “FTAC Stockholder Redemption”); and (B) soliciting proxies from holders of FTAC Common Stock to vote at the Special Meeting, as adjourned or postponed, in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the amendment and restatement of the Certificate of Incorporation in the form of the FTAC Charter attached as Exhibit C hereto; (3) the approval of each issuance of Company Common Stock, and securities convertible into or exchangeable for Class A common stock, FTAC Common Stock, shares of Class C Common Stock of FTAC or the FTAC Surviving Corporation or New Tempo Class C Units solely to the extent such issuance requires a separate vote under SEC or NYSE rules (including approval of the issuance of Company Common Stock pursuant to the PIPE Subscription Agreements and Additional Cannae Subscription Agreement, each issuance of Company Common Stock under each Permitted Equity Financing Subscription Agreement and approval of each other issuance that is subject to the SEC’s or the NYSE’s related party transaction rules) (the proposals contemplated by clauses (1) through (3), collectively, the “Required FTAC Stockholder Approvals”); (4) the approval of each provision of the Company Charter that reasonably requires a separate vote under SEC or NYSE rules; (5) the approval of the adoption of the Omnibus Incentive Plan (the “Omnibus Incentive Plan Proposal”); and (6) any other proposals the Parties agree are necessary or desirable to consummate the Transactions (clauses (1) through (6), collectively, the “FTAC Stockholder Matters”). Without the prior written consent of Tempo, the FTAC Stockholder Matters shall be the only matters (other than procedural matters) which FTAC shall propose to be acted on by FTAC’s stockholders at the Special Meeting, as adjourned or postponed. Each of FTAC and the Company shall use its reasonable best efforts to cause the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. Subject to Section 10.01(f), each of FTAC and the Company, Tempo and the Tempo Blockers shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus. Promptly after the Form S-4 is declared effective under the Securities Act, Tempo, FTAC, the Tempo Blockers and the Company shall use reasonable best efforts to cause the Proxy Statement/Consent Solicitation Statement/Prospectus to be mailed to stockholders of FTAC and to the equityholders of Tempo and the Tempo Blockers.

(ii) Each of FTAC, Tempo, and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned), any response to comments of the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus and any amendment to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus filed in response thereto. If FTAC, Tempo, the Tempo Blockers or the Company becomes aware that any information contained in the Form S-4 or the Proxy Statement/Consent Solicitation Statement/Prospectus shall have become false or misleading in any material respect or that the Form S-4 or the Proxy Statement/Consent Solicitation Statement/Prospectus is required to be amended in order to comply with applicable Law, then (x) such party shall promptly inform the other parties and (y) FTAC and the Company, on the one hand, and Tempo, on the other hand, shall cooperate fully and mutually agree upon (such agreement not to be unreasonably withheld, delayed or conditioned) an amendment or supplement to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus. FTAC and the Company shall use reasonable best efforts to cause the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of FTAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the FTAC Organizational Documents. Each of the Company and FTAC shall provide the other parties, including Tempo, with copies of any written comments, and shall inform such other parties, including Tempo, of any oral comments, that such party receives from the SEC or its staff with respect to the Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus promptly after the receipt of such comments and shall give the other parties, including Tempo, a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. FTAC, the Company, Tempo and the Tempo Blockers shall use reasonable best efforts to cause the Form S-4 to be declared effective as promptly as practicable after it is filed with the SEC and to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated hereby.

(iii) FTAC shall file the Proxy Statement/Consent Solicitation Statement/Prospectus on Schedule 14A in accordance with the rules and regulations of the Exchange Act. The Company shall file the Proxy Statement/Consent Solicitation Statement/Prospectus and any supplement thereto pursuant to Rule 424. FTAC and the Company shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL for a date no later than 35 days following the SEC Clearance Date (subject to Section 10.03(b)), (ii) cause the Proxy Statement/Consent Solicitation Statement/Prospectus to be disseminated to FTAC’s stockholders in compliance with applicable Law and (iii) consult and mutually agree with Tempo with respect to the foregoing. FTAC shall obtain the written consent of the holders of the FTAC Class B Common Stock to the adoption and approval of the FTAC Charter as promptly as practicable after the Proxy Statement/Consent Solicitation Statement/Prospectus is disseminated to FTAC’s stockholders and in any event prior to the Closing.

(b) FTAC Special Meeting; Tempo and Tempo Blockers Consent Solicitation. FTAC shall use its reasonable best efforts to take all actions necessary (in its discretion or at the request of Tempo) to obtain the approval of FTAC Stockholder Matters at the Special Meeting, as adjourned or postponed, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of FTAC Stockholder Matters. FTAC shall include the FTAC Board Recommendation in the Proxy Statement/Consent Solicitation Statement/Prospectus. The board of directors of FTAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the FTAC Board Recommendation for any reason. FTAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the FTAC Stockholder Matters shall not be affected by any intervening event or circumstance, and FTAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting, and submit for the approval of its stockholders the FTAC Stockholder Matters, regardless of any intervening event or circumstance. FTAC shall duly call, give notice of, convene and hold the Special Meeting as promptly as practicable after the date hereof, in accordance with applicable Law. Notwithstanding anything to the contrary contained in this Agreement, FTAC shall be entitled to (and, in the case of the following clauses (ii) and (iii), at the request of Tempo, shall) postpone or adjourn the Special Meeting for a period of no longer than 20 days (without Tempo’s prior written consent): (i) to ensure that any supplement or amendment to the Proxy Statement/Consent Solicitation Statement/Prospectus that the board of directors of FTAC has determined in good faith is required by applicable Law is disclosed to FTAC’s stockholders and for such supplement or amendment to be promptly disseminated to FTAC’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Consent Solicitation Statement/Prospectus), there are insufficient shares of FTAC Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Required FTAC Stockholder Approvals or satisfying the condition set forth in Section 11.03(c) hereof; provided, that in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved. Tempo and the Tempo Blockers shall use their reasonable best efforts to take all actions necessary to obtain the Tempo Written Consent and the Tempo Blocker Written Consents and the governing body (including any general partner) of Tempo and of each of the Tempo Blockers shall not change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, their recommendation that the equityholders of Tempo and such Tempo Blocker deliver the Tempo Written Consent and Tempo Blocker Written Consents, as applicable.

Section 10.04 Exclusivity.

(a) During the Interim Period, Tempo and the Tempo Blockers shall not take, nor shall Tempo or the Tempo Blockers permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than FTAC and/or any of its Affiliates or Representatives) concerning any purchase of all or a material portion of Tempo’s or any Tempo Blocker’s voting, economic or other equity securities or the issuance and sale of any securities of, or membership interests in, Tempo or its Subsidiaries (other than any purchases of equity securities by Tempo from employees of Tempo or its Subsidiaries) or any Tempo Blocker, any merger or sale of substantial assets involving Tempo or its Subsidiaries, other than immaterial assets or assets sold in the ordinary course of business or transactions permitted by Section 8.01(d)(each such acquisition or transaction, but excluding the Transactions, an “Acquisition Transaction”). Tempo shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, FTAC shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than Tempo, the Tempo Blockers and their respective equityholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with Tempo, the Tempo Blockers and their respective equityholders, Affiliates and Representatives. FTAC shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

Section 10.05 Tax Matters.

(a) The Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties intends that (i) the Founder FTAC Warrant Recapitalization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the FTAC Merger, the Management Holder Contribution and the Tempo Investor Contribution will each be treated as a transaction governed by Section 351 of the Code, (iii) the Blocker Mergers will each qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or a transaction governed by Section 351 of the Code, (iv) the Founder LLC Contribution will be treated as a transaction governed by Section 721 of the Code, (v) in connection with the Tempo Merger, (A) the acquisition of interests in Tempo from the Continuing Tempo Unitholders by FTAC for the Closing Cash Consideration as set forth in the Allocation Schedule (the “Cash Sale”) will be treated as a transaction described in Section 741 of the Code giving rise to an adjustment to FTAC’s basis in the direct and indirect assets of Tempo pursuant to Section 743 of the Code and (B) the contribution of cash by FTAC to Tempo as contemplated by Section 2.10 will be treated as an acquisition of an interest in Tempo by FTAC in a transaction governed by Section 721 of the Code and (vi) the payments and contribution of the Available Cash Amount contemplated by Section 4.02 will be treated as an acquisition of an interest in Tempo by the Company in a transaction governed by Section 721 of the Code (clauses (i) through (vi), together, the “Intended Tax Treatment”). This Agreement is hereby adopted as and shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) with respect to the Founder FTAC Warrant Recapitalization and the Blocker Mergers.

(c) FTAC and Tempo and its Subsidiaries intend for the Transactions to qualify for the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) No Party shall take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Transactions from so qualifying for the Intended Tax Treatment.

(e) The Parties shall use reasonable best efforts to execute and deliver customary representations reasonably requested by counsel to FTAC or counsel to the Seller Group, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the Transactions, at such time or times as may be reasonably requested by counsel to FTAC or counsel to the Seller Group, including in connection with the Closing and any filing of any Form S-4. For the avoidance of doubt, the delivery of tax opinions by counsel to FTAC or counsel to the Seller Group shall not be a condition to Closing under this Agreement.

(f) The Unitholder Representative shall prepare, or cause to be prepared, at the expense of Tempo, all income Tax Returns with respect to Pass-Through Income Taxes of Tempo (and its Subsidiaries) for any Pre-Closing Tax Period (other than the portion of any Straddle Period ending on the Closing Date) that are due after the Closing Date (taking into account applicable extensions) (each, a “Pass-Through Return”). Each Pass-Through Return shall be prepared in a manner consistent with Tempo’s (or such Subsidiary’s) past practice except to the extent not “more likely than not” to be upheld under applicable Law. Each Pass-Through Return, as prepared by the Unitholder Representative, shall be submitted to the Company for its review and approval no later than 45 days prior to its due date (taking into account applicable extensions). The Company shall propose any comments on such Pass-Through Returns no later than 25 days prior to their due date (taking into account applicable extensions), and the Unitholder Representative and the Company shall in good faith cooperate to resolve any disagreements. Any such disagreement that remains unresolved 15 days prior to the due date for filing such Pass-Through Return (taking into account applicable extensions) shall be promptly submitted to a mutually acceptable nationally recognized independent accounting firm (acting as expert, not as arbitrator), which shall resolve each disagreement as soon as reasonably practicable. The determination(s) of such accounting firm shall be final and binding. The fees of such accounting firm shall be borne equally by the Unitholder Representative and the Company. In no event shall any disagreement delay the timely filing of any Pass-Through Return; provided that such Pass-Through Return shall be amended upon resolution of such disagreement in accordance with the foregoing provisions of this paragraph. The Company shall cause all Pass-Through Returns, as finally determined by such accounting firm or by mutual agreement, or (pending resolution of any unresolved disagreement in accordance herewith) as prepared by the Unitholder Representative, to be timely filed and will promptly provide a copy of all filed Pass-Through Returns to the Unitholder Representative.

(g) All Tax Returns of Tempo and its Subsidiaries other than Pass-Through Returns described in Section 10.5(f) that are due after the Closing Date (taking into account applicable extensions) shall be prepared and filed in accordance with the terms of the Tempo Operating Agreement.

(h) In the event of any proposed audit, adjustment, assessment, examination, claim or other controversy or proceeding relating to Pass-Through Income Taxes or any Pass-Through Return (a “Tax Contest”) with respect to a Straddle Period, the Company will, within 15 days of it (or any of its Subsidiaries) being notified of such Tax Contest, notify the Unitholder Representative of such Tax Contest in writing. All Tax Contests for any taxable periods initiated or continuing after the Closing Date shall be controlled in accordance with the terms of the Tempo Operating Agreement.

(i) After the Closing, the Company (and its Subsidiaries) will not, without the consent of the Unitholder Representative (which consent will not be unreasonably withheld, conditioned or delayed), (I) amend or otherwise modify any Pass-Through Return, (II) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or audit of any Pass-Through Return, or (III) make or change any income election or accounting method or practice with respect to Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or Pass-Through Returns.

(j) Within 60 days following the Closing Date, (i) the Company will prepare, and deliver to the Unitholder Representative, an allocation statement allocating the applicable portion of the Closing Cash Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes in the Cash Sale among the direct and indirect assets of Tempo (and entities disregarded as separate from Tempo) in accordance with Section 1060 of the Code (and any other applicable section of the Code), the Treasury Regulations thereunder (and any similar provision of state or local Law) and the methodologies set forth on Schedule 10.05(j) (the “Allocation”). The Allocation shall contain sufficient detail to permit the Parties to make the computations and adjustments required under Sections 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder. Within 45 days after the receipt of the Allocation, the Unitholder Representative will propose any changes, and the Unitholder Representative and the Company shall cooperate in good faith to resolve any disagreements. If the Company and the Unitholder Representative do not, within 10 days, resolve all disagreements, each disagreement shall be submitted to a mutually acceptable nationally recognized independent accounting firm (acting as expert, not as arbitrator), which shall resolve such disagreements in accordance with the principles and procedures of Section 10.05(f). The Allocation, as mutually agreed or as finally determined by such accounting firm, shall be final and binding.

(k) Each Party and the Unitholder Representative shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party and the Unitholder Representative, in connection with the preparation and filing of Tax Returns or any Tax Contest. Such cooperation shall include the provision of available records and information that are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation with respect thereto.

Section 10.06 Confidentiality; Publicity.

(a) FTAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby. Tempo and the Tempo Blockers acknowledge that, in connection with the PIPE Investment and the Additional Cannae Subscription, FTAC shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to Cannae or the PIPE Investors, which information may include Evaluation Material (as defined in the Confidentiality Agreement).

(b) None of the Parties or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of Tempo, in the case of the FTAC Parties, or FTAC, in the case of Tempo, the Tempo Blockers and their respective Affiliates (which consent, in any case, shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case the applicable Party shall use their commercially reasonable efforts to obtain such consent with respect to such announcement or communication, prior to announcement or issuance; provided, however, that, subject to this Section 10.06, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other Party; and provided, further, that subject to Section 8.02 and this Section 10.06, the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent; provided, further, that notwithstanding anything to the contrary in this Section 10.06(b), nothing herein shall modify or affect FTAC’s obligations pursuant to Section 10.03.

Section 10.07 Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and Liabilities contemplated by this Agreement and the transactions contemplated hereby.

Section 10.08 Transaction Agreements. At or prior to the Closing, each of the parties thereto shall execute and deliver to the other Parties the Investor Rights Agreement, the Registration Rights Agreement, the Tax Receivables Agreement, the Tempo Operating Agreement and the other Transaction Agreements to which it is contemplated to be a party; provided, that, (i) Tempo will use reasonable best efforts to deliver the signature of any individual employed by Tempo who is contemplated by this Agreement to be party to any such agreement but no such signature shall be a required to comply with this Section 10.08 and (ii) any such agreement shall not be effective unless and until the Closing occurs. Notwithstanding the foregoing, the Tax Receivables Agreement may be executed, in place of Platinum Falcon, by an Affiliate of Platinum Falcon.

Section 10.09 Company Board of Directors; Post-Closing Officers. Each of the Company, FTAC, Tempo and the Tempo Blockers shall take, or cause to be taken, the actions set forth in this Section 10.09 prior to the Closing:

(a) Tempo, the Tempo Blockers and FTAC shall cause each Person serving and not continuing as a member of the board of directors of Tempo, such Tempo Blocker and FTAC to resign from such position, effective upon the Tempo Effective Time, the Blocker Merger Effective Time and the FTAC Effective Time, respectively. The Company and FTAC shall elect or otherwise cause the Persons designated on Schedule 10.09 of the Tempo Schedules to comprise the entire board of directors of the Company, effective upon the Tempo Effective Time; provided, that the board of directors as so constituted shall comply (as a whole) with applicable rules concerning director independence required by the SEC and the rules and listing standards of NYSE and any other Laws or requirements of a Governmental Authority applicable to members of the board of directors of the Company.

(b) The Company, Tempo, the Tempo Blockers and FTAC shall cause each Person serving and not continuing as an officer of the Company, Tempo, the Tempo Blockers and FTAC to resign from such position, effective upon the Tempo Effective Time, the Blocker Merger Effective Time and the FTAC Effective Time, respectively. The Company and FTAC shall appoint or otherwise cause to be appointed each Person serving as an officer of Tempo immediately prior to the Tempo Effective Time as a corresponding officer of the Company, effective upon the Tempo Effective Time.

(c) Each of the Company, Tempo and FTAC shall cause such Persons to, and such Persons shall, comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with the foregoing, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and making individuals available with respect to any discussions or hearings. In the event an individual designated in accordance with Section 10.09(a) does not satisfy any requirement of a Governmental Authority to serve as a director, then (x) there shall be no obligation to appoint such individual pursuant to Section 10.09(a) and (y) Tempo or FTAC, as applicable, shall be entitled to designate a replacement director in lieu of such person; provided, further, that in no event shall Closing be delayed or postponed in connection with or as a result of the foregoing.

Section 10.10 Financing Cooperation. Tempo will use reasonable best efforts to cause the aggregate indebtedness for borrowed money of Tempo and its Subsidiaries and the Tempo Blockers outstanding as of immediately following the Closing (assuming the consummation of the Transactions contemplated hereby) to not be in excess of $2.276 billion, or such greater amount of indebtedness for borrowed money as may be agreed by Tempo and FTAC (such amount, the “Target Debt Amount”). In furtherance of the foregoing, Tempo shall have the option to elect to repay, refinance or obtain any Debt Financing, in each case which election shall be made in consultation with FTAC. To the extent Tempo determines, in consultation with FTAC, to obtain any Debt Financing, Tempo shall, and shall cause its Subsidiaries to, use its reasonable best efforts to do all things necessary or appropriate to arrange for and obtain such Debt Financing, including using reasonable best efforts to (i) negotiate, syndicate and enter into definitive agreements with respect to such Debt Financing, (ii) satisfy on a timely basis all terms, conditions and covenants that may be required in connection with such Debt Financing, including with respect to the payment of any commitment, engagement or placement fees, and (iii) otherwise consummate and cause such Debt Financing to be funded at or prior the Closing; provided, that, (x) Tempo shall reasonably consult with FTAC in respect of the foregoing and consider in good faith any comments provided by FTAC in respect thereof and (y) FTAC and its Representatives shall reasonably cooperate in connection therewith. In lieu of, or in addition to, any Debt Financing, Tempo may determine, in consultation with FTAC, to refinance, rollover or enter into a repricing transaction in respect of all or a portion of the indebtedness pursuant to the Tempo Financing Agreements (any such financing, “Continued Financing”); provided that such Continued Financing shall be in full force and effect without any breach or default thereunder as of immediately prior to and immediately following the Closing. In connection with any indebtedness to be repaid at or in connection with Closing, Tempo will use reasonable best efforts to timely deliver such notices, documents and instruments, including customary payoff letters, lien release documents and conditional redemption notices (in each case, in consultation with and in form reasonably acceptable to, FTAC) in advance of the Closing (and in any event in accordance with the Tempo Financing Arrangements or the terms of any Debt Financing or Continued Financing) to the extent required in connection with any such repayment. Notwithstanding anything to the contrary set forth herein, in no event will Tempo be in breach of any of its obligations under this Agreement, including with respect to its covenants set forth in this Section 10.10, due to any failure of any amount to be funded in accordance with the PIPE Investment, the FTAC Financing, the Additional Cannae Subscription or any Permitted Equity Financing when otherwise required in accordance with the terms of thereof, or to the extent related to the amount of the Available Cash Amount, in each case in and of itself.

Section 10.11 Contribution and Exchange Transactions; Certain Lock-Ups. Promptly following the date hereof and prior to the Closing Date, Tempo will use its reasonable best efforts to cause the Tempo Investors and the Participating Management Holders to enter into contribution and exchange agreements to effect the Tempo Investor Contribution and the Management Holder Contribution, respectively (each, a “Contribution and Exchange Agreement”), which Contribution and Exchange Agreements shall be in form and substance reasonably acceptable to FTAC, and to deliver such executed counterparts of each Contribution and Exchange Agreement to FTAC and the Company. The Company shall, and shall cause the surviving Tempo Blockers (as appropriate) to, execute any such Contribution and Exchange Agreement, and consummate the transactions contemplated thereby at the Closing in accordance with this Agreement. In addition, Tempo and FTAC shall use their respective commercially reasonable efforts to cause the Participating Management Holders to execute and deliver customary lock-up agreements, in form and substance reasonably agreed by Tempo and FTAC, prior to the Closing.

ARTICLE XI

CONDITIONS TO OBLIGATIONS

Section 11.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) HSR Act. Any applicable waiting period(s) (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the FTC and/or DOJ, as applicable) imposed under the HSR Act in respect of the Transactions shall have expired or terminated, as the case may be.

(b) Regulatory Approvals. All required consents and approvals from the Regulatory Consent Authorities set forth on Schedule 11.01(b) of the Tempo Schedules shall have been obtained.

(c) No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(d) Net Tangible Assets. FTAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after giving effect to any payments required to be made in connection with the FTAC Stockholder Redemption.

(e) Stockholder Approval. The approval of the Required FTAC Stockholder Approvals shall have been obtained.

(f) Form S-4. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(g) NYSE. The FTAC Class A Common Stock shall continue to be listed on the NYSE as of immediately prior to the Closing and the shares of Company Class A Common Stock to be issued in connection with the Transactions or that may become issuable following the Transactions pursuant to the terms of any Transaction Agreement shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

(h) Company Charter. The Company Charter shall have been filed with the Secretary of State of the State of Delaware.

Section 11.02 Additional Conditions to Obligations of the FTAC Parties. The obligations of the FTAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by FTAC:

(a) Representations and Warranties.

(i) Each of (A) the representations and warranties of Tempo contained in Section 5.01 (Organization) (which are not qualified by Material Adverse Effect), Section 5.03 (Due Authorization), Section 5.06 (other than clauses (c) and (d) therein) (Current Capitalization) and Section 5.22 (Brokers’ Fees), (collectively, the “Specified Tempo Representations”) and (B) the representations and warranties of each Tempo Blocker contained in Section 7.01 (Organization) (which are not qualified by material adverse effect), Section 7.02 (Due Authorization), Section 7.05 (Capitalization), Section 7.06 (Holding Company; Ownership) and Section 7.08 (Brokers’ Fees) (collectively, the “Specified Tempo Blocker Representations”), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of (A) Tempo contained in Section 5.01 (Organization) that are qualified by Material Adverse Effect and in Section 5.21(a) (No Material Adverse Effect) and (B) the Tempo Blockers contained in Section 7.01 (Organization) that are qualified by material adverse effect shall be true and correct in all respects as of the Closing Date.

(iii) Each of the representations and warranties of Tempo contained in Article V (other than the Specified Tempo Representations and the representations and warranties of Tempo contained in Section 5.01 that are qualified by Material Adverse Effect and in Section 5.21(a)) and of the Tempo Blockers contained in Article VII (other than the Specified Tempo Blocker Representations and the representations and warranties of the Tempo Blockers contained in Section 7.01 that are qualified by material adverse effect), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The respective covenants and agreements of Tempo and the Tempo Blockers in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. Tempo and each Tempo Blocker shall have delivered to FTAC a certificate signed by an authorized officer of Tempo or such Tempo Blocker, as applicable, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.02(a) and Section 11.02(b) have been fulfilled with respect to Tempo or such Tempo Blocker, as applicable.

(d) Closing Deliverables. Tempo shall have delivered to FTAC counterparts to each of the Investor Rights Agreement, the Registration Rights Agreement, the Tempo Operating Agreement, the Tax Receivables Agreement and the Aon Deferred Consideration Letters to be entered into by any of Tempo, the Tempo Blockers, the Tempo Blocker Owners or the Continuing Tempo Unitholders in connection with the Closing, duly executed by each such Person.

(e) Tempo FIRPTA Certificate. Tempo shall have delivered to the Company a duly executed statement dated as of the Closing Date, in accordance with Treasury Regulations Section 1.1445-11T(d)(2), certifying that fifty percent (50%) or more of the value of the gross assets of Tempo do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code or that ninety percent (90%) or more of the value of the gross assets of Tempo do not consist of “United States real property interests” within the meaning of Section 897(c) of the Code plus “cash or cash equivalents” within the meaning of Treasury Regulations Section 1.1445-11T(d)(1).

(f) Tempo Blocker FIRPTA Certificates. Each Tempo Blocker shall have delivered to the Company dated as of the Closing Date a certificate issued pursuant to Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), including the required notice to the U.S. Internal Revenue Service, stating that an interest in such Tempo Blocker is not a “U.S. real property interest” within the meaning of Section 897(c) of the Code.

(g) Equityholder Approvals. The Tempo Blocker Written Consents and the Tempo Written Consent shall have been obtained and delivered to FTAC.

Section 11.03 Additional Conditions to the Obligations of Tempo and the Tempo Blockers. The obligation of Tempo and the Tempo Blockers to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Tempo and in the case of Section 11.03(f), by the applicable Tempo Blocker with respect to any documents that are contemplated to be signed by any Tempo Blocker Owner of such Tempo Blocker.

(a) Representations and Warranties.

(i) Each of the representations and warranties of the FTAC Parties contained in Article VI (other than the representations and warranties of FTAC contained in Section 6.01 (Corporate Organization) that are not qualified by material adverse effect, Section 6.02 (Due Authorization), Section 6.08 (Brokers’ Fees) (collectively, the “Specified FTAC Representations”) and Section 6.13 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse impact on FTAC or prevent or materially delay or impair the ability of FTAC to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(ii) The Specified FTAC Representations shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii) The representations and warranties of FTAC contained in Section 6.13 shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of the FTAC Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Available Cash Amount. The Available Cash Amount shall not be less than $2,600,000,000.

(d) Officer’s Certificate. FTAC shall have delivered to Tempo a certificate signed by an officer of FTAC, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 11.03(a), Section 11.03(b) and Section 11.03(c) have been fulfilled.

(e) Sponsor Agreement. Each of the covenants of each of the parties to the Sponsor Agreement required under the Sponsor Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the parties thereto shall have threatened (orally or in writing) (i) that the Sponsor Agreement is not valid, binding and in full force and effect, (ii) that the Company is in breach of or default under the Sponsor Agreement or (iii) to terminate the Sponsor Agreement.

(f) Closing Deliverables. FTAC and the Company, as applicable, shall have delivered to Tempo an executed copy of the Investor Rights Agreement, the Tempo Operating Agreement, the Tax Receivables Agreement, and the Registration Rights Agreement and FTAC shall have delivered to Tempo counterparts to each of the foregoing to be entered into by any of the Founders or the FP Investors (and their respective equityholders, to the extent party thereto) in connection with the Closing, duly executed by each such Person.

(g) Board of Directors. The board of directors of the Company shall be constituted with the Persons designated in accordance with Section 11.09.

Section 11.04 Frustration of Conditions. None of the FTAC Parties, Tempo or the Tempo Blockers may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the conditions of the other Party to be satisfied, as required by Section 10.02.

ARTICLE XII

TERMINATION/EFFECTIVENESS

Section 12.01 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of Tempo and FTAC;

(b) prior to the Closing, by written notice to Tempo from FTAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Tempo or any Tempo Blocker set forth in this Agreement, such that the conditions specified in Section 11.02(a) or Section 11.02(b) would not be satisfied at the Closing (a “Terminating Tempo Breach”), except that, if such Terminating Tempo Breach is curable by Tempo or such Tempo Blocker through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date FTAC provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by Tempo of notice from FTAC of such breach, but only as long as Tempo or such Tempo Blocker continues to use its commercially reasonable efforts to cure such Terminating Tempo Breach (the “Tempo Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Tempo Breach is not cured within the Tempo Cure Period, (ii) the Closing has not occurred on or before July 25, 2021 (as such date may be extended pursuant to clause (A)(I) of the following proviso, the “Termination Date”); provided, that (A) (I) if on the Termination Date, the condition to consummate the Transactions in Section 11.01(a) or Section 11.01(b) shall not have been satisfied and (II) each of the other conditions set forth in Article XI have been satisfied, waived or remain capable of satisfaction as of such date, then the Termination Date shall automatically be extended (on no more than two (2) occasions) for a period of ninety (90) calendar days (first to October 25, 2021 and then, if at such time the conditions set forth in clauses (I) and (II) of this proviso continue to be satisfied, to January 25, 2022) and (B) if any Action for specific performance or other equitable relief by Tempo with respect to this Agreement, any other Transaction Agreement, or otherwise with respect to the Transactions is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any Party until the date that is 30 days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date for all purposes of this Agreement (as the Termination Date may be extended pursuant to clause (B), the “Extended Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that, the right to terminate this Agreement under subsection (i), (ii) or (iii) shall not be available if FTAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to FTAC from Tempo if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the FTAC Parties set forth in this Agreement, such that the conditions specified in Section 11.03(a) or Section 11.03(b) would not be satisfied at the Closing (a “Terminating FTAC Breach”), except that, if any such Terminating FTAC Breach is curable by the FTAC Parties through the exercise of their commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Tempo provides written notice of such violation or breach and the Termination Date or Extended Termination Date, as applicable) after receipt by FTAC of notice from Tempo of such breach, but only as long as the FTAC Parties continue to exercise such commercially reasonable efforts to cure such Terminating FTAC Breach (the “FTAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating FTAC Breach is not cured within FTAC Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, that the right to terminate this Agreement under subsection (i), (ii) or (iii) shall not be available if Tempo’s or any Tempo Blocker’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(d) by written notice from either Tempo or FTAC to the other if the Required FTAC Stockholder Approvals are not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); provided, that, the right to terminate this Agreement under this Section 12.01(d) shall not be available to FTAC if, at the time of such termination, FTAC is in breach of Section 10.03; or

(e) by FTAC if the Tempo Blocker Written Consents and the Tempo Written Consent are not delivered to FTAC within twenty-four hours of the Form S-4 becoming effective.

Section 12.02 Effect of Termination. Except as otherwise set forth in this Section 12.02 or Section 13.13, in the event of the termination of this Agreement pursuant to Section 12.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any Party for any Willful Breach of this Agreement by such Party occurring prior to such termination. The term “Willful Breach” means a Party’s material breach of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. The provisions of Section 8.03 (No Claim Against the Trust Account), Section 10.06 (Confidentiality; Publicity), this Section 12.02 (Effect of Termination) and Article XIII (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which is required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XIII

MISCELLANEOUS

Section 13.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body or authority, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement that are for its benefit by an instrument in writing executed in the same manner (but not necessarily by the same individuals) as this Agreement.

Section 13.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to FTAC or any of the other FTAC Parties:

Foley Trasimene Acquisition Corp.

1701 Village Center Circle

Las Vegas, NV 89124

Attn: Michael L. Gravelle, General Counsel

E-mail: mgravelle@fnf.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Michael J. Aiello

Sachin Kohli

E-mail: michael.aiello@weil.com

sachin.kohli@weil.com

(b)	If to Tempo:

Tempo Holding Company, LLC

4 Overlook Point

Lincolnshire, IL 60069

Attn: Paulette Dodson

E-mail: paulette.dodson@alight.com

with a copy (which shall not constitute notice) to:

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Attn: Peter Wallace; David Kestnbaum

Email: Wallace@blackstone.com

David.Kestnbaum@blackstone.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Peter Martelli, P.C.; Lauren M. Colasacco, P.C.; Andrew Arons, P.C.

E-mail: peter.martelli@kirkland.com; lauren.colasacco@kirkland.com;

andrew.arons@kirkland.com

(c)	If to the Tempo Blockers:

Tempo Blocker I, LLC

c/o Platinum Falcon B 2018 RSC Limited

Level 26, Al Khatem Tower

Abu Dhabi Global Market Square

Al Maryah Island

PO Box 25642

United Arab Emirates

Attn: The Directors

Email: private.equity@adia.ae

Tempo Blocker I, LLC

c/o GIC Special Investments Pte. Ltd.

One Bush Street, Suite 1100

San Francisco, CA 94104

Attn: Alex Moskowitz

Email: alexmoskowitz@gic.com.sg

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island

Abu Dhabi

United Arab Emirates

Attn: Gamal Abouali

Email: gabouali@cgsh.com

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attn: Mark E. Thierfelder; Jonathan C. Kim

Email: mark.thierfelder@dechert.com; jonathan.kim@dechert.com

Tempo Blocker II, LLC

c/o Platinum Falcon B 2018 RSC Limited

Level 26, Al Khatem Tower

Abu Dhabi Global Market Square

Al Maryah Island

PO Box 25642

United Arab Emirates

Attn: The Directors

Tempo Blocker II, LLC

c/o GIC Special Investments Pte. Ltd.

One Bush Street, Suite 1100

San Francisco, CA 94104

Attn: Alex Moskowitz

Email: alexmoskowitz@gic.com.sg with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island

Abu Dhabi

United Arab Emirates

Attn: Gamal Abouali

Email: gabouali@cgsh.com

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attention: Mark E. Thierfelder; Jonathan C. Kim

Email: mark.thierfelder@dechert.com; jonathan.kim@dechert.com

Blackstone Tempo Feeder Fund VII L.P.

c/o The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Attn: Peter Wallace; David Kestnbaum

Email: Wallace@blackstone.com

David.Kestnbaum@blackstone.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Peter Martelli, P.C.; Lauren M. Colasacco, P.C.; Andrew Arons, P.C.

E-mail: peter.martelli@kirkland.com; lauren.colasacco@kirkland.com;

andrew.arons@kirkland.com

(d) If to New Mountain:

New Mountain Partners IV, L.P.

787 Seventh Avenue

49th Floor

New York, New York 10019

Attention: Mathew J. Lori; Robert Mulcare

Email: MLori@newmountaincapital.com

RMulcare@newmountaincapital.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Patrick Naughton ’

Email: pnaughton@stblaw.com

(e) If, following the Closing, to the Company, the FTAC Surviving Corporation, the Tempo Surviving Entity, or any Blocker Surviving Entity:

Tempo Holding Company, LLC

4 Overlook Point

Lincolnshire, Illinois 60069

Attn: Paulette Dodson, General Counsel & Corporate Secretary

E-mail: paulette.dodson@alight.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Michael J. Aiello

Sachin Kohli

E-mail: michael.aiello@weil.com

sachin.kohli@weil.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Peter Martelli, P.C.; Lauren M. Colasacco, P.C.; Andrew Arons, P.C.

E-mail: peter.martelli@kirkland.com; lauren.colasacco@kirkland.com;

andrew.arons@kirkland.com

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 13.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed, provided such Party remains fully responsible for the performance of any delegated obligations); provided, that

Tempo may delegate the performance of its obligations or assign its rights hereunder in part or in whole to any Affiliate of Tempo so long as Tempo remains fully responsible for the performance of the delegated obligations. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 13.03 shall be null and void, ab initio.

Section 13.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of Tempo, the Company and FTAC (and their successors, heirs and representatives) and each of their respective Indemnitee Affiliates are intended third-party beneficiaries of, and may enforce, Section 9.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 13.14 and Section 13.15 and (c) Counsel are intended third-party beneficiaries of, and may enforce, Section 13.17.

Section 13.05 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated if the Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing occurs, the Company shall bear and pay, or cause to be paid, at or promptly after Closing, all of the Transaction Expenses.

Section 13.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 13.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the Parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Section 13.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

Section 13.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain Letter Agreement, dated as of August 20, 2020, by and between Tempo and FTAC (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the other Transaction Agreements and the Confidentiality Agreement.

Section 13.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the members or equityholders of any of the Parties shall not restrict the ability of the board of directors (or other body or entity performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 12.01 or, subject to applicable Law, including the DGCL, to cause such Party to enter into an amendment to this Agreement pursuant to this Section 13.10.

Section 13.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 13.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 12.01, this being in addition to any other remedy to which they are entitled under this Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement or any Transaction Agreement and to enforce specifically the terms and provisions of this Agreement or any Transaction Agreement in accordance with this Section 13.13 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, FTAC acknowledges and agrees that Tempo may, without breach of this Agreement, with respect to any Transaction Agreement to which Tempo is a party, institute or pursue an Action directly against the counterparty(ies) to such Transaction Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Transaction Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Transaction Agreement.

Section 13.14 Non-Recourse. Subject in all respects to the last sentence of this Section 13.14, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Tempo, the Tempo Blockers or the FTAC Parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 13.14 shall limit, amend or waive any rights of any party to any Transaction Agreement under such Transaction Agreement; provided such rights can only be enforced against the actual parties to the applicable Transaction Agreements in accordance with the terms thereof.

Section 13.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and instead shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing (including, for the avoidance of doubt Section 10.05(b)) and (b) this Article XIII.

Section 13.16 Acknowledgements.

(a) Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Tempo Representations constitute the sole and exclusive representations and warranties of Tempo; (iii) the FTAC Representations constitute the sole and exclusive representations and warranties of

FTAC; (iv) the Tempo Blocker Representations constitute the sole and exclusive representations and warranties of the Tempo Blockers; (v) except for the Tempo Representations by Tempo, the FTAC Representations by the FTAC Parties and the Tempo Blocker Representations by the Tempo Blockers, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (vi) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Tempo Representations by Tempo, the FTAC Representations by the FTAC Parties and the Tempo Blocker Representations by the Tempo Blockers. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Except as otherwise expressly set forth in this Agreement, FTAC understands and agrees that any assets, properties and business of Tempo and its Subsidiaries are furnished “as is”, “where is” and subject to and except for the Tempo Representations by Tempo or as provided in any certificate delivered in accordance with Section 11.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

(b) Effective upon Closing, each of the Parties waives, on its own behalf and on behalf of its respective Affiliates and Representatives, to the fullest extent permitted under applicable Law, any and all rights, Actions and causes of action it may have against any other Party or their respective Subsidiaries and any of their respective current or former Affiliates or Representatives relating to the operation of any Party or its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement, the Schedules, or the Exhibits to this Agreement, whether arising under or based upon any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise. Each Party acknowledges and agrees that it will not assert, institute or maintain any Action, suit, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 13.16. Notwithstanding anything herein to the contrary, nothing in this Section 13.16(b) shall preclude any Party from seeking any remedy for actual and intentional fraud by a Party solely and exclusively with respect to the making of any representation or warranty by it in Article V, Article VI or Article VII (as applicable). Each Party shall have the right to enforce this Section 13.16 on behalf of any Person that would be benefitted or protected by this Section 13.16 if they were a party hereto. The foregoing agreements, acknowledgements, disclaimers and waivers are irrevocable. For the avoidance of doubt, nothing in this Section 13.16 shall limit, modify, restrict or operate as a waiver with respect to, any rights any Party may have under any written agreement entered into in connection with the transactions that are contemplated by this Agreement, including any other Transaction Agreement.

Section 13.17 Obligations are Several. Except as expressly provided in this Agreement, all obligations, representations, warranties, covenants and agreements of the Parties contained in this Agreement are several and not joint.

Section 13.18 Provisions Respecting Representation of Tempo. Each of the Parties hereby, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, recognizes that Kirkland & Ellis LLP, Cleary Gottlieb Steen & Hamilton LLP and Dechert LLP (collectively, “Counsel”) has served and may serve as counsel to some or all of Tempo and/or the Tempo Blockers, on the one hand, and the Tempo Blocker Owners and their respective Affiliates (individually and collectively, the “Seller Group”), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and agrees that, following consummation of the transactions contemplated hereby, Counsel (or any of their respective successors) may serve as counsel to any member of the Seller Group or any director, manager, member, partner, officer, employee or Affiliate of any member of the Seller Group, in connection with any Action or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of Tempo, the Tempo Blockers and/or any of their Subsidiaries, and each of the Parties (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The Parties agree to take the steps necessary to ensure that any privilege attaching as a result of Counsel representing Tempo or any of its Subsidiaries or either of the Tempo Blockers or any of the Tempo Blocker Owners in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided that with respect to any Privileged Communications such privilege from and after the Closing shall be controlled by (i) the Unitholder Representative on behalf of Tempo and its Affiliates, (ii) GIC and Platinum Falcon together on behalf of the Tempo Blockers and (iii) the applicable Tempo Blocker Owner on behalf of any Tempo Blocker Owner. As to any privileged attorney-client communications prior to the Closing between (x) Counsel and Tempo or Counsel and any of Tempo’s Subsidiaries, (y) Counsel and the Tempo Blockers or (z) Counsel and any Tempo Blocker Owner or its respective Affiliates, in each case in connection with the transactions contemplated by this Agreement prior to the Closing Date (collectively, the “Privileged Communications”), FTAC, Tempo and each of its Subsidiaries, and the Tempo Blockers together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing. In addition, if the Mergers and the other transactions contemplated by this Agreement are consummated, all Privileged Communications related to such transactions will become the property of (and be controlled by) (A) the Unitholder Representative on behalf of Tempo’s direct or indirect equityholders prior to the Closing in the case of clause (x) above, (B) GIC and Platinum Falcon on behalf of the Tempo Blockers in the case of clause (y) above, and (C) the applicable Tempo Blocker Owner in the case of clause (z) above, and none of FTAC, the Company or any of its Subsidiaries or any of their respective Affiliates, Subsidiaries, successors or assigns shall take any action based on any copies of such records or intentionally access them, subject to the following sentence. In the event that the Company is legally required or requested by any Governmental Authority to access or obtain a copy of all or a portion of the Privileged Communications, the Company shall be entitled to access or obtain a copy of and disclose the Privileged Communications to the extent necessary to comply with any such legal requirement or request; provided that the Company shall promptly notify the Unitholder Representative, GIC, Platinum Falcon or the applicable Tempo Blocker Owner in writing (prior to the disclosure by the Company of any Privileged Communications to the extent practicable) so that the Unitholder Representative, GIC, Platinum Falcon or the applicable Tempo Blocker Owner, as the case may be, can seek a protective order, at its sole cost and expense (it being agreed that in no event shall any of the foregoing Persons be required to commence or pursue any litigation), and the Company agrees to use commercially reasonable efforts to assist therewith.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have hereunto caused this Business Combination Agreement to be duly executed as of the date set forth above.

FOLEY TRASIMENE ACQUISITION CORP.

By:	/s/ Richard N. Massey
Name: Richard N. Massey
Title: Chief Executive Officer

ACROBAT HOLDINGS, INC.

By:	/s/ Richard N. Massey
Name: Richard N. Massey
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

TEMPO HOLDING COMPANY, LLC

By:	/s/ Stephan Scholl
Name: Stephan Scholl
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

ACROBAT SPAC MERGER SUB, INC.

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

ACROBAT MERGER SUB, LLC

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

ACROBAT BLOCKER 1 CORP.

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

ACROBAT BLOCKER 2 CORP.

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

ACROBAT BLOCKER 3 CORP.

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

ACROBAT BLOCKER 4 CORP.

By:	/s/ David W. Ducommun
Name: David W. Ducommun
Title: President

[Signature Page to Business Combination Agreement]

TEMPO BLOCKER I, LLC

By:	/s/ Alexander S. Moskowitz
Name: Alexander S. Moskowitz
Title: Authorized Representative

TEMPO BLOCKER II, LLC

By:	/s/ Alexander S. Moskowitz
Name: Alexander S. Moskowitz
Title: Authorized Representative

BLACKSTONE TEMPO FEEDER FUND VII, LP

By: Blackstone Management Associates VII NQ L.L.C.
Its: General Partner

By: BMA VII NQ L.L.C.
Its: Sole member

By:	/s/ Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

NEW MOUNTAIN PARTNERS IV SPECIAL (AIV-E), L.P.

By: New Mountain Investments IV, L.L.C.
Its: General Partner

By:	/s/ Adam B. Weinstein
Name: Adam B. Weinstein
Title: Authorized Person

[Signature Page to Business Combination Agreement]

Exhibit 10.1

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 25th day of January, 2021, by and among Acrobat Holdings, Inc., a Delaware corporation (the “Issuer”), Foley Trasimene Acquisition Corp., a Delaware corporation (the “SPAC”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, the Issuer, Tempo Holding Company LLC, a Delaware limited liability company (“Tempo”), the SPAC and the other parties named therein will, immediately following the execution of this Subscription Agreement, enter into that certain Business Combination Agreement, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, on the Closing Date (as defined below) following the consummation of the transactions contemplated hereby and by the Other Subscription Agreements (as defined below) and on the terms and subject to the conditions set forth therein, the parties will effect a series of related transactions to effect the business combination contemplated thereby and implement an “Up-C” structure, including, inter alia: (i) a wholly owned subsidiary of the Issuer will be merged with and into the SPAC, with the SPAC surviving as a subsidiary of the Issuer and (except as set forth in the Business Combination Agreement) the shareholders of the SPAC will receive shares of Class A common stock of the Issuer (the “Class A Common Stock”) and in the case of the Sponsor Persons, shares of Company Class B-3 Common Stock, (ii) certain existing equityholders of Tempo will contribute their equity interests in Tempo to the Issuer in exchange for cash, shares of Class A Common Stock, shares of Company Class B-1 Common Stock and shares of Company Class B-2 Common Stock and (iii) through a series of mergers, the Issuer will become the managing member of Tempo and the other direct or indirect equityholders of Tempo will receive cash and either (x) shares of Class A Common Stock, shares of Company Class B-1 Common Stock and shares of Company Class B-2 Common Stock or (y) new limited liability company interests in Tempo (which will be exchangeable for an equal number of shares of Class A Common Stock at the option of the holder) together with non-economic shares of Class V common stock of the Issuer providing voting rights in the Issuer (the transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A Common Stock set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and subject to the conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or “accredited investors” (within the meaning of Rule 501(a) under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), pursuant to which such Other Subscribers have agreed to purchase shares of Class A Common Stock on the Closing Date at the same per share purchase price as Subscriber, and the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, 155,000,000 shares of Class A Common Stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

For ease of administration, this single Subscription Agreement is being executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that (i) the Subscription Agreement shall be treated as if it were a separate agreement with respect to each Subscriber listed on the signature page, as if each Subscriber entity had executed a separate Subscription Agreement naming only itself as Subscriber, and (ii) no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any other Subscriber so listed.

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees, subject to the substantially concurrent consummation of the Transactions, to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Subscribed Shares, Subscriber hereby represents and warrants to the Issuer and the SPAC and acknowledges and agrees with the Issuer and the SPAC, as of the date hereof and as of the Closing Date, as follows:

2.1.1 If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 If Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the other parties hereto, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including Subscriber’s participation in the purchase of the Subscribed Shares, in each case, satisfying the applicable requirements set forth on Schedule I, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Subscribed Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

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2.1.5 Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Subscribed Shares shall contain a legend to such effect (provided that such legends will be eligible for removal upon compliance with the relevant resale provisions of Rule 144). Subscriber acknowledges that the Subscribed Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Shares will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber understands that it has been advised to consult independent legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Shares are a suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares.

2.1.6 Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, the SPAC or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement.

2.1.7 Subscriber represents and warrants that its acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”).

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2.1.8 In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the representations, warranties and covenants of the Issuer and the SPAC contained in this Subscription Agreement. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone (including Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. (collectively, in their capacity as placement agents, the “Placement Agents”)), other than the Issuer and the SPAC and their respective representatives concerning the Issuer or the SPAC or the Subscribed Shares or the offer and sale of the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Issuer, Tempo, the SPAC and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have (i) received, reviewed and understood the offering materials made available to Subscriber and (ii) had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber represents and warrants it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the Subscribed Shares and the business, condition (financial or otherwise), management, operations, properties and prospects of the Issuer, Tempo, and the SPAC, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

2.1.9 Subscriber acknowledges and agrees that (a) each of the Placement Agents is acting solely as placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity in connection with the Subscription and is not and shall not be construed as a fiduciary for Subscriber or any other person or entity in connection with the Transactions, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, (c) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning the Issuer, Tempo, the SPAC or the Transactions, and (d) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Issuer, the SPAC or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Transactions.

2.1.10 Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Issuer, the SPAC or one of their respective representatives. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) assuming the representations and warranties of the Issuer are true and correct in all material respects, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any applicable state securities laws.

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2.1.11 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in the Subscribed Shares.

2.1.12 Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber represents that it maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

2.1.13 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other Similar Laws or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), Subscriber represents and warrants that none of the Issuer, the SPAC nor any of their respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

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2.1.14 Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by such Subscriber with the United States Securities and Exchange Commission (the “Commission”) with respect to the beneficial ownership of the SPAC’s common stock, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision) acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer or the SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.15 Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and that will acquire a substantial interest in the Issuer as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.

2.1.16 Subscriber has, and on each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1 will have, sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.17 No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer or the SPAC.

2.1.18 Subscriber agrees that, from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the SPAC. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), including through non-U.S. broker dealers or foreign regulated brokers.

2.1.19 Subscriber shall, on or prior to the Closing Date, provide the Issuer with a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 or applicable IRS Form W-8.

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2.2 Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Subscribed Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.2.1 The Issuer is validly existing and in good standing under the laws of the State of Delaware, with all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2 When issued and delivered to Subscriber against full payment for the Subscribed Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Subscribed Shares will have been duly authorized and will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights, whether created under the Issuer’s certificate of incorporation or bylaws or under the Delaware General Corporation Law.

2.2.3 This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the other signatories hereto, is the valid and binding obligation of the Issuer, and is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4 The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Subscribed Shares at the Closing and the consummation of the other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the validity of the Subscribed Shares or the legal authority of the Issuer to enter into and timely perform its obligations under this Subscription Agreement (collectively, an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

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2.2.5 Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security of the Issuer nor solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Subscribed Shares under the Securities Act.

2.2.6 Neither the Issuer, nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of any of the Subscribed Shares and neither the Issuer, nor any person acting on its behalf has offered any of the Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.7 Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of 155,000,000 shares of Class A Common Stock for an aggregate purchase price of $1,550,000,000 (including the Subscribed Shares purchased and sold under this Subscription Agreement). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber or any other investor or potential investor with respect to the purchase of securities of the Issuer or the SPAC (other than pursuant to the Forward Purchase Agreements or the Business Combination Agreement) (collectively, the “PIPE Agreements”) which include terms and conditions that are materially more advantageous to any such Other Subscriber, investor or potential investor (as compared to Subscriber) other than PIPE Agreements with certain Other Subscribers with pre-existing relationships with the Founders solely to the extent such PIPE Agreements provide for a cash fee to such Other Subscribers in an amount equal to the fees that would have otherwise been payable by the SPAC to the Placement Agents if such Other Subscribers did not have the pre-existing relationship with the Founders, but is not payable by the SPAC to the Placement Agents as a result of such pre-existing relationship with the Founders. The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.

2.2.8 As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of 1,000 shares of common stock, 1,000 of which are issued and outstanding. All issued and outstanding shares of the Issuer’s common stock have been duly authorized and validly issued, are fully paid, non-assessable and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement (a true and correct copy of which has been provided to Subscriber) and the Forward Purchase Agreements, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the

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Issuer any shares of the Issuer’s common stock, or any other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Business Combination Agreement and the Transaction Agreements.

2.2.9 Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, (i) no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Issuer to Subscriber and (ii) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Issuer in connection with the consummation of the transactions contemplated by this Subscription Agreement, except for filings pursuant to Regulation D of the Securities Act and applicable state securities laws and filings required to consummate the Transactions as provided under the Business Combination Agreement.

2.2.10 As of the date hereof, there are no pending or, to the knowledge of the Issuer, threatened, Actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon the Issuer, which would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.11 The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.12 The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 4, (iv) those required by the New York Stock Exchange (the “NYSE”) or Nasdaq, and (v) those, the failure of which to give, make or obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

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2.2.13 Immediately following the closing of the Transactions, the SPAC will be a wholly owned subsidiary of the Issuer and there will be no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the SPAC any equity interests in the SPAC, or securities convertible into or exchangeable or exercisable for such equity interests.

2.2.14 No broker, finder or other financial consultant has acted on behalf of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.15 The Issuer is classified as a Subchapter C corporation for U.S. federal income tax purposes.

2.2.16 The Issuer acknowledges that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of Subscribed Shares shall not be required to provide the Issuer with any notice thereof; provided, however, that neither the Issuer or its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.

2.3 SPAC’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Subscribed Shares, the SPAC hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.3.1 The SPAC has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.3.2 This Subscription Agreement has been duly authorized, validly executed and delivered by the SPAC and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the other signatories hereto, is the valid and binding obligation of the SPAC, and is enforceable against the SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

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2.3.3 The SPAC made available to Subscriber via the Commission’s EDGAR system a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy statement and registration statement and any other documents filed by the SPAC with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”). None of the SEC Documents filed under the Exchange Act contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the SPAC makes no such representation or warranty with respect to the registration statement on Form S-4 to be filed by the Issuer with respect to the Transactions or any other information relating to Tempo or any of its affiliates included in any SEC Document or filed as an exhibit thereto. The SPAC has timely filed each report, statement, schedule, prospectus, and registration statement that the SPAC was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.3.4 The execution, delivery and performance of this Subscription Agreement and the consummation of the other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the SPAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the SPAC or any of its subsidiaries is a party or by which the SPAC or any of its subsidiaries is bound or to which any of the property or assets of the SPAC or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority of the SPAC to enter into and timely perform its obligations under this Subscription Agreement (collectively, a “SPAC Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the SPAC or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the SPAC or any of its subsidiaries or any of its properties that would reasonably be expected to have a SPAC Material Adverse Effect.

2.3.5 As of the date hereof, there are no pending or, to the knowledge of the SPAC, threatened, Actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. As of the date hereof, there is no unsatisfied judgment or any open injunction binding upon the SPAC which would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

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2.3.6 The SPAC is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a SPAC Material Adverse Effect. The SPAC has not received any written communication from a governmental entity that alleges that the SPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a SPAC Material Adverse Effect.

2.3.7 The SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the SPAC of this Subscription Agreement, other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 7, (iv) those required by the NYSE or Nasdaq, and (v) those, the failure of which to give, make or obtain would not be reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

2.3.8 Immediately following the closing of the Transactions, the SPAC will be a wholly owned subsidiary of the Issuer and there will be no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the SPAC any equity interests in the SPAC, or securities convertible into or exchangeable or exercisable for such equity interests.

2.3.9 No broker, finder or other financial consultant has acted on behalf of the SPAC in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and immediately prior to (but subject to), the consummation of the Transactions (the date of the Closing, the “Closing Date”). Upon written notice from (or on behalf of) the Issuer and the SPAC to Subscriber (the “Closing Notice”) at least ten (10) Business Days prior to the date that the Issuer and the SPAC reasonably expect all conditions to the closing of the Transactions to be satisfied (the “Expected Closing Date”), Subscriber shall deliver to the Issuer no later than three (3) Business Days prior to the Expected Closing Date, the Purchase Price for the Subscribed Shares, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer and the SPAC in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. If the Transactions are not consummated on or prior to the fifth (5th) Business Day after the Expected Closing Date, the Issuer shall promptly (but no later than two (2) Business Days thereafter) return the Purchase Price to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 3 to be satisfied or waived on or prior to the Closing Date, and (ii) Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 3. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall issue to Subscriber (or the funds and accounts designated by Subscriber if so

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designated by Subscriber, or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable the Subscribed Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), which Subscribed Shares, unless otherwise determined by the Issuer, shall be uncertificated, with record ownership reflected only in the register of shareholders of the Issuer (a copy of which showing Subscriber as the owner of the Subscribed Shares on and as of the Closing Date shall be provided to Subscriber on the Closing Date or promptly thereafter). For purposes of this Subscription Agreement, “Business Day” means any day that, in New York, New York, is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close.

3.2 Conditions to Closing of the Issuer.

The Issuer’s obligations to sell and issue the Subscribed Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Issuer, on or prior to the Closing Date, of each of the following conditions:

3.2.1 Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2 Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3 Closing of the Transactions. All conditions precedent to each of the Issuer’s, Tempo’s and the SPAC’s obligations to consummate, or cause to be consummated, the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions), and the Transactions will be consummated immediately following the Closing.

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3.2.4 Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

3.3 Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Subscribed Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.3.1 Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof, and the SPAC in Section 2.3 hereof, shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect or SPAC Material Adverse Effect, as applicable, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect or SPAC Material Adverse Effect, as applicable, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to the consummation of the Transactions; provided, that in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer or the SPAC contained in this Subscription Agreement and the facts underlying such breach would also cause a condition to the Issuer’s or the SPAC’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event Tempo waives such condition with respect to such breach under the Business Combination Agreement.

3.3.2 Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing.

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3.3.3 Closing of the Transactions. (i) All conditions precedent to the consummation of the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that may only be satisfied at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions), (ii) no amendment, modification or waiver of the Business Combination Agreement (as the same exists on the date hereof as provided to Subscriber) or any terms thereof shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and (iii) the Transactions will be consummated immediately following the Closing.

3.3.4 Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

4. Registration Statement.

4.1 The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Subscribed Shares (the “Registrable Securities”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 75th calendar day (or 135th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing Date and (ii) the 5th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling shareholders questionnaire in customary form to the Issuer that contains the information required by Commission rules for the Registration Statement regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. For purposes of this Section 4, Registrable Securities shall include, as of any date of determination, the Subscribed Shares and any other equity security of the Issuer issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

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4.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of the Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities and (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable);

4.2.2 advise Subscriber, as promptly as practicable but in any event within five (5) Business Days:

(a) when the Registration Statement or any post-effective amendment thereto has become effective;

(b) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included in the Registration Statement for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or any prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

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4.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as soon as reasonably practicable;

4.2.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of the Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5 use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Issuer’s Class A Common Stock is then listed.

4.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of the Registration Statement would require the Issuer to make any public disclosure of material non-public information, which disclosure, in the good faith determination of the board of directors of the Issuer, after consultation with counsel to the Issuer, (a) would be required to be made in any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Issuer has a bona fide business purpose for not making such information public (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to and in accordance with all requirements of Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer except (A) for disclosure to Subscriber’s employees, agents

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and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4 The parties agree that:

4.4.1 The Issuer agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), its directors, officers, employees, and agents and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, or any prospectus included in the Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 4.4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 4.3 hereof. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Issuer is aware.

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4.4.2 Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the extent permitted by law, the Issuer, its directors, officers, employees and agents and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any and all Losses, as incurred, that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, any prospectus included in the Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.4 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed).    Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

4.4.3 Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.4.4 The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

4.4.5 If the indemnification provided under this Section 4.4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.4 from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement and (iii) at Subscriber’s election, on or after the Termination Date, if the Closing has not occurred by such date, provided, that if any Action for specific performance or other equitable relief by the Tempo or the SPAC with respect to the Business Combination Agreement, any other Transaction Agreement, or otherwise with respect to the Transactions is commenced or pending on or before the Termination Date, then the Termination Date shall be automatically extended without any further action by any party until the date that is thirty (30) calendar days following the date on which a final, non-appealable Governmental Order has been entered with respect to such Action and the Termination Date shall be deemed to be such later date for all purposes of this Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 5, any monies paid by Subscriber to the Issuer in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned to Subscriber.

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6. Miscellaneous.

6.1 Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1 Subscriber acknowledges that the Issuer, the SPAC and others will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the SPAC if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in all material respects. The Issuer and the SPAC acknowledge that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Issuer and the SPAC contained in this Subscription Agreement.

6.1.2 Each of the Issuer, the SPAC and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3 The Issuer or the SPAC may request from Subscriber such additional information as the Issuer or the SPAC may deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent within Subscriber’s possession and control or otherwise readily available to Subscriber, provided that the Issuer and the SPAC each agree to keep confidential any such information provided by Subscriber.

6.1.4 Each of Subscriber, the Issuer and the SPAC shall pay all of their own respective expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.1.5 Each of Subscriber, the Issuer and the SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement, on the terms and subject to the conditions described herein, no later than immediately prior to the consummation of the Transactions.

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6.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer or the SPAC, to:

Foley Trasimene Acquisition Corp.

1701 Village Center Circle

Las Vegas, NV 89134

Attention: Michael L. Gravelle, General Counsel

Email: mgravelle@fnf.com

with a required copy (which copy shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello; Sachin Kohli

Email: michael.aiello@weil.com; sachin.kohli@weil.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10024

Attention: Peter Martelli, P.C.; Lauren M. Colasacco, P.C.

Email; peter.martelli@kirkland.com; lauren.colasacco@kirkland.com

6.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought.

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6.5 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Subscribed Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Subscribed Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement ); provided that Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as Subscriber, without the prior consent of the Issuer and the SPAC, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager as Subscriber.

6.6 Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except that the Placement Agents shall be third party beneficiaries to the representations and warranties made by the Issuer and Subscriber in this Subscription Agreement and the persons entitled to indemnification under Section 4.4 shall be third party beneficiaries of such election and entitled to enforce the indemnitor’s obligations thereunder.

6.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE

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EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11 Remedies.

6.11.1 The parties agree that irreparable damage would occur if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the parties hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in  this Subscription Agreement. The parties hereto further agree (i) to waive any requirement

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for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.11.2 The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.12 Survival of Representations and Warranties and Covenants. All representations and warranties made by the parties hereto, and all covenants and other agreements of the parties hereto, in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

6.13 No Broker or Finder. Each of the Issuer, the SPAC and Subscriber, severally and each as to itself, agrees to indemnify and hold the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

6.14 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.16 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same

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subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.17 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Disclosure.

7.1 The SPAC shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer and SPAC, Subscriber shall not be in possession of any material, non-public information received from Issuer, SPAC or any of their respective officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Issuer, SPAC, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement.

7.2 Neither the SPAC nor Issuer shall publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of the NYSE, in which case the Issuer or SPAC, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure prior to such disclosure.

8. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, the Subscriber acknowledges that the SPAC has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). The Subscriber agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the

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SPAC, including, but not limited to, any redemption right with respect to any such securities of the SPAC. In the event any of the Issuer and Subscriber has any Claim against the SPAC under this Subscription Agreement, the Issuer and Subscriber shall pursue such Claim solely against the SPAC and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Each of the Issuer and Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the SPAC to induce the SPAC to enter into this Subscription Agreement and the Subscriber further intends and understands such waiver to be valid, binding and enforceable under applicable law. In the event the Subscriber, in connection with this Subscription Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the SPAC’s stockholders, whether in the form of monetary damages or injunctive relief, Issuer or Subscriber, as applicable, shall be obligated to pay to the SPAC all of its legal fees and costs in connection with any such action in the event that the SPAC prevails in such action or proceeding.

9. Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the representations and warranties of the Issuer and the SPAC expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that no other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) shall be liable to any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares hereunder.

10. Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Issuer’s common stock and until the third anniversary of the Closing Date, the Issuer agrees to:

10.1 make and keep public information available, as those terms are understood and defined in Rule 144; and

10.2 file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144.

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If the Subscribed Shares are eligible to be sold without restriction under, and without the Issuer being in compliance with the current public information requirements of, Rule 144 under the Securities Act, then at Subscriber’s request, the Issuer will cause its transfer agent to remove the applicable restrictive legend. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Subscribed Shares without any such legend; provided that, notwithstanding the foregoing, Issuer will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Issuer, the SPAC and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

ACROBAT HOLDINGS, INC.

By:
Name:
Title:

FOLEY TRASIMENE ACQUISITION CORP.

By:
Name:
Title:

Accepted and agreed this _____ day of ___________________, 2021.

SUBSCRIBER: Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By:	By:
Name: Title:	Name: Title:
Date: _____________________, 2021

Name of Subscriber: (Please print. Please indicate name and capacity of person signing above)	Name of Joint Subscriber, if applicable: (Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):
Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street: City, State, Zip:	Mailing Address-Street (if different): City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Subscribed Shares subscribed for:

Aggregate Purchase Price: $ .

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS (Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

*** AND ***

D.	INSTITUTIONAL ACCOUNT STATUS SUBSCRIBER:

☐	is an “institutional account” (as defined in FINRA Rule 4512).

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐ Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐ Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D; or

☐ Any entity in which all of the equity owners are “accredited investors.”

Exhibit 10.2

January 25, 2021

Foley Trasimene Acquisition Corp.

1701 Village Center Circle

Las Vegas, NV 89134

Acrobat Holdings, Inc.

c/o Foley Trasimene Acquisition Corp.

1701 Village Center Circle

Las Vegas, NV 89134

Tempo Holding Company, LLC

4 Overlook Point

Lincolnshire, IL 60069

Re:	Sponsor Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in accordance with that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of the date hereof, by and among Foley Trasimene Acquisition Corp., a Delaware corporation (“FTAC”), Tempo Holding Company, LLC, a Delaware limited liability company (“Tempo”), Acrobat Holdings, Inc., a Delaware corporation and direct, wholly owned subsidiary of FTAC (the “Company”), and the other parties thereto, and hereby amends and restates in its entirety (a) that certain letter, dated May 29, 2020, from Trasimene Capital FT, LP, a Delaware limited partnership, and Bilcar FT, LP, a Delaware limited partnership (each, a “Sponsor” and, together, the “Sponsors”) to FTAC (the “Prior Sponsor Letter Agreement”) and (b) that certain letter, dated May 29, 2020 from each of the persons undersigned thereto (each, an “Insider”) to FTAC (the “Prior Insider Letter Agreement” and, together with the Prior Sponsor Letter Agreement, the “Prior Letter Agreements”). Certain capitalized terms used herein are defined in Paragraph 13. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Business Combination Agreement.

Each of Cannae Holdings, Inc. and THL FTAC LLC (the “FP Investors,” together with Cannae Holdings, LLC (“Cannae”), the Insiders and the Sponsors, the “Sponsor Persons”) pursuant to its respective Forward Purchase Agreement, entered into as of May 8, 2020, by and between such FP Investor and FTAC, will acquire (or, in the case of Cannae Holdings, Inc. will cause Cannae to acquire) and be the record owner, as of immediately prior to the Closing, of that number of shares of FTAC Class A Common Stock and FP Investor FTAC Warrants detailed on Schedule A hereto.

The Sponsors and certain of the Insiders are currently, and as of immediately prior to the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Founder FTAC Warrants, with each such Person’s ownership (and anticipated changes in ownership as a result of the FTAC Founder Warrant Transfer, the FTAC Merger and Founder LLC Contribution) detailed on Schedule A hereto.

As described further in Paragraph 27, Schedule A will be updated from time to time to reflect any Sponsor Person ownership changes following the date hereof.

In order to induce FTAC and the Tempo Parties to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Sponsor Person hereby agrees, severally and not jointly, with FTAC and Tempo as follows:

1. Voting Obligations. During the Interim Period, each Sponsor Person, in its capacity as a holder of Covered Shares, agrees irrevocably and unconditionally that, at the Special Meeting, at any other meeting of the shareholders of FTAC or, following the Transactions, the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), in connection with any written consent of shareholders of FTAC or, following the Transactions, the Company and in connection with any similar vote or consent of the holders of Founder FTAC Warrants, in their capacities as such, such Sponsor Person shall, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause the Sponsor Person’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at such meeting (or cause such consent to be duly and promptly executed and delivered with respect to), all of such Sponsor Person’s Covered Shares owned as of the record date for determining holders entitled to vote at such meeting (or the record date for determining holders entitled to provide consent) in favor of the FTAC Stockholder Matters and any other matters necessary or advisable for consummation of the Transactions (including the Tempo Merger, the FTAC Founder Warrant Transfer, the FTAC Merger and the Founder LLC Contribution, in each case to the extent it is put to a vote or a request for written consent); and

(c) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at such meeting (or cause such consent to be duly and promptly executed and delivered with respect to), all of such Sponsor Person’s Covered Shares against any Business Combination Proposal (as defined below) and any other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transactions or result in a breach of any representation, warranty, covenant or other obligation or agreement of any FTAC Party under the Business Combination Agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of such Sponsor Person under this Sponsor Agreement.

The obligations of the Sponsor Persons in this Paragraph 1 shall apply whether or not the board of directors of FTAC (or, following the Transactions, the Company) or other governing body or any committee, subcommittee or subgroup thereof recommends the FTAC Stockholder Matters or any other matters necessary or advisable for consummation of the Transactions and whether or not such board or other governing body, committee, subcommittee or subgroup thereof changes, withdraws, withholds, qualifies or modifies, or publicly proposes to change, withdraw, withhold, qualify or modify, the FTAC Board Recommendation.

2. Exclusivity. During the Interim Period, each Sponsor Person shall not take, nor shall it permit any of its Affiliates or any of its or their respective Representatives to take, whether directly or indirectly, any action to (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than Tempo, its equityholders and/or any of their Affiliates or Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination involving FTAC (a “Business Combination Proposal”) or (ii) approve, endorse or recommend, or make any public statement approving, endorsing or recommending, any Business Combination Proposal, in the case of each of clauses (i) and (ii), other than a Business Combination Proposal with Tempo, its equityholders and their respective Affiliates and Representatives. Each Sponsor Person shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal, other than with Tempo, its equityholders or their respective controlled Affiliates.

3. Waiver of Certain Rights. Each Sponsor Person hereby irrevocably and unconditionally agrees:

(a) not to (i) demand that FTAC redeem its or their Covered Shares in connection with the Transactions or (ii) otherwise participate in any such redemption by tendering or submitting any of its Covered Shares for redemption; and

(b) not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FTAC, the Tempo Parties, any Affiliate of FTAC or the Tempo Parties or any designee of a Sponsor Person or a Tempo Party acting in its capacity as director, officer or manager or in any similar capacity or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Sponsor Agreement, the Business Combination Agreement or the consummation of the Transactions.

4. Reasonable Best Efforts; Regulatory Undertakings.

(a) During the Interim Period, each Sponsor Person shall (i) use reasonable best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement and (ii) not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to the Transactions set forth in Article XI of the Business Combination Agreement.

(b) Without limiting the generality of the foregoing, each Sponsor Person shall use reasonable best efforts to provide or cause to be provided (including, with respect to filings pursuant to the HSR Act, by its “Ultimate Parent Entities”, as that term is defined in the HSR Act) as promptly as reasonably practicable and advisable to any Governmental Authority information and documents relating to such party as requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act and any other filing or notice that may be required with any other Governmental Authority as promptly as reasonably practicable and advisable after the date hereof and thereafter to respond as promptly as reasonably practicable and advisable to any request for additional information or documentary material relating to such party that may be made. Each Sponsor Person shall supply as promptly as practicable (and shall respond no later than five (5) days following any request) any additional information and documentary material relating to such Sponsor Person that may be requested by any Governmental Authority, and each Sponsor Person shall (A) provide, or cause to be provided, as promptly as practicable, all agreements, documents, instruments, affidavits, statements or information (including, for the avoidance of doubt, nonpublic or other confidential financial or sensitive personally identifiable information as well as personal information of senior management, directors or control persons) that may be required or requested by any Governmental Authority relating to (i) such Sponsor Person (including any of its respective directors, officers, employees, partners, members, shareholders or control persons) and (ii) such Sponsor Person’s structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members, shareholders or Affiliates, (B) make individuals with appropriate seniority and expertise available to participate in any discussions or hearings and (C) prepare and file any applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority.

(c) In addition, each Sponsor Person appointed or designated, or proposed to be appointed or designated, to the board of directors of the Company or any Subsidiary, including pursuant to the terms of Section 10.09 of the Business Combination Agreement, shall use reasonable best efforts to comply and cooperate with and satisfy all requests and requirements made by any Governmental Authority in connection with any such appointment, designation or proposed service, including by furnishing all requested information, providing reasonable assistance in connection with the preparation of any required applications, notices and registrations and requests and otherwise facilitating access to and being available with respect to any discussions or hearings. Each Sponsor Person further acknowledges and agrees that, in the event an individual to be designated by an Investor Designator (as defined in the Investor Rights Agreement) in accordance with Section 2.2 of the Investors Rights Agreement does not satisfy any requirement of a Governmental Authority to serve as a director, each of the Company and FTAC shall use their respective reasonable best efforts to comply with such requirements so as to remove any such restriction; provided, that (x) there shall be no obligation to appoint such individual pursuant thereto and (y) such Investor Designator shall be entitled to designate a replacement director in lieu of such person.

5. Founder LLC Contribution.

(a) In connection with the Closing and immediately prior to the FTAC Merger, each Sponsor Person that holds one or more FTAC Founder Warrants will transfer such Sponsor Person’s FTAC Founder Warrants to FTAC in exchange for a number of shares of FTAC Class C Common Stock equal to the number of shares of FTAC Class A Common Stock underlying such FTAC Founder Warrant(s), with such shares of FTAC Class C Common Stock remaining subject to the same terms (whether economic or otherwise) applicable to the shares of FTAC Class A Common Stock underlying such FTAC Founder Warrant(s) (the “FTAC Founder Warrant Transfer”).

(b) Immediately following the Tempo Effective Time, each Sponsor Person that receives FTAC Class C Common Stock pursuant to Paragraph 5(a) shall contribute such holder’s shares of Class C Common Stock of the FTAC Surviving Corporation (into which the shares of FTAC Class C Common Stock received pursuant to Paragraph 5(a) were converted pursuant to the FTAC Merger) to the Tempo Surviving Entity in exchange for an equivalent number of New Tempo Class C Units (the “Exchangeable Units”). The Exchangeable Units shall have such rights, powers and duties as are set forth in the Tempo Operating Agreement, which, except as expressly set forth in the Tempo Operating Agreement and as set forth in the immediately following sentence, shall be the same rights as the FTAC Founder Warrants so exchanged in the FTAC Founder Warrant Transfer, and shall otherwise be on the same terms (whether economic or otherwise) applicable to the FTAC Founder Warrant(s) (the “Founder LLC Contribution”). Pursuant to the Tempo Operating Agreement, such Sponsor Person shall have the right (such right, the “Exchange Right”) to cause the Tempo Surviving Entity to redeem all or a portion of its Class C Units in the manner described in the Tempo Operating Agreement. Following the Founder LLC Contribution, all of the shares of Class C Common Stock of the FTAC Surviving Corporation will be owned by the Tempo Surviving Entity and shall remain outstanding.

(c) FTAC hereby represents and warrants that all of the FTAC Founder Warrants are held in book-entry form and that the transfer books for the FTAC Founder Warrants are maintained by Continental Stock Transfer & Trust Company (the “Warrant Agent”). During the Interim Period, FTAC shall not, and shall cause the Warrant Agent not to, allow the Transfer of any FTAC Founder Warrants or allow any of the FTAC Founder Warrants to be represented by a certificate or other instrument. Further, no Sponsor Person shall request the Transfer of any FTAC Founder Warrants or request for any of the FTAC Founder Warrants to be represented by a certificate or other instrument.

(d) FTAC, Tempo (including, as its successor, the Tempo Surviving Entity) and each applicable Sponsor Person agree to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of the FTAC Founder Warrant Transfer and the Founder LLC Contribution, subject to the terms and conditions hereof and in compliance with applicable Law, including, in the case of each Sponsor Person that receives FTAC Class C Common Stock pursuant to Paragraph 5(a), executing and delivering the Tempo Operating Agreement at the Closing and taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof.

(e) The Exchange Right shall not be exercisable by any Sponsor Person prior to the expiration of the Lock-Up Period and thereafter shall be exercisable subject to the terms and conditions of the Tempo Operating Agreement.

6. Transfer Restrictions.

(a) Interim Period. During the Interim Period, except as expressly contemplated by the FTAC Founder Warrant Transfer, the Founder LLC Contribution or the Business Combination Agreement, each Sponsor Person shall not, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares not to, Transfer any such Sponsor Person’s Covered Shares.

(b) Post-Closing: Covered Shares. For the period beginning on the Closing Date until the earlier of (i) 270 days thereafter, or (ii) if the VWAP of the Company Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days, 150 days thereafter (such applicable period, the “Lock-Up Period”), each Sponsor Person shall not, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares not to, Transfer any of such Sponsor Person’s Covered Shares. Notwithstanding the immediately preceding sentence, post-Closing Transfers of Covered Shares that are held by any Sponsor Person or any of its Permitted Transferees (as defined below) that have entered into a written agreement contemplated by the proviso in this subsection (b) are permitted, in accordance with applicable Law (including applicable securities Laws), (i) to the Sponsor Person’s officers or directors, any Affiliates or family members of such Sponsor Person’s officers or directors, to the Sponsors or the FP Investors, any respective members or partners of the Sponsors or the FP Investors or their respective Affiliates, any Affiliates of such Sponsors or such FP Investor, or any employees of such Affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such Person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the Laws of the State of Delaware or such Sponsor’s limited partnership agreement, as amended from time to time, upon dissolution of such Sponsor; or (vi) in the event of the Company’s completion of a liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction which results in the holders of all of the shares of Company Class A Common Stock having the right to exchange their shares for cash, securities or other property subsequent to the completion of FTAC’s initial Business Combination (including the entry into an agreement in connection with such liquidation, merger, consolidation, amalgamation, share exchange, reorganization or other similar transaction); provided, however, that each transferee contemplated by clauses (i) through (v) (each, a “Permitted Transferee”) must enter into a written agreement with the Company and Tempo agreeing to be bound by the restrictions in this Sponsor Agreement.

(c) Any Transfer in violation of the provisions of this Paragraph 6 shall be null and void ab initio and of no force or effect.

(d) The parties hereto agree that, if the lock-up provisions in Section 4.3(a) of the Investor Rights Agreement or the forfeiture or vesting provisions or transfer restrictions with respect to the Company Class B Common Stock in Section 4.3 of the Investor Rights Agreement or in the Company Charter or with respect to the New Tempo Class B Units in Article VII of the Tempo Operating Agreement are modified in a manner that is favorable to the Existing Investors (as such term is defined in the Investor Rights Agreement), the corresponding modifications shall automatically apply to this Paragraph 6 or to the corresponding provisions of Paragraph 7, as applicable; provided, that, for purposes of the Lock-up Period, such corresponding modifications shall mean the amount of time by which such period is shortened for the Blackstone Investors, ADIA Investors, GIC Investors and/or the New Mountain Investors; provided, further, that, the foregoing provisions of this Paragraph 6(d) shall not apply in respect of the Unrestricted Shares (as defined in the Investor Rights Agreement) or any modifications to any provisions in respect thereof contained in the Investor Rights Agreement.

7. Exchange of Founder Shares; Forfeited Founder Shares; Restricted Founder Shares.

(a) General. Each Sponsor Person that holds Founder Shares agrees that, at the FTAC Effective Time, notwithstanding the provisions of Article Eighth of the FTAC Charter, such Sponsor Person’s Founder Shares outstanding as of immediately prior to the FTAC Effective Time will be automatically converted into and exchanged for the Founder FTAC Merger Consideration pursuant to and in accordance with the Business Combination Agreement in lieu of the number of shares of Class A Common Stock into which such Founder Shares would have been converted in accordance with the Certificate of Incorporation and for no additional consideration therefor. Subject to Paragraph 7(b) in respect of any Restricted Founder Shares and Paragraph 7(e) in respect of the Forfeited Founder Shares, the Founder Shares and Exchangeable Units shall be 100% vested from and after the Closing and will not be subject to any vesting restrictions subject to the terms and conditions on exchange as set forth in the Tempo Operating Agreement with respect to the Exchangeable Units.

(b) Restricted Founder Shares. Each Sponsor Person that holds Founder Shares acknowledges and agrees that, subject to the satisfaction or waiver of each of the conditions to the Closing set forth in Article XI of the Business Combination Agreement, any portion of the Founder FTAC Merger Consideration issued in the form of shares of Company Class B-3 Common Stock pursuant to the Business Combination Agreement (such shares, the “Restricted Founder Shares”) shall be subject to the provisions set forth in this Paragraph 7 and in the Company Charter. Each Sponsor Person and the Company agrees that, from and after the Closing, each Restricted Founder Share shall be unvested and restricted and that each such share shall vest automatically and cease to be subject to any restrictions as of the occurrence of a Class B-3 Conversion Event; provided that, during the Lock-Up Period, Paragraph 6(b) hereof shall apply to the shares of Class A Common Stock issued upon any such conversion event. Upon the occurrence of a Class B-3 Conversion Event, each Restricted Founder Share shall automatically convert into one share of Company Class A Common Stock and the holder of such Restricted Founder Share shall be entitled to receive a Dividend Catch-Up Payment, in each case, as provided in Section 4.3(D) of the Company Charter and, in each case, subject to adjustment in accordance with Section 4.3(G) of the Company Charter.

(c) Forfeiture of Restricted Founder Shares. To the extent that, on or prior to the seventh (7th) anniversary of the Closing Date, a Class B-3 Conversion Event shall not have occurred in accordance with the Company Charter, all outstanding Restricted Founder Shares that shall not have been converted into shares of Company Class A Common Stock (i) shall automatically be forfeited and surrendered to the Company for no consideration and (ii) any dividends or distributions previously declared in respect of such Restricted Founder Shares and any Dividend Catch-Up Payments shall also be forfeited to the Company for no consideration, in accordance with Section 4.3(E) of the Company Charter. Following such forfeiture, the Restricted Founder Shares shall be canceled, no longer be outstanding and become void and of no further force and effect.

(d) Transfer Restrictions. Following the Closing, no Sponsor Person (or any Permitted Transferee of such Sponsor Person) shall, and each such Person shall cause any other holder of record of such Person’s Restricted Founder Shares not to, Transfer any of such Person’s Restricted Founder Shares other than to a Permitted Transferee; provided that such Permitted Transferee must enter into a written agreement with the Company and Tempo agreeing to be bound by the applicable restrictions in this Sponsor Agreement (including, as relevant, Paragraph 6 hereof) in respect of any transferred Restricted Founder Shares and the shares of Company Class A Common Stock into which such shares may be automatically converted in accordance with the Company Charter.

(e) Forfeited Founder Shares. Each Sponsor Person that holds Founder Shares acknowledges and agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 11.01 and 11.02 of the Business Combination Agreement, immediately prior to the Closing, they shall, in the aggregate and based on the percentages set forth on Schedule A hereto, forfeit and surrender to FTAC 2,587,500 shares of FTAC Class B Common Stock (the “Forfeited Founder Shares”) for no consideration. Following such forfeiture, the Forfeited Founder Shares shall be cancelled, no longer outstanding and become void and of no further effect.

8. Certain Securities Law Representations and Warranties. Each Sponsor Person hereby represents and warrants as follows:

(a) it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) in the case of Insiders only, its biographical information furnished to FTAC, if any (including any such information included in the Registration Statement), is true and accurate in all material respects and does not omit any material information with respect to such Insider’s background;

(c) its questionnaire furnished to FTAC, if any, is true and accurate in all material respects;

(d) it is not subject to or a respondent in any legal action for any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction;

(e) it has never been convicted of, or pleaded guilty to, any crime (i) involving any fraud, (ii) relating to any financial transaction or handling of funds of another Person or (iii) pertaining to any dealings in any securities, and it is not currently a defendant in any such criminal proceeding; and

(f) it is not now, and has never been (i) ineligible or subject to disqualification pursuant to Section 203(e) or 203(f) of the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Advisers Act”) to serve as an investment adviser or person associated with an investment adviser or subject to disqualification under Rule 206(4)-3 under the Advisers Act, (ii) subject to “bad actor disqualification” described in Rule 506(d) of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iii) subject to any order of any Governmental Authority that enjoins it from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with the purchase or sale of any security, (iv) ineligible to serve as a broker-dealer or an “associated person” (within the meaning of Section 3(a)(18) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of a broker-dealer under Section 15(b) of the Exchange Act (including being subject to any “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act), or (v) to its knowledge, subject to any other restriction on activities or future activities as an investment adviser or a broker-dealer or a person associated with an investment adviser or a broker-dealer under applicable Law.

9. Certain Payments. Except as set forth on Schedule B hereto, no Sponsor Person, nor any Affiliate thereof, nor any director, officer or manager of (or person acting in a similar capacity with respect to) FTAC or the Company, shall receive from FTAC or the Company, any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of, FTAC’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination and, subject to the terms of the Business Combination Agreement and as disclosed in connection therewith, each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations with respect thereof shall be due and owing by FTAC or the Company or any of its Subsidiaries from and after the Closing: (i) reimbursement of funds advanced to FTAC by the Sponsors to cover offering-related and organizational expenses; (ii) reimbursement for office space and administrative support services provided to FTAC by Cannae Holdings, Inc., in the amount of $5,000 per month; and (iii) reimbursement of legal fees and expenses incurred by the Sponsors, officers or directors in connection with FTAC’s formation and their services to FTAC (all of which clauses (i) through (iii), for the avoidance of doubt, shall be FTAC Transaction Expenses). During the Interim Period, each Sponsor Person agrees not to enter into, modify or amend any Contract between or among any Sponsor Person or any Affiliate thereof, on the one hand, and the Company or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair any Person’s ability to perform or satisfy any obligation under this Sponsor Agreement or the Business Combination Agreement.

10. Service as Officer or Director. Each Sponsor Person has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement and, as applicable, to serve as an officer, director or manager of (or in a similar capacity with respect to) FTAC.

11. Section 83(b) Elections. Within thirty (30) days following the Closing Date, each Sponsor Person shall file with the Internal Revenue Service (the “IRS”) (via certified mail, return receipt requested) a completed election, on a protective basis, under Section 83(b) of the Code and the regulations promulgated thereunder, with respect to the Restricted Founder Shares into which their Founder Shares are converted, and, upon such filing, shall thereafter notify the Company that such Sponsor Person has made such timely filing and provide the Company with a copy of such election. Each Sponsor Person should consult its tax advisor regarding the consequences of Section 83(b) elections, as well as the receipt, holding and sale of the Restricted Founder Shares.

12. Tax Treatment. The parties to this Sponsor Agreement intend that, for U.S. federal and all applicable state and local income tax purposes, (1) a conversion of Restricted Founder Shares into Company Class A Common Stock upon the occurrence of a Class B-3 Conversion Event shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (2) this Sponsor Agreement be, and the parties hereby adopt this Sponsor Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), and (3) the amount of any dividends declared with respect to the Restricted Founder Shares not be reported as taxable income (on IRS Form 1099 or otherwise) to the holders thereof unless and until such dividends are paid in cash or in kind (which, for the avoidance of doubt, for purposes of this Sponsor Agreement, shall not include any transaction subject to Paragraph 23 hereof), as the case may be. The parties to this Sponsor Agreement shall not take any position inconsistent with the intent set forth in this Paragraph 12 except to the extent otherwise required by a “determination” as defined in Section 1313 of the Code. References in this Paragraph 12 to the Code shall include references to any similar or analogous provisions of state or local law.

13. Definitions. As used herein, the following terms shall have the respective meanings set forth below:

(a) “Beneficially Own” means to exercise voting or dispositive authority over a relevant security, as determined under Rule 13d-3 of the Exchange Act.

(b) “Business Combination” has the meaning given to it in the Prior Letter Agreements.

(c) “Class B-3 Conversion Event” has the meaning given to it in the Company Charter.

(d) “Covered Shares” means all Founder Shares, all FTAC Founder Warrants, all FP Investor FTAC Warrants, all shares of FTAC Common Stock, all shares of Company Class A Common Stock and Company Class B Common Stock, all Exchangeable Units (including Exchangeable Units received in the Founder LLC Contribution) and all shares issuable in connection with the Forward Purchase Agreements, and any other shares of capital stock or equity securities of FTAC (prior to the FTAC Merger) or the Company or its subsidiaries (following the FTAC Merger, including Tempo), or securities convertible into, exercisable or exchangeable for any of the foregoing, of which any Sponsor Person owns as of the date hereof or acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities.

(e) “Exchange Date” means the date on which a Sponsor Person requests to exchange such Sponsor Person’s Exchangeable Units for the Cash Amount or the Exchange Shares pursuant to the exercise of the Exchange Right, in accordance with the Tempo Operating Agreement.

(f) “Founder Shares” means the 25,875,000 shares of FTAC Class B Common Stock, and each such share, a “Founder Share”.

(g) “Investor Rights Agreement” means that certain Investor Rights Agreement to be entered into in connection with the Closing, a substantially agreed form of which is attached as Exhibit D to the Business Combination Agreement.

(h) “IPO” has the meaning given to it in the Prior Letter Agreements.

(i) “Registration Statement” has the meaning given to it in the Prior Letter Agreements.

(j) “Tempo Parties” means Tempo and the Tempo Blockers.

(k) “Tempo Person” means Tempo and each of the directors and officers of Tempo.

(l) “Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of in any manner (including by merger, consolidation, division, operation of law or otherwise) or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security (including, for the avoidance of doubt, through a Transfer of equity securities in a Person who owns such security), (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(m) “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Refinitiv Workspace (or an equivalent successor if such page is not available), or, if no dollar volume-weighted average price is reported for such security by Refinitiv Workspace (or an equivalent successor if such page is not available) for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Company’s board of directors.

14. Entire Agreement; Amendment; No Reliance. This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor Persons, the Prior Sponsor Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto. Each of FTAC and the Sponsor Persons hereby acknowledges and agrees, on behalf of itself, its Affiliates and its Representatives, that, in connection with its entry into this Sponsor Agreement and (if applicable) the Business Combination Agreement and agreement to consummate the Transactions, none of the foregoing has relied on any representations or warranties of any Tempo Party or otherwise except for those expressly set forth in the Business Combination Agreement.

15. Assignment. No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Paragraph 15 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the parties hereto and their respective successors, heirs, personal representatives, assigns and (in the case of the Sponsor Persons) Permitted Transferees.

16. No Third-Party Beneficiaries. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto, and their respective successors, heirs, personal representatives and assigns and (in the case of the Sponsor Persons) Permitted Transferees.

17. Captions; Counterparts. The captions in this Sponsor Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Severability. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

19. Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 13.06 and 13.12 of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

20. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 13.02 of the Business Combination Agreement to the applicable party as its principal place of business (or, in the case of the Insiders, to FTAC or, following the FTAC Merger, the Company).

21. Termination. This Sponsor Agreement shall terminate on the earlier of (i) the valid termination of the Business Combination Agreement (in which case this Sponsor Agreement shall be of no force or effect and shall revert to the Prior Sponsor Letter Agreement or Prior Insider Letter Agreement, as the case may be) and (ii) the expiration of the Lock-Up Period (other than Paragraph 6(d), Paragraph 7 and Paragraphs 13 through 26 and 32 which shall survive such termination until all rights and obligations arising out of or related to Paragraph 7 shall have been fully performed); provided, that no such termination (including one that results in a reversion to the Prior Sponsor Letter Agreement or Prior Insider Letter Agreement, in each case under clause (i)) shall relieve any party hereto from any liability resulting from its pre-termination breach of this Sponsor Agreement.

22. Other Representations and Warranties. Each Sponsor Person hereby represents and warrants (severally and not jointly as to itself only) to FTAC and Tempo as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or other organizational powers and have been duly authorized by all necessary corporate, limited liability company or other organizational actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform its obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by the Enforceability Exceptions); (iv) the execution and delivery of this Sponsor Agreement by such Person do not, and the performance by such Person of its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Covered Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or delay the performance by such Person of its obligations under this Sponsor Agreement; (v) there is no Action pending or, to the knowledge of such Person, threatened against such Person before (or, in the case of a threatened Action, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or delay the performance by such Person of its obligations under this Sponsor Agreement; (vi) except as disclosed pursuant to Section 6.08 of the Business Combination Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, FTAC or the Company (or any of their respective Subsidiaries), or any Affiliates of any of the foregoing Persons in connection with the Business Combination Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which FTAC, the Company or Tempo or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and will not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good and valid title to all Covered Shares held by it, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities (other than transfer restrictions under the Securities Act) affecting any such securities, other than pursuant to (A) this Sponsor Agreement, (B) the FTAC bylaws, (C) the FTAC Charter, (D) the Business Combination Agreement or (E) any applicable securities Laws; and (x) the Founder Shares, the FTAC Founder Warrants, FTAC Class A Common Stock, FP Investor FTAC Warrants, FTAC Class C Common Stock, FTAC Surviving Corporation Class C Common Stock and Exchangeable Units listed on Schedule A are the only equity securities in FTAC or any of its Subsidiaries (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of FTAC or any of its Subsidiaries) owned of record or Beneficially Owned by such Person as of the date hereof and as of immediately prior to the consummation of the Transactions on the Closing Date and such Person (or such Person’s general partner or managing member) has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) such Founder Shares, FTAC Founder Warrants, FTAC Class A Common Stock and FP Investor FTAC Warrants and none of such Founder Shares, FTAC Founder Warrants, FTAC Class A Common Stock or FP Investor FTAC Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares, FTAC Founder Warrants, FTAC Class A Common Stock or FP Investor FTAC Warrants, except as provided in this Sponsor Agreement.

23. Equitable Adjustments. Prior to Closing, if, and as often as, there are any changes in FTAC, the Company Common Stock, the Exchangeable Units, the Founder Shares, the FTAC Founder Warrants, FTAC Class A Common Stock, the FP Investor FTAC Warrants or the FTAC Class C Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to FTAC, the Company, the Company Common Stock, the Exchangeable Units, the Founder Shares, the FTAC Founder Warrants, the FTAC Class A Common Stock, the FP Investor FTAC Warrants or the FTAC Class C Common Stock, each as so changed.

24. Stop Transfer Order; Legend. Each Sponsor Person hereby authorizes FTAC and the Company to maintain a copy of this Sponsor Agreement at either the executive office or the registered office of the Company. In furtherance of this Sponsor Agreement, each Sponsor Person hereby authorizes FTAC and the Company, promptly after the date hereof, to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of such Sponsor Person’s Covered Shares with respect to any Transfer not permitted hereunder and to include the following legend on any certificates or other instruments representing such Sponsor Person’s Covered Shares: “THE SHARES OF STOCK OR OTHER SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN SPONSOR AGREEMENT, DATED AS OF JANUARY 25, 2021, BY AND AMONG FOLEY TRASIMENE ACQUISITION CORP., A DELAWARE CORPORATION, TEMPO HOLDING COMPANY LLC, A DELAWARE LIMITED LIABILITY COMPANY, ALIGHT, INC. AND THE OTHER SIGNATORIES THERETO. ANY TRANSFER OF SUCH SHARES OF STOCK OR OTHER SECURITIES IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH SPONSOR AGREEMENT SHALL BE NULL AND VOID AB INITIO AND HAVE NO FORCE OR EFFECT WHATSOEVER.”

25. Specific Performance. Each Sponsor Person, the Company, FTAC and Tempo acknowledges and agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that a Sponsor Person, the Company or Tempo does not perform its obligations under the provisions of this Sponsor Agreement (including failing to take such actions as are required of them hereunder to consummate this Sponsor Agreement) in accordance with its specified terms or otherwise breach such provisions. Each Sponsor Person, the Company and each Tempo Person acknowledges and agrees that (i) each Sponsor Person, FTAC, the Company and Tempo shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Sponsor Agreement in accordance with Paragraph 21, this being in addition to any other remedy to which they are entitled under this Sponsor Agreement or any Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Sponsor Agreement and without that right, none of the parties hereto would have entered into this Sponsor Agreement. Each Sponsor Person, FTAC, the Company and each Tempo Person agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each Sponsor Person, FTAC, the Company and each Tempo Person acknowledges and agrees that any party seeking an injunction to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in accordance with this Paragraph 25 shall not be required to provide any bond or other security in connection with any such injunction.

26. Interpretation. Section 1.02 (Construction) and Section 13.05 (Expenses) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis. Wherever this Sponsor Agreement uses “it”, “its” or derivations thereof to refer to natural person Sponsor Persons or Tempo Persons, such references shall be deemed references to “her”, “him” or “his”, as applicable.

27. Updates to Schedule A; Admission of New Sponsor Persons. During the Interim Period, each Sponsor Person shall promptly notify the Company and Tempo of any increase, decrease or other change in the number of Founder Shares, Founder FTAC Warrants, FTAC Class A Common Stock, FP Investor FTAC Warrants or other Covered Shares held by or on behalf of such Sponsor Person (for the avoidance of doubt, such Sponsor Person acknowledges and agrees that Paragraph 6(a) prohibits all Transfers of its Covered Shares during the Interim Period, except as expressly contemplated by the FTAC Founder Transfer, the Founder LLC Warrant Contribution or the Business Combination Agreement). From and after the Closing, each Sponsor Person shall promptly notify the Company of any increase, decrease or other change in the Covered Shares held by or on behalf of such Sponsor Person, including as a result of a Transfer in compliance with this Sponsor Agreement. Promptly following each such notification, the Company shall update, or cause to be updated, Schedule A to reflect the applicable changes as they relate to Founder Shares, Founder FTAC Warrants, FTAC Class A Common Stock or FP Investor FTAC Warrants (in the case of an Interim Period change) or Company Common Stock and Exchangeable Units (in the case of a post-Closing change) or other Covered Shares and provide a copy of such updated Schedule A to each of the parties hereto, and such updated Schedule A shall control for all purposes of this Sponsor Agreement (unless and until it is later updated in accordance with this Paragraph 27). Any update to Schedule A in accordance with this Sponsor Agreement shall not be deemed an amendment to this Sponsor Agreement for purposes of Paragraph 14.

28. Termination of Existing Registration Rights Agreement. Effective as of (but subject to the consummation of) the Closing, (a) that certain Registration Rights Agreement, dated as of May 29, 2020, by and among FTAC, the Sponsors and the other parties thereto is hereby terminated and of no force or effect, and (b) none of the parties thereto shall have any rights or obligations thereunder.

29. FP Agreements.

(a) Effective as of the date of this Sponsor Agreement, each FP Investor irrevocably (subject to Paragraph 29(f)) waives Section 4 (the Right of First Offer) of its respective Forward Purchase Agreement, dated as of May 8, 2020, between it and FTAC (together, the “Forward Purchase Agreements”), and any entitlement to rights in connection with or as a result of such section, with respect to the Transactions. Each FP Investor further represents and agrees that its rights under Section 4 of its respective Forward Purchase Agreement have not been exercisable prior to the date hereof in connection with any transactions undertaken by FTAC and that it is not entitled to any equity purchases pursuant thereto in connection with the Transactions.

(b) Effective as of the date of this Sponsor Agreement, each FP Investor irrevocably (subject to Paragraph 29(f)) waives the condition to its obligation to purchase the Forward Purchase Securities at the FPS Closing (each as defined in such FP Investor’s Forward Purchase Agreement) set forth in Section 6(a)(vi) of its Forward Purchase Agreement related to the funding and purchase of the other FP Investor’s Forward Purchase Securities.

(c) Effective as of the date of this Sponsor Agreement, FTAC and each FP Investor hereby acknowledges and agrees that the applicable Forward Purchase Agreement may not be terminated pursuant to Section 7(a) (Termination for Convenience) or Sections 7(b)(iii), (iv) or (v) (in each case, solely as such condition relates to William P. Foley II) of such Forward Purchase Agreement without the prior written consent of Tempo.

(d) Effective as of (but subject to the consummation of) the Closing, the registration rights set forth in Exhibit A to the Forward Purchase Agreements are hereby terminated and of no further force or effect, and none of the parties thereto shall have any rights or obligations thereunder.

(e) Each FP Investor acknowledges and agrees that each of Tempo and the Company shall be an express third party beneficiary of its respective Forward Purchase Agreement and that each of Tempo and the Company shall be entitled to enforce the terms of such agreement directly against it, including the right to cause such FP Investor to fund its respective portion of the FTAC Financing in accordance with the terms of its Forward Purchase Agreement.

(f) Each FP Investor, the Company and Tempo acknowledges and agrees that the provisions of this Paragraph 29 are intended to amend and modify the applicable Forward Purchase Agreement to the extent set forth herein; provided, however, that (i) except as expressly waived or modified in this Paragraph 29, each Forward Purchase Agreement shall remain in full force and effect in accordance with its existing terms and (ii) the amendments, modifications, waivers and other provisions of this Paragraph 29 shall terminate and have no force or effect ab initio upon the valid termination of the Business Combination Agreement.

30. Additional Agreements. Each Sponsor hereby represents and warrants to FTAC and Tempo, severally and not jointly, that (i) on or prior to the date hereof, it has delivered to FTAC and Tempo a capitalization table showing all of the direct equity owners of such Sponsor (each, a “Sponsor Cap Table”) and (ii) its Sponsor Cap Table is true, correct and complete in all respects as of the date hereof. Notwithstanding anything to the contrary herein, following the date hereof, each Sponsor shall provide written notice to FTAC and Tempo promptly following any change in its Sponsor Cap Table.

31. Amendments to Organizational Documents. Following the Closing, each Sponsor Person agrees, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares, in each case in its capacity as a holder of Covered Shares, at any meeting of Company stockholders or members of the Tempo Surviving Entity, as applicable, called for the purpose of, or in the event of any action proposed to be taken by written consent by the Company stockholders or Tempo members, as applicable, with respect to, any waiver, amendment or modification to the terms of any series of Class B Common Stock or Class B Units contained in the Company Charter or the Tempo Operating Agreement, as applicable, that are required to give effect to the provisions of Paragraph 6(d) of this Agreement or Section 4.3(b) of the Investor Rights Agreement or to provide for a proportionate waiver, modification or amendment of any transfer restriction or vesting condition with respect to such series of Class B Common Stock or Class B Units, as applicable, in accordance with such provisions, to vote or consent all Covered Shares then held by it that are entitled to vote on the proposal or waiver, amendment or modification in favor thereof.

32. Further Assurances. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Pages Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Agreement on the day and year first above written.

TRASIMENE CAPITAL FT, LP
By: Trasimene Capital FT, LLC, its general partner

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

BILCAR FT, LP
By: Bilcar FT, LLC, its general partner

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Managing Director, General Counsel and
Corporate Secretary

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and
Corporate Secretary

[Signature Page to Amended and Restated Sponsor Letter Agreement]

FOLEY TRASIMENE ACQUISITION CORP.

By:	/s/ Richard N. Massey
	Name:	Richard N. Massey
	Title:	Chief Executive Officer

ACROBAT HOLDINGS, INC.

By:	/s/ Richard N. Massey
	Name:	Richard N. Massey
	Title:	Chief Executive Officer

[Signature Page to Amended and Restated Sponsor Letter Agreement]

THL FTAC LLC
By: THL Equity Advisors, VIII, LLC, its manager
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Thomas H. Hagerty
Name: Thomas H. Hagerty
Title: Director

[Signature Page to Amended and Restated Sponsor Letter Agreement]

By:	/s/ William P. Foley, II
Name: William P. Foley, II

By:	/s/ Richard N. Massey
Name: Richard N. Massey

By:	/s/ Hugh R. Harris
Name: Hugh R. Harris

By:	/s/ David W. Ducommun
Name: David W. Ducommun

By:	/s/ Douglas K. Ammerman
Name: Douglas K. Ammerman

By:	/s/ Thomas H. Hagerty
Name: Thomas M. Hagerty

By:	/s/ Frank R. Martire, Jr.
Name: Frank R. Martire, Jr.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle

By:	/s/ Bryan Coy
Name: Bryan Coy

[Signature Page to Amended and Restated Sponsor Letter Agreement]

TEMPO HOLDING COMPANY LLC

By:	/s/ Stephan Scholl
Name: Stephan Scholl
Title: Chief Executive Officer

[Signature Page to Amended and Restated Sponsor Letter Agreement]